2025
ANNUAL REPORT
SOUTHSIDE BANCSHARES, INC.



SERVING TEXAS · SOUTHSIDE B·
65 YEARS

SOUTHSIDE
BANCSHARES, INC.™

Table of Contents



A Letter From Our CEO

Keith M. Donahoe



Dear Fellow Shareholders,

It is an honor to write to you for the first time as Chief Executive Officer of Southside Bancshares, Inc. While my appointment as CEO became effective January 1, 2026, I have had the privilege of serving as President since May 2024 and working closely with our leadership team and Board during a meaningful period of transition and opportunity for our organization.

As we reflect on 2025, I am proud of the strength, resilience, and commitment demonstrated by our team members across Southside. Their dedication to our customers, communities, and one another continues to define who we are and positions us well for the future.

Honoring the Legacy of Leadership

Before diving into this year's Annual Report, I'd like to give special recognition to former Southside CEO, Lee R. Gibson, who concluded more than 40 years of service to the Bank and celebrated retirement on December 31, 2025. Lee's impact on Southside cannot be overstated. Under his leadership, Southside experienced extraordinary growth, expanded its geographic footprint, strengthened its financial foundation, and cultivated a workplace culture rooted in integrity, collaboration, and service.

Just as importantly, Lee built an organization where people matter - a culture that values relationships, empowers team members, and consistently puts customers first. On behalf of our Board, our team members, and our shareholders, I extend my sincere gratitude to Lee for his vision, leadership, and lasting contributions to Southside.

We also recognize and thank Brian McCabe, who retired as Chief Operating Officer in November 2025 following a distinguished 40-plus-year career in banking. Brian's steady leadership, operational expertise, and commitment to excellence helped guide Southside through periods of growth and change, and his influence will be felt for years to come.

Our appreciation also goes out to Michael Bosworth who has served on the Board of Directors since 2015 and who will be retiring in 2026. I have no doubt that Michael's extraordinary efforts, expertise, and guidance contributed to Southside's success since joining the board. On behalf of our customers, colleagues, and shareholders, I would like to thank Michael for his years of service to Southside.

 And lastly, we pay honor and tribute to William "Bill" Sheehy, Director Emeritus, who passed away in October 2025. Bill was a gentle but mighty force in the East Texas community and was respected by all who knew him. He was the kind of person who commanded respect without saying a word, and someone who others turned to for advice, counsel, and wisdom. More importantly, he was a family man who loved his wife and family fiercely. He was not only a trusted legal advisor and colleague, but he was a friend to many at Southside and we all dearly miss him.

2025 Financial Highlights

Southside continued to deliver solid results in 2025, supported by disciplined execution and a focus on long-term value creation. Highlights for the year included:

- Net income of $69.2 million

- Earnings per common share of $2.29

- Return on average tangible common equity of 11.22%

- Strong capital and liquidity levels

During 2025, we restructured a portion of our available for sale securities to enhance future earnings by selling lower yielding securities and reinvesting into higher yielding assets, including loans and securities - this resulted in a pre-tax loss of approximately $32 million. These results reflect the strength of our balance sheet and the dedication of our team members to serving customers with consistency and care.

Texas Economic Outlook

Texas continues to demonstrate economic strength driven by population growth, business investment, and a diverse, resilient industry base. While the banking environment remains competitive, we enter 2026 with cautious optimism as economic fundamentals across our markets remain solid. Improving interest rate dynamics, continued loan demand, and improving employment trends support a constructive outlook for community and regional banks. We believe Southside is well positioned to navigate the evolving landscape, leveraging our strong capital position, disciplined and conservative risk management, and relationship-based approach to deliver sustainable growth and long-term value for our stakeholders.

Commitment to Customers and Experience

At Southside, relationships remain at the core of everything we do. Throughout 2025 - and even more intentionally in 2026 - we are enhancing the customer experience by focusing on hospitality, responsiveness, and personalized service across every channel.

Whether in our branches, through our lenders and treasury teams, or via digital banking solutions, our goal is simple: to make banking with Southside easy, welcoming, and relationship-driven. We believe exceptional service builds trust, loyalty, and long-term partnerships with the customers we are proud to serve.

Strategic Growth and Investment

Looking ahead into 2026, we remain focused on thoughtful, strategic growth in markets where we see long-term opportunity. Key initiatives include:

- **Continued expansion in the Dallas/Fort Worth metroplex, supported by experienced bankers and growing customer demand**

- **A new branch opening in the The Woodlands, strengthening our presence in the greater Houston market**

- **Opening the new Tyler Bellwood branch, enhancing convenience and visibility in our home market**

These investments position us to better serve our customers today while preparing Southside for continued growth in the years ahead.

Our Culture and Team Members

Southside's success begins with our people. We are proud of our strong, relationship-based culture and the exceptional team members who bring it to life every day. Their professionalism, compassion, and commitment to one another create an environment where people can grow, serve, and succeed together.

When our team members feel supported and valued, they are empowered to deliver meaningful



experiences for customers and make a positive impact in the communities we serve.

Recognition and Awards

In 2025, Southside was honored to receive several prestigious awards that reflect both our culture and our commitment to excellence, including:

- **Cornerstone Award, presented by Texas Bankers Association**

- **Best Bank to Work For, presented by American Banker**

- **Best Places to Work in Texas, presented by Best Companies Group**

- **Best Companies to Work For in Fort Worth, presented by Fort Worth Inc.**

These recognitions belong to our team members, whose dedication and shared values continue to set Southside apart.

Commitment to Our Communities

Community involvement has long been a defining characteristic of Southside. Through volunteerism, financial education, nonprofit partnerships, and local engagement, our team members are deeply invested in the places we call home. We believe strong communities create strong families, businesses, and relationships – everything that makes a community great – so, we remain committed to giving back in meaningful and lasting ways.



In 2025, Southside team members contributed well over 7,000 hours to their local communities and the Bank donated over $1.1 million to non-profit and civic organizations in our local markets. Being a community bank isn't just a saying…we mean it.

Looking Ahead

As we move forward, I am optimistic about Southside's future and confident in our ability to build on the strong foundation established over the past six decades. We will continue to invest in our people, enhance the customer experience, innovate, grow strategically, and uphold the values that have defined Southside for generations.

Thank you for your continued trust and support. I look forward to leading Southside into its next chapter.

Sincerely,

Keith M. Donahoe

President and Chief Executive Officer
Southside Bank and Southside Bancshares, Inc.

New York Stock Exchange Recognition of our 65th Year

In July, Southside was honored to ring the opening bell at the New York Stock Exchange to commemorate Southside's 65th Anniversary. As a Texas-based bank deeply rooted in Texas communities, we were pleased to announce our dual listing on the NYSE Texas in November 2025.

Our Texas footprint includes some of the strongest and fastest growing markets in the country. We are proud to support the continued growth and development of our great state, while also enhancing shareholder value.

Images courtesy of NYSE Group. NYSE does not recommend or endorse any investments, investment strategies, companies, products or services.





We are proud to call Texas home.

Southside currently operates 54 branches, one loan production office, and a network of 71 ATMs/ITMs throughout East Texas, Southeast Texas, and the greater Dallas/ Fort Worth, Austin, and Houston areas. Additionally, Southside is affiliated with over 60,000 ATMs across the nation. Serving customers since 1960, Southside Bank is a community-focused financial institution that offers a full range of financial products and services to individuals and businesses.



OKLAHOMA

ARKANSAS

LOUISIANA

Fort Worth

Lindale

Tyler

Frisco

Dallas

Dallas

Fort Worth

Cleburne

Gun Barrel City

Lindale

Longview

Tyler

Tyler

Palestine

Nacogdoches

Lufkin

Jasper

Austin

Austin

Cleveland

Splendora

The Woodlands

Houston

Houston

Financial Highlights

Dollars in thousands except per share amounts

	2025	2024
NET INCOME	$69,220	$88,494
PER SHARE DATA		
Earnings per common share - basic	$ 2.30	$ 2.92
Earnings per common share - diluted	$ 2.29	$ 2.91
Cash dividends paid per common share	$ 1.44	$ 1.44
Book value per common share	$ 28.52	$ 26.73
PERFORMANCE RATIOS		
Return on average assets	0.83 %	1.06 %
Return on average shareholders' equity	8.40 %	11.03 %
Dividend payout ratio - basic	62.61 %	49.32 %
Dividend payout ratio - diluted	62.88 %	49.48 %
Net interest margin	2.81 %	2.74 %
Net interest margin (fully taxable equivalent)*	2.93 %	2.88 %
BALANCE SHEET DATA		
Loans	$ 4,817,991	$ 4,661,597
Securities	$ 2,703,696	$ 2,813,128
Total assets	$ 8,514,590	$ 8,517,448
Noninterest bearing deposits	$ 1,433,129	$ 1,357,152
Interest bearing deposits	$ 5,432,030	$ 5,297,096
Total deposits	$ 6,865,159	$ 6,654,248
Other borrowings	$ 419,793	$ 808,352
Long-term debt	$ 299,957	$ 152,316
Total shareholders' equity	$ 847,615	$ 811,942

A non-GAAP measure. See "Non-GAAP Financial Measures" for more information and a reconciliation to GAAP in our Form 10-K.

Board of Directors

Southside Bancshares, Inc.



H. J. Shands, III
Chairman of the Board



John R. (Bob) Garrett
Vice Chairman of the Board



Lawrence L. Anderson, MD



S. Elaine Anderson, CPA



Michael J. Bosworth



Patricia A. Callan



Kirk A. Calhoun, MD



Shannon Dacus



Keith M. Donahoe
President and CEO



Alton L. Frailey



Lee R. Gibson, CPA



Raymond C. McKinney, CPA



Jeb. W. Jones



Preston L. Smith



Herbert C. Buie
Director Emeritus

Officers

Southside Bancshares, Inc.

Keith M. Donahoe
President and
Chief Executive Officer

Lee R. Gibson, CPA
Chief Executive Officer
(Retired 12.31.2025)

Julie N. Shamburger, CPA
Chief Financial Officer

T. L. Arnold
Chief Credit Officer

Curtis Burchard
Chief Lending Officer

Mitchell Craddock
Chief Operations Officer

Vonna Crowley, CRCM
Chief Compliance Officer

Suni Davis, CPA, CERP
Chief Treasury Officer

Sandi Hegwood, CPA, CIA
Chief Audit Executive

Anne Martinez
Chief Risk Officer

Brian K. McCabe
Chief Operations Officer
(Retired 11.14.2025)

April Pinkley, CPA
Chief Accounting Officer

Staci Anderson
Senior Vice President and
Senior Loan Review Officer

Brooke Mott, CRCM
Senior Vice President and
Fair and Responsible
Banking Officer

Lindsey Bailes, CPA
Senior Vice President and
Investor Relations Officer

Katherine Clover, CPA, CIA, CISA
Vice President and
Internal Audit Manager

Misty de Wet, CPA, CIA
Vice President and
Internal Audit Manager

Roxanne Reynolds, CPA
Vice President and
Internal Audit Manager

Trent Wilson
Vice President and
Loan Review Officer

Austin Fleet, CPA
Assistant Vice President and
Internal Auditor

Adam McElroy, CPA, CIA
Assistant Vice President and
Internal Auditor

Petra Herbert
Banking Officer and
Loan Review Analyst

Mary McLarry
Corporate Secretary

Directors

Southside Bank

Lawrence L. Anderson, MD
Retired Physician

S. Elaine Anderson, CPA
Retired Healthcare Executive
Healthcare Consultant

T. L. Arnold*
Chief Credit Officer

Michael J. Bosworth
President
Bosworth & Associates

Kirk A. Calhoun, MD
President
University of North Texas Health
and Vice Chancellor for Health,
University of North Texas System

Herbert C. Buie
Director Emeritus
Retired Chief Executive Officer
and Business Owner

Curtis Burchard*
Chief Lending Officer

Patricia A. Callan
Principal
Callan Consulting

Shannon Dacus
President and Owner
The Dacus Firm

Keith M. Donahoe
President and
Chief Executive Officer

Alton L. Frailey
President
Alton L. Frailey & Associates, LLC

John R. (Bob) Garrett
Vice Chairman of the Board
President
Fair Oil Company

Lee R. Gibson, CPA
Chief Executive Officer
(Retired 12.31.2025)

Jeb W. Jones
Chief Executive Officer
Pro Star Rental

Raymond C. McKinney, CPA
President and Chief Executive Officer
The Genecov Group

Brian K. McCabe*
Chief Operations Officer
(Retired 11.14.2025)

Julie N. Shamburger, CPA*
Chief Financial Officer

H. J. Shands, III
Chairman of the Board
Retired Banker

Preston L. Smith
President
PSI Production, Inc.

Lonny R. Uzzell*
Chief Business Development Officer

*Advisory Directors

Officers

Southside Bank

Keith M. Donahoe
President and
Chief Executive Officer

Lee R. Gibson, CPA
Chief Executive Officer
(Retired 12.31.2025)

Julie N. Shamburger, CPA
Chief Financial Officer

Mitchell Craddock
Chief Operations Officer

Gary Mills
Chief Technology Officer

T. L. Arnold
Chief Credit Officer

Vonna Crowley, CRCM
Chief Compliance Officer

April Pinkley, CPA
Chief Accounting Officer

Curtis Burchard
Chief Lending Officer

Suni Davis, CPA, CERP
Chief Treasury Officer

Carlos Renteria, CISA, CISM, CDPSE
Chief Information Security Officer

Sherri Anthony
Chief Banking Officer

Anne Martinez
Chief Risk Officer

James Schafer
Chief Information Officer

Faye Bond
Chief Innovation Officer

Brian K. McCabe
Chief Operations Officer
(Retired 11.14.2025)

Lonny Uzzell
Chief Business Development Officer

Regional President
Jared Green, East Texas

Market Presidents
Charles Colley, Austin
Justin Holt, Fort Worth
Michael Goode, Nacogdoches
Codie Jenkins, Southeast Texas
Amos McDonald, Houston
Brian Turner, East Texas

Executive Vice Presidents
David Braswell, CPA
Brad Browder, CFA
Mark Cundiff
Pam Cunningham
Brandon Green
Jonathan Hilley
Vicki Jennings
Christopher Katri
Keith Leonhardt, CISA, CDPSE

Phyllis Milstead
Emily Moore, CPA, SHRM-SCP
Chris Phelps
Leigh Anne Rozell, CAMS

SOUTHSIDE INVESTMENT SERVICES

President
Joel Adams

WEALTH MANAGEMENT & TRUST

President
Bill Newburn, CFP, CTFA, CWS

Regional President
Hilary Haglund Walker, JD, East Texas

Market President
Emily Corbett, Southeast Texas, AAMS

Executive Vice President
Kim Christie, CPA, CTFA

Form 10-K

2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From _____ to _____

Commission file number 001-42396

SOUTHSIDE BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Texas	**75-1848732**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1201 S. Beckham Avenue, Tyler Texas	**75701**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (903) 531-7111

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $1.25 par value	SBSI	New York Stock Exchange
		NYSE Texas

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2025, was approximately $837.3 million (based upon the closing price of $29.43 per share as reported by the New York Stock Exchange on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter).

As of February 24, 2026, there were 29,735,507 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Registrant's proxy statement to be filed for the Company's Annual Meeting of Shareholders to be held on May 14, 2026 are incorporated by reference into Part III of this Annual Report on Form 10-K. Other than those portions of the proxy statement specifically incorporated by reference pursuant to Items 10-14 of Part III hereof, no other portions of the proxy statement shall be deemed so incorporated herein.

SOUTHSIDE BANCSHARES, INC.
Glossary of Acronyms, Abbreviations and Terms

The acronyms, abbreviations and terms listed below are used in various sections of this Form 10-K, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data."

Entities:

Southside Bancshares, Inc.	Bank holding company for Southside Bank
Southside Bank	Texas state bank and wholly owned subsidiary of Southside Bancshares, Inc.
Company	Combined entities of Southside Bancshares, Inc. and its subsidiaries, including Southside Bank
Bank	Southside Bank
Omni	OmniAmerican Bancorp, Inc., a bank holding company, and its wholly-owned subsidiary, OmniAmerican Bank, acquired by Southside on December 17, 2014
Southside	Southside Bancshares, Inc.

Other Acronyms, Abbreviations and Terms:

2024 Form 10-K	Southside Bancshares, Inc. Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025
2025 Incentive Plan	Southside Bancshares, Inc. 2025 Incentive Plan
401(k) Plan	401(k) Defined Contribution Plan
Acquired Retirement Plan	OmniAmerican Bank defined benefit pension plan
AFS	Available for sale
AI	Artificial intelligence
ALCO	Asset/Liability Committee
AML	Anti-money laundering
AOCI	Accumulated other comprehensive income or loss
ASC	Accounting Standards Codification
ASU	Accounting Standards Update issued by the FASB
ATM	Automated teller machines
BTFP	The Federal Reserve's Bank Term Funding Program
Basel Committee	Basel Committee on Banking Supervision
BHCA	Bank Holding Company Act of 1956
Board	Board of directors
BOLI	Bank owned life insurance
CBCA	Change in Bank Control Act
CBLR	Community Bank Leverage Ratio framework
CDs	Certificates of deposit
CECL	ASC 326, Financial Instruments- Credit Losses, also known as Current Expected Credit Losses
CET1	Common Equity Tier 1
CFPB	Consumer Financial Protection Bureau
CISO	Chief Information Security Officer
CMOs	Collateralized mortgage obligations
CRE	Commercial real estate
CRE Guidance	Collectively, the Final Interagency Policy Statement on Prudent Commercial Real Estate Loan Accommodations and Workouts and the Interagency Statement on Prudent Risk Management for Commercial Real Estate Lending released in December 2015.
COVID-19	Novel strain of coronavirus
CRA	Community Reinvestment Act
DEI	Diversity, equity and inclusion

DIF	FDIC's Deposit Insurance Fund
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
DRIP	Dividend Reinvestment Plan
ESG	Environmental, social and governance
ESOP	Employee Stock Ownership Plan
ETR	Effective tax rate
Exchange Act	Securities Exchange Act of 1934
Fannie Mae	Federal National Mortgage Association
FFIEC	Federal Financial Institutions Examination Council
FASB	Financial Accounting Standards Board
FDIA	Federal Deposit Insurance Act
FDIC	Federal Deposit Insurance Corporation
FDICIA	Federal Deposit Insurance Corporation Improvement Act of 1991
Federal Reserve	The Board of Governors of the Federal Reserve System
FHLB	Federal Home Loan Bank
FinCEN	Financial Crimes Enforcement Network
Fintech	Financial technology
FRA	Federal Reserve Act
FRBNY	Federal Reserve Bank of New York
FRDW	Federal Reserve Discount Window
Freddie Mac	Federal Home Loan Mortgage Corporation
FTE	Fully-taxable equivalents measurements
GAAP	United States generally accepted accounting principles
GLBA	Gramm-Leach-Bliley Act
GNMA	Government National Mortgage Association
GSEs	U.S. government-sponsored enterprises
HTM	Held to maturity
ITM	Interactive teller machines
LIBOR	London Interbank Offered Rate
LPO	Loan production office
MBS	Mortgage-backed securities
MVPE	Market value of portfolio equity
NPI	Nonpublic personal information
NQSO	Nonqualified stock options
NYSE	New York Stock Exchange
OFAC	The U.S. Department of the Treasury's Office of Foreign Assets Control
OREO	Other real estate owned
PCAOB	Public Company Accounting Oversight Board
Plan	Stock Repurchase Plan
PSU	Performance-based restrictive stock units
REIT	Real estate investment trust
Repurchase agreements	Securities sold under agreements to repurchase
RESPA	Real Estate Settlement Procedures Act
Restoration Plan	Nonfunded supplemental retirement plan
Retirement Plan	Defined benefit pension plan
ROATCE	Return on Average Tangible Common Equity
ROU	Right-of-use
RSU	Restricted stock units

SEC	Securities and Exchange Commission
SOFR	Secured Overnight Financing Rate provided by the Federal Reserve Bank of New York
TDB	Texas Department of Banking
TILA	Truth in Lending Act
U.S.	United States
USA PATRIOT Act	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001
VIE	Variable interest entity
Volcker Rule	Section 619 of the Dodd-Frank Act

IMPORTANT INFORMATION ABOUT THIS REPORT

In this report, the words “the Company,” “we,” “us,” and “our” refer to the combined entities of Southside Bancshares, Inc. and its subsidiaries, including Southside Bank. The words “Southside” and “Southside Bancshares” refer to Southside Bancshares, Inc. The words “Southside Bank” and “the Bank” refer to Southside Bank.

PART I

ITEM 1. BUSINESS

FORWARD-LOOKING INFORMATION

The disclosures set forth in this item are qualified by the section captioned “Cautionary Notice Regarding Forward-Looking Statements” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K and other cautionary statements set forth elsewhere in this report.

GENERAL

Southside Bancshares, Inc., incorporated in Texas in 1982, is a bank holding company for Southside Bank, a Texas state bank headquartered in Tyler, Texas that was formed in 1960. We operate through 53 branches, 12 of which are located in grocery stores, in addition to wealth management and trust services, and/or loan production, brokerage or other financial services offices.

At December 31, 2025, our total assets were $8.51 billion, total loans were $4.82 billion, total deposits were $6.87 billion and total equity was $847.6 million. For the years ended December 31, 2025 and 2024, our net income was $69.2 million and $88.5 million, respectively. For the years ended December 31, 2025 and 2024, diluted earnings per common share was $2.29 and $2.91, respectively. We have paid a cash dividend to shareholders every year since 1970 (including dividends paid by Southside Bank prior to the incorporation of Southside Bancshares).

We are a community-focused financial institution that offers a full range of financial services to individuals, businesses, municipal entities and nonprofit organizations in the communities that we serve. These services include consumer and commercial loans, deposit accounts, wealth management, trust and brokerage services.

Our consumer loan services include 1-4 family residential loans, home equity loans, home improvement loans, automobile loans and other consumer related loans. Commercial loan services include short-term working capital loans for inventory and accounts receivable, short- and medium-term loans for equipment or other business capital expansion, commercial real estate loans and municipal loans. We also offer construction loans for 1-4 family residential and commercial real estate.

We offer a variety of deposit accounts with a wide range of interest rates and terms, including savings, money market, interest and noninterest bearing checking accounts and CDs.

Our trust and wealth management services include investment management, administration of irrevocable, revocable and testamentary trusts, estate administration, and custodian services, primarily for individuals and, to a lesser extent, partnerships and corporations. Additionally, we offer retirement and employee benefit accounts, including but not limited to, IRAs, 401(k) plans and profit-sharing plans. At December 31, 2025, our wealth management and trust assets under management were approximately $1.65 billion.

Our business strategy includes evaluating expansion opportunities through acquisitions of financial institutions in market areas that could complement our existing franchise. We generally seek merger partners that are culturally similar, have experienced management teams and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services.

We and our subsidiaries are subject to comprehensive regulation, examination and supervision by the SEC, the Federal Reserve, the TDB and the FDIC and are subject to numerous laws and regulations relating to internal controls, the extension of credit, making of loans to individuals, deposits and all other facets of our operations.

Our primary executive offices are located at 1201 South Beckham Avenue, Tyler, Texas 75701 and our telephone number is 903-531-7111. Our website can be found at *www.southside.com*. Our public filings with the SEC may be obtained free of charge on either our website, https://investors.southside.com/ under the topic Financials, or the SEC’s website, *www.sec.gov,* as soon as reasonably practicable after filing with the SEC. We include our website address throughout the filing only as textual references. The information contained on our website is not incorporated in this document by reference.

MARKET AREA

We are headquartered in Tyler, Texas. The Tyler metropolitan area has an estimated population of 245,000 and is located approximately 90 miles east of Dallas, Texas and 90 miles west of Shreveport, Louisiana.

We consider our primary market areas to be East Texas, Southeast Texas, as well as the greater Dallas-Fort Worth, Austin and Houston, Texas areas. Our expectation is that our presence in all of the market areas we serve should grow in the future. In addition, we continue to explore new markets in which we believe we can successfully expand.

The principal economic activities in our market areas include medical services, retail, education, financial services, technology, distribution, manufacturing, government and to a lesser extent, oil and gas industries. These economic activities support a growing regional system of medical service, retail and education centers. Tyler, Dallas-Fort Worth, Austin and Houston are home to several nationally recognized health care systems that represent all major specialties.

Our 53 branches, 37 drive-thru facilities and two LPOs are located in and around Arlington, Austin, Bullard, Chandler, Cleburne, Cleveland, Dallas, Diboll, Euless, Fort Worth, Frisco, Granbury, Grapevine, Gresham, Gun Barrel City, Hawkins, Hemphill, Houston, Irving, Jacksonville, Jasper, Lindale, Longview, Lufkin, Nacogdoches, Palestine, Pineland, San Augustine, Splendora, The Woodlands, Tyler, Watauga, Weatherford and Whitehouse. Our advertising is designed to target the market areas we serve. The type and amount of advertising in each location is determined based on our market share in that area, combined with overall cost by market.

Additionally, our customers may access various banking services through a wide network of ATMs, ITMs, automated telephone, internet and mobile banking products. Customers can apply for loans, open deposit accounts, access account information and conduct various other transactions online from their smart phones or computers.

RECENT DEVELOPMENTS

We expect to open traditional branch locations at Bellwood Park in Tyler, Texas and The Woodlands in the first quarter of 2026.

THE BANKING INDUSTRY IN TEXAS

The banking industry is affected by general economic conditions such as interest rates, inflation, recession, unemployment and other factors beyond our control. During the last 30 years the Texas economy has continued to diversify, decreasing the overall impact of fluctuations in oil and gas prices; however, the oil and gas industry is still a significant component of the Texas economy. Continued tariff announcements and ongoing tariff negotiations have caused some uncertainty related to inflation levels and its impact on the overall economy. While it is too early to discern the likely outcome of these tariff announcements and negotiations, the current economic conditions and growth prospects for our markets continue to reflect a solid and positive outlook. Higher inflation levels and interest rate fluctuations could have a negative impact on both our consumer and commercial borrowers in the future. Overall, however, the Texas markets we serve remain healthy.

COMPETITION

The activities we are engaged in are highly competitive. Financial institutions such as credit unions, fintech companies, consumer finance companies, insurance companies, brokerage companies and other financial institutions with varying degrees of regulatory restrictions compete vigorously for a share of the financial services market. Fintech, brokerage and insurance companies continue to become more competitive in the financial services arena and pose an ever-increasing challenge to banks. Legislative changes also greatly affect the level of competition we face. Federal legislation allows credit unions to use their expanded membership capabilities, combined with tax-free status, to compete more openly for traditional bank business. The tax-free status granted to credit unions provides them with a significant competitive advantage. Many of the largest banks operating in Texas, including some of the largest banks in the country, have offices in our market areas with capital resources, broader geographic markets and legal lending limits substantially in excess of those available to us. We face competition from institutions that offer products and services we do not or cannot currently offer. Some institutions we compete with offer interest rate levels on loan and deposit products that we are unwilling to offer due to interest rate risk and overall profitability concerns. We expect the level of competition in the financial services market to continue to increase.

HUMAN CAPITAL RESOURCES

At December 31, 2025, we employed approximately 781 full time equivalent persons. None of our employees are represented by any unions or similar groups. We consider the relationship with our employees to be good, which we believe to be reflected in the average tenure of our employees exceeding eight years, with the tenure of 33% of our employees exceeding ten years. As of December 31, 2025, women and ethnic minorities represented approximately 68% and 41% of our workforce, respectively.

During 2025, Southside was awarded "Best Banks to Work For" by American Banker for the fourth consecutive year, "Best Companies to Work For in Fort Worth" for the third consecutive year, and for the first time, received the distinction of "Best Place to Work in Texas" by the Best Companies Group. These awards identify organizations that excel at creating positive and supportive workplaces for employees. We continuously work toward an outstanding workplace with competitive benefits for employees through our initiatives outlined below.

The health, safety and wellness of our employees is a top priority for Southside. In 2025, we continued to focus on the health and wellness of our employees through several company-wide efforts including a wellness program that allows employees to earn cash rewards, as well as wellness communications and webinars throughout the year. We maintain a comprehensive employee handbook, code of business conduct, as well as other policies, including a harassment policy, whistleblower policy and a human rights policy statement, to promote a safe and supportive workplace culture.

We believe employees to be our greatest asset and that our future success depends on our ability to attract, retain and develop employees. Professional development is a key priority, which is facilitated through our many corporate initiatives including extensive training programs, corporate mentoring, leadership programs, educational reimbursement and corporate and personal development coaching. We recognize and award employees through several different initiatives centered around service to Southside and initiatives that impact workplace culture and the communities we serve.

Effective communication is critical to supporting our employees and is carried out through our weekly newsletters, executive announcements, quarterly Town Hall meetings and our corporate intranet.

As part of our effort to attract and retain employees, we offer a broad range of benefits, including, but not limited to, 15-30 days of annual paid time off based on length of employment, sick leave, parental leave, participation in our ESOP, 401(k) match for eligible employees and up to 20 hours of paid time off annually to volunteer. We believe our compensation packages and benefits are competitive with others in our industry. For additional information regarding our employee benefit plans, see "Note 10 - Employee Benefits" to our consolidated financial statements included in this report.

SUPERVISION AND REGULATION

General

Banking is a complex, highly regulated industry. As a bank holding company under federal law, the Company is subject to regulation, supervision and examination by the Federal Reserve. As a Texas-chartered state bank, Southside Bank is subject to regulation, supervision and examination by the TDB, as its chartering authority, and by the FDIC, as its primary federal regulator and deposit insurer. This system of regulation and supervision provides a comprehensive legal framework for our operations and is intended primarily for the protection of bank depositors, the FDIC's DIF and the public, rather than our shareholders and creditors.

In addition to the system of regulation and supervision outlined above, the CFPB has authority to supervise and examine depository institutions with more than $10 billion in assets for compliance with these federal consumer laws. The CFPB also has rulemaking authority for a range of consumer financial protection laws (such as TILA, the Electronic Fund Transfer Act and RESPA, among others). The authority to supervise and examine depository institutions with $10 billion or less in assets (such as Southside Bank) for compliance with federal consumer laws remains largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. Accordingly, the CFPB may participate in examinations of Southside Bank, and could supervise and examine other direct or indirect subsidiaries of the Company that offer consumer financial products or services. Notwithstanding ongoing, legal, budgetary and structural challenges affecting the CFPB, the CFPB remains an active federal regulatory agency with continuing supervisory and enforcement authority and retains its broad authority to pursue enforcement actions, including investigations, civil actions and cease and desist proceedings. The CFPB may also refer civil and criminal findings to the Department of Justice for prosecution.

The earnings of Southside Bank and, therefore, the earnings of the Company, are affected by general economic conditions, changes in federal and state laws and regulations and actions of various regulatory authorities, including those referenced above.

Significant changes to federal and state laws, changes in the interpretation or application of such laws by regulators, and/or the enactment of new legislation or adoption of new regulations could (i) materially impact the profitability of our business, the value of assets we hold, or the value of collateral available for our loans; (ii) require changes to our business practices; (iii) force us to discontinue certain business lines; and/or (iv) otherwise expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk. The likelihood, timing and scope of any such change of law, and the impact that any such change may have on us, are impossible to determine with any certainty.

Set forth below are brief descriptions of the significant federal and state laws and regulations to which we are currently subject. These descriptions do not purport to be complete and are qualified in their entirety by reference to the particular statutory or regulatory provisions.

Holding Company Regulation

The Company is registered as a bank holding company with the Federal Reserve under the BHCA and qualifies for and has elected to be treated as a financial holding company. As such, we are subject to comprehensive supervision and regulation by the Federal Reserve and are subject to its regulatory reporting requirements. The Company is required to file annual and other reports with, and furnish information to, the Federal Reserve, which makes periodic inspections of the Company.

Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees, and other parties participating in the affairs of a bank or bank holding company. Like all bank holding companies, we are regulated extensively under federal and state law. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, state banking regulators, the Federal Reserve, and separately the FDIC as the insurer of bank deposits have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or other resources, or are otherwise operating in a manner that may be deemed inconsistent with safe and sound banking practices. Under this authority, our regulators can require us or our subsidiaries to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, written agreements, and consent or cease and desist orders pursuant to which we would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions.

If we become subject to, and are unable to comply with, the terms of any regulatory actions or directives, supervisory agreements or orders, we could become subject to additional, heightened supervisory actions and orders, possibly including prompt corrective action restrictions or other regulatory actions, including prohibitions on the payment of dividends on our common stock and preferred stock. If our regulators were to take such supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such action could have a material negative effect on our business, reputation, operating flexibility, financial condition, and the value of our stock.

Permitted Activities. Under the BHCA, a bank holding company is limited to managing or controlling banks, furnishing services to or performing services for our subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be the business of banking, managing, or controlling banks, furnishing services to or performing services for its subsidiaries and certain other activities determined by the Federal Reserve to be closely related to banking. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices. Examples of activities the Federal Reserve has previously determined are closely related to banking include:

- factoring accounts receivable;

- making, acquiring, brokering or servicing loans and usual related activities;

- leasing personal or real property;

- operating a nonbank depository institution, such as a savings association;

- performing trust company functions;

- conducting financial and investment advisory activities;

- conducting discount securities brokerage activities;

- underwriting and dealing in government obligations and money market instruments;

- providing specified management consulting and counseling activities;

- performing selected data processing services and support services;

- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions;

- performing selected insurance underwriting activities;

- providing certain community development activities (such as making investments in projects designed primarily to promote community welfare); and

- issuing and selling money orders and similar consumer-type payment instruments.

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Under the BHCA, a bank holding company meeting certain eligibility requirements may elect to become a "financial holding company." More specifically, a bank holding company may elect to become a financial holding company if the bank holding company is well-capitalized and is well managed and each of its banking subsidiaries is well-capitalized, is well managed and has at least a "Satisfactory" rating under the CRA. As a financial holding company, the Company and companies under its control may engage directly or indirectly in activities that are "financial in nature," as defined by the GLBA and Federal Reserve interpretations, and therefore may engage in a broader range of activities than those permitted for bank holding companies and their subsidiaries under the BHCA. Financial holding companies and their subsidiaries also may engage in additional activities that are determined by the Federal Reserve, in consultation with the U.S. Department of the Treasury, to be "financial in nature or incidental to" a financial activity or are determined by the Federal Reserve unilaterally to be "complementary" to financial activities. In addition, a financial holding company is allowed to conduct permissible new financial activities or acquire permissible non-bank financial companies with after-the-fact notice to the Federal Reserve. Should a financial holding company fail to meet the requirements necessary to maintain its designation as a financial holding company, such failure could result in material restrictions on the activities of the financial holding company and may also adversely affect the financial holding company's ability to engage in mergers and acquisitions, as well as loss of financial holding company status. Restrictions on the activities of a financial holding company may not necessarily be made available to the public.

While the company has elected to be treated as a financial holding company, we do not currently engage in financial activities beyond those permissible for a bank holding company. However, if we undertake expanded financial activities (i.e., those that are not permissible for a bank holding company) and we subsequently fail to continue to meet any of the prerequisites for "financial holding company" status, including those described above, the Federal Reserve may, among other things, place limitations on our ability to conduct these broader financial activities or, if the deficiencies persist, require us to divest the banking subsidiary or the businesses engaged in activities permissible only for financial holding companies

Capital Adequacy. Each of the federal banking agencies, including the Federal Reserve and the FDIC, has issued substantially similar risk-based and minimum leverage capital guidelines applicable to the banking organizations they supervise.

Under existing capital standards, the Company and the Bank are required to maintain certain capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the federal banking agencies may determine that a banking organization based on its size, complexity, or risk profile must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from nontraditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks, are important factors in assessing an institution's overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on our capital levels.

The Company and the Bank are subject to the following risk-based capital ratios: a CET1 risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total risk-based capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock plus retained earnings less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets, and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain "high volatility" commercial real estate, past due assets, structured securities, and equity holdings.

In addition to the minimum leverage ratio and the capital conversion buffer discussed above, the Company and the Bank are also subject to the following minimum capital ratios: 4.5% CET1 capital to risk-weighted assets; 6% Tier 1 capital to risk-weighted assets; and 8% total capital to risk-weighted assets.

In addition, the capital rules required a "capital conservation buffer" of 2.5% above each of the minimum risk-based capital ratio requirements (CET1, Tier 1, and total capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks, or make discretionary bonus payments to executive management without restriction.

The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average total consolidated assets, net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks and bank holding companies is 4%.

The FDICIA, among other things, requires the federal bank regulatory agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. FDICIA imposes progressively more restrictive restraints on operations, management, and capital distributions depending on the category in which an institution is classified. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve. In addition, undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations, and are required to submit capital restoration plans for regulatory approval. A depository institution's holding company must guarantee any required capital restoration plan up to an amount equal to the lesser of 5 percent of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

To be well-capitalized, the Bank must maintain at least the following capital ratios:

- 6.5% CET1 to risk-weighted assets;

- 8% Tier 1 capital to risk-weighted assets;

- 10% Total capital to risk-weighted assets; and

- 5% leverage ratio.

The Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules applicable to banks. For purposes of the Federal Reserve's Regulation Y, including determining whether a bank holding company meets the requirements to be a financial holding company, bank holding companies, such as the Company, must maintain a Tier 1 risk-based capital ratio of 6% or greater and a total risk-based capital ratio of 10% or greater to be well-capitalized. Also, the Federal Reserve may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels depending upon general economic conditions and a bank holding company's particular condition, risk profile, and growth plans.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to meet minimum capital requirements could also result in restrictions on the Company's or the Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.

In 2025, the Company's and the Bank's regulatory capital ratios were above the applicable well-capitalized standards and met the capital conservation buffer. Based on current estimates, we believe that the Company and the Bank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2026.

Certain regulatory capital ratios of the Company and Southside Bank, as of December 31, 2025, are shown in the following table.

	Capital Adequacy Ratios	
	Southside Bancshares, Inc.	Southside Bank
Common equity tier 1 risk-based capital ratio	12.87 %	16.66 %
Tier 1 risk-based capital ratio	13.88 %	16.66 %
Total risk-based capital ratio	18.54 %	17.50 %
Leverage ratio	9.72 %	11.67 %

Eligible community banks and holding companies with less than $10 billion in consolidated assets may opt into the CBLR framework. A "qualifying community banking organization" is one that has (i) less than $10 billion in total consolidated assets; (ii) a leverage ratio greater than 9%; (iii) off-balance sheet exposures of 25% or less of total consolidated assets; and (iv) trading assets and liabilities of 5% or less of total consolidated assets. Qualifying banks that meet these thresholds and elect the CBLR framework, are exempt from the agencies' current capital framework, including the risk-based capital requirements and capital conservation buffer, and are deemed well-capitalized under the agencies' prompt corrective action regulations. The Bank has not elected to use the CBLR framework at this time.

Source of Strength. A bank holding company, such as us, is required to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to their support. This support may be required at times when the bank holding company may not have the resources to provide it or when doing so is not otherwise in the interests of the Company or its shareholders or creditors. Regulators may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices if the bank holding company fails to commit resources to such a subsidiary bank or if it undertakes actions that the Federal Reserve believes might jeopardize the bank holding company's ability to commit resources to such subsidiary bank. As a result, a bank holding company may be required to contribute additional capital to its subsidiaries. The appropriate federal banking agency for the depository institution (in the case of the Bank, the FDIC) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to the Bank in the event of financial distress. Capital loans from the Company to the Bank would be unsecured and subordinated to the Bank's depositors and certain other debts of the Bank.

In addition, if a bank holding company enters into bankruptcy or becomes subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment. Furthermore, the FDIA provides that any insured depository institution generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled insured depository institution. The Bank is an FDIC-insured depository institution and thus subject to these requirements. See also *Bank Regulation - Prompt Corrective Action and Undercapitalization*.

Dividends. The Company is a legal entity separate and distinct from its subsidiaries. Under the laws of the State of Texas, we, as a business corporation, may declare and pay dividends. The principal source of funds for our payment of dividends to our shareholders are cash on hand and dividends from the Bank. The Company's ability to declare and pay dividends is limited by and subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve has indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings. Under a Federal Reserve policy adopted in 2009, the board of directors of a bank holding company must consider certain factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company's dividends if:

• its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

• its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

• it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

The ability of the Company to pay dividends, and the contents of the Company's dividend policy, is subject to changes of law, as well as possible supervisory restrictions imposed by the Federal Reserve. The Federal Reserve also has authority to prohibit a bank holding company from making capital distributions if they would be deemed to be an unsafe or unsound practice. In addition, the Company's ability to make capital distributions, including paying dividends and repurchasing shares, is subject to the Company complying with the automatic restrictions on capital distributions under the Federal Reserve's "Capital Rules" discussed above – see *Holding Company Regulation - Capital Adequacy*.

Incentive Compensation. The Dodd-Frank Act required the federal banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, such as the Company and the Bank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. In 2016, the federal banking agencies and the SEC proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2025, these rules have not been implemented, although the SEC did adopt final rules implementing the clawback provisions of the Dodd-Frank Act in 2022 and the NYSE did adopt corresponding listing standards for clawback policies in 2023. The Company and the Bank have undertaken efforts to ensure that our incentive compensation plans do not encourage inappropriate risks, consistent with three key principles: incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance.

Change in Control. Federal law restricts the amount of voting stock in a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Subject to certain exceptions, under the BHCA, the CBCA and the regulations promulgated thereunder, persons who intend to acquire direct or indirect control of a depository institution or a bank holding company are required to obtain the prior approval of the Federal Reserve. With respect to the Company, "control" is conclusively presumed to exist where an acquiring party directly or indirectly owns, controls or has the power to vote at least 25% of our voting securities. Under the Federal Reserve's CBCA regulations, a rebuttable presumption of control would arise with respect to an acquisition where, after the transaction, the acquiring party owns, controls or has the power to vote at least 10%. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of our stock.

Acquisitions. The BHCA provides that a bank holding company must obtain the prior approval of the Federal Reserve to (i) acquire direct or indirect ownership or control of more than five percent of the outstanding shares of any class of voting securities of any bank or bank holding company, (ii) acquire all or substantially all of the assets of another bank or bank holding company or (iii) merge or consolidate with any other bank holding company. The Federal Reserve, with the input of the Department of Justice, may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade unless the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider (i) the financial and managerial resources of the companies involved, including pro forma capital ratios, (ii) the risk to the stability of the United States banking or financial system, (iii) the convenience and needs of the communities to be served, including performance under the CRA and (iv) the effectiveness of the company in combatting money laundering.

Regulatory Examination. Federal and state banking agencies require the Company and the Bank to prepare annual reports on financial condition and to conduct an annual audit of financial affairs in compliance with minimum standards and procedures. The Bank, and in some cases the Company and any nonbank affiliates, must undergo regular on-site examinations by the appropriate regulatory agency, which will examine for adherence to a range of legal and regulatory compliance responsibilities. A bank regulator conducting an examination has complete access to the books and records of the examined institution, and the results of the examination are confidential.

Enforcement Authority. The Federal Reserve has broad enforcement powers over bank holding companies and their nonbank subsidiaries, as well as "institution-affiliated parties," including management, employees, agents, independent contractors and consultants, such as attorneys and accountants and others who participate in the conduct of the institution's affairs, and has authority to prohibit activities that represent unsafe or unsound banking practices or constitute knowing or reckless violations of laws or regulations. These powers may be exercised through the issuance of cease-and-desist orders, civil money penalties or other actions. Civil money penalties can be as high as $1,000,000 for each day the activity continues and criminal penalties for some financial institution crimes may include imprisonment for 20 years. Regulators have flexibility to commence enforcement actions against institutions and institution-affiliated parties, and the FDIC has the authority to terminate deposit insurance. When issued by a banking agency, cease-and-desist and similar orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, refrain from declaring or paying dividends, or take other actions determined to be appropriate by the ordering agency. The federal banking agencies also may remove a director or officer from an insured depository institution (or bar them from the industry) if a violation is willful or reckless.

Bank Regulation

The Bank is a Texas-chartered commercial bank, the deposits of which are insured up to the applicable limits by the FDIC. The Bank is not a member of the Federal Reserve. The Bank is subject to extensive regulation, examination and supervision by the TDB, as its chartering authority, and by the FDIC, as its primary federal regulator and deposit insurer. In addition, as discussed in more detail below, the Bank is subject to regulation and supervision by the CFPB which may participate in examinations of the Bank regarding the Bank's offering of consumer financial products and services. The federal and state laws applicable to banks regulate, among other things, the scope of their activities and investments, lending and deposit-taking activities, borrowings, maintenance of retained earnings and reserve accounts, distribution of earnings and payment of dividends. Further, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain federal consumer financial protection laws.

Broadly, regulations applicable to the Bank include limitations on loans to a single borrower and to its directors, officers and employees, restrictions on the opening and closing of branch offices, the maintenance of required capital ratios, the granting of credit under equal and fair conditions, the disclosure of the costs and terms of such credit, requirements to maintain reserves against deposits and loans, limitations on the types of investment that may be made by the Bank and requirements governing risk management practices. Certain of these laws and regulations are referenced above under "*Supervision and Regulation – Holding Company Regulation*."

Permitted Activities and Investments. Under the FDIA, the activities and investments of state nonmember banks are generally limited to those permissible for national banks, notwithstanding state law. With FDIC approval, a state nonmember bank may engage in activities not permissible for a national bank if the FDIC determines that the activity does not pose a significant risk to the DIF and that the bank meets its minimum capital requirements. Similarly, under Texas law, a state bank may engage in those activities permissible for national banks domiciled in Texas. The TDB may permit a Texas state bank to engage in additional activities so long as the performance of the activity by the bank would not adversely affect the safety and soundness of the bank.

Volcker Rule Section 619 of the Dodd-Frank Act prohibits insured depository institutions and their affiliates from proprietary trading and acquiring certain interests in hedge or private equity funds. The Volker Rule contains certain exemptions from the prohibition and permits the retention of certain ownership interests. Subsequent amendments to the Volcker Rule exempt from coverage those banks with (i) total consolidated assets equal to $10 billion or less; and (ii) total trading assets and liabilities equal to 5 percent or less of total consolidated assets. Based on this amendment, the Bank is exempt from the Volcker Rule's restrictions and prohibitions.

Brokered Deposits. The Bank also may be restricted in its ability to accept, renew or roll over brokered deposits, depending on its capital classification. Subject to certain exceptions, deposits are "brokered" if they are placed at a bank through the intervention of a third party in the business of facilitating the placement of deposits with FDIC-insured banks. Only "well-capitalized" banks are permitted to accept, renew or roll over brokered deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. Undercapitalized banks generally may not accept, renew or roll over brokered deposits. On December 15, 2020, the FDIC approved a final rule, effective April 1, 2021, setting forth a new framework for determining when deposits accepted by an insured depository institution qualify as "brokered deposits." The new rule also clarifies when a third party may qualify as a "deposit broker," and identifies several business relationships between banks and third parties that are exempt from the brokered deposit restrictions. On July 15, 2022, the FDIC released guidance regarding how banks should treat the placement of deposits by third parties under "sweep arrangements" with broker-dealers. On July 30, 2024, the FDIC approved a notice of proposed rulemaking relating to the agency's brokered deposit rules which would *inter alia* rollback certain aspects and exceptions to the brokered deposit rules originally introduced by the 2020 rule; however, this proposed rule was later withdrawn on March 3, 2025.

Loans to One Borrower. Under Texas law, without the approval of the TDB and subject to certain limited exceptions for loans secured by livestock, stored agricultural products, or readily marketable collateral, the maximum aggregate amount of loans that the Bank is permitted to make to any one borrower is 25% of Tier 1 capital. For purposes of applying this limit, loans to one borrower may be combined with loans to another borrower (i) when proceeds of the loan are to be used for the direct benefit of the other borrower, to the extent of the proceeds so used, (ii) when a "common enterprise" is deemed to exist between the borrowers, (iii) the expected source of repayment for each loan or extension of credit is the same for each person, or (iv) the Texas banking commissioner determines that a loan should be attributed to another person in accordance with state law.

Insider Loans. Under Regulation O of the Federal Reserve, as made applicable to state nonmember banks by section 18(j)(2) of the FDIA, the Bank is subject to quantitative restrictions on extensions of credit to its executive officers and directors, the executive officers and directors of the Company, any owner of 10% or more of its stock or the stock of the Company and certain entities affiliated with any such persons. In general, any such extensions of credit must (i) not exceed certain dollar limitations, (ii) be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (iii) not involve more than the normal risk of repayment or present other unfavorable features. Additional restrictions are imposed on extensions of credit to executive officers. Certain extensions of credit also require the approval of a bank's board of directors.

Deposit Insurance and Assessments. The Bank's deposits are insured by the FDIC's DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. As an FDIC-insured bank, the Bank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit insurance assessments based on the Bank's average total consolidated assets less its average tangible equity and applies one of four risk categories determined by reference to its capital levels, supervisory ratings, and certain other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits.

As of June 30, 2020, the DIF reserve ratio fell to 1.30%, below the statutory minimum of 1.35%. the FDIC, as required under the FDIA, established a plan on September 15, 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. To that end, on October 18, 2022, the FDIC adopted an amended restoration plan to increase the likelihood that the reserve ratio would be restored to at least 1.35% by September 30, 2028. The FDIC's amended restoration plan increased the initial base deposit insurance assessment rate schedule uniformly by two basis points beginning with the first quarterly assessment period of 2023. The FDIC could further increase the deposit insurance assessments for certain insured depository institutions, including the Bank, if the DIF reserve ratio is not restored as projected.

As a result of bank failures in March and May 2023, the DIF reserve ratio fell to 1.10 percent as of June 30, 2023. However, the FDIC projected that the reserve ratio will still reach the statutory minimum of 1.35 percent by the statutory deadline of September 30, 2028, as a result of the FDIC's prior assessment rate adjustment. On November 16, 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the DIF associated with the 2023 bank failures. The special assessment is targeted primarily at larger banks with significant uninsured deposit levels. Specifically, the assessment base for the special assessment is equal to a bank's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion, to be collected at an annual rate of approximately 13.4 basis points for an anticipated total of eight quarterly assessment periods, beginning with the first quarterly assessment period of 2024. As of December 31, 2022, the Bank had less than $5 billion in estimated uninsured deposits.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by a bank's federal regulatory agency. In addition, the FDIA provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company.

Capital Adequacy.

See *Holding Company Regulation - Capital Adequacy*.

Standards for Safety and Soundness. The FDIA requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls; (ii) information systems and internal audit systems; (iii) loan documentation; (iv) credit underwriting; (v) interest rate risk exposure; and (vi) asset quality. The agencies also must prescribe standards for asset quality, earnings and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the FDIC determines that the Bank fails to meet any standards prescribed by the guidelines, it may require the Bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans.

Incentive Compensation.
See "*Holding Company Regulation – Incentive Compensation.*"

Dividends. All dividends paid by the Bank are paid to the Company, as the sole shareholder of the Bank. The ability of the Bank, as a Texas state bank, to pay dividends is restricted under federal and state law and regulations. The FDICIA and the regulations of the FDIC generally prohibit an insured depository institution from making a capital distribution (including payment of dividend) if, thereafter, the institution would not be at least adequately capitalized. Under Texas law, the Bank generally may not pay a dividend reducing its capital and surplus without the prior approval of the Texas Banking Commissioner. All dividends must be paid out of net profits then on hand, after deducting expenses, including losses and provisions for loan losses. Certain contractual restricts also may limit the ability of the Bank to pay dividends to the Company.

The Bank's general dividend policy is to pay dividends at levels consistent with maintaining liquidity and preserving applicable capital ratios and servicing obligations. The Bank's dividend policies are subject to the discretion of its board of directors and will depend upon such factors as future earnings, financial conditions, cash needs, capital adequacy, compliance with applicable statutory and regulatory requirements and general business conditions. The exact amount of future dividends paid by the Bank will be a function of its general profitability (which cannot be accurately estimated or assured), applicable tax rates in effect from year to year and the discretion of its board of directors.

Transactions with Affiliates. The Bank is subject to restrictions on extensions of credit and certain other transactions between the Bank and the Company or any non-bank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of the Bank's capital and surplus, and all such transactions between the Bank and the Company and any non-bank affiliates combined are limited to 20% of the Bank's capital and surplus. Loans and other extensions of credit from the Bank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between the Bank and the Company or any affiliate are required to be on an arm's length basis.

Anti-Tying Regulations. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these products or services on the condition that either: (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer not obtain credit, property, or service from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. A bank may, however, offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products. The law also expressly permits banks to engage in other forms of tying and authorizes the Federal Reserve to grant additional exceptions by regulation or order. Also, certain foreign transactions are exempt from the general rule.

Community Reinvestment Act. Under the CRA, the Bank has a continuing and affirmative obligation, consistent with safe and sound banking practices, to help meet the needs of our entire community, including low- and moderate-income neighborhoods.

On a periodic basis, the FDIC is charged with preparing a written evaluation of our record of meeting the credit needs of the entire community and assigning a rating - outstanding, satisfactory, needs to improve or substantial noncompliance. Banks are rated based on their actual performance in meeting community credit needs. The FDIC will take that rating into account in its evaluation of any application made by the bank for, among other things, approval of the acquisition or establishment of a branch or other deposit facility, an office relocation, a merger or the acquisition of shares of capital stock of another financial institution. A bank's CRA rating may be used as the basis to deny or condition an application. In addition, as discussed above, a bank holding company may not become a financial holding company unless each of its subsidiary banks has a CRA rating of at least "satisfactory." As of September 30, 2024, the most recent exam date, the Bank has a CRA rating of "satisfactory."

In 2023 the Federal Reserve, OCC, and FDIC issued a final rule to modernize their respective CRA regulations. The revised rules would substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026, and revised data reporting requirements taking effect January 1, 2027. The revised CRA regulations have been subject to an injunction since March 29, 2024. On July 16, 2025, the Federal Reserve, OCC, and FDIC issued a joint proposal to rescind the 2023 modernization rule. The agencies continue to apply the CRA rules as they existed before the 2023 modernization, considering the injunction and pending finalization of the rescission of the modernization rule.

Branch Banking. Pursuant to the Texas Finance Code, all banks located in Texas are authorized to branch statewide. Accordingly, a bank located anywhere in Texas has the ability, subject to regulatory approval, to establish branch facilities near any of our facilities and within our market area. Similarly, under applicable Federal law, out-of-state banks are permitted to establish branches in Texas. If other banks were to establish branch facilities near our facilities, it is uncertain whether these branch facilities would have a material adverse effect on our business.

De novo interstate branching by the Bank is also subject to the Federal interstate branching rules. All branching in which the Bank may engage remains subject to regulatory approval and adherence to applicable legal and regulatory requirements.

Consumer Protection Regulation. The activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by banks are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to federal laws and regulations applicable to credit transactions, such as, but not necessarily limited to:

- the Truth in Lending Act and Regulation Z, governing disclosures of credit terms to consumer borrowers;

- the Home Mortgage Disclosure Act and Regulation C, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- the Equal Credit Opportunity Act and Regulation B, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- the Fair Credit Reporting Act and Regulation V, governing the use and provision of information to consumer reporting agencies;

- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

- the guidance of the various federal agencies charged with the responsibility of implementing such federal laws.

Deposit and other operations also are subject to:

- the Truth in Savings Act and Regulation DD, governing disclosure of deposit account terms to consumers;

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

- the Electronic Fund Transfer Act and Regulation E, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of ATMs and other electronic banking services, which the CFPB has expanded to include a new compliance regime that governs consumer-initiated cross border electronic transfers.

The foregoing laws and regulations are amended periodically. We cannot predict the extent to which new or modified regulations focused on consumer financial protection, whether adopted by the TDB, the CFPB, or the federal banking agencies will have on our businesses. Any such new laws may materially adversely affect our business, financial condition or results of operations.

Commercial Real Estate Lending. Lending operations that involve a significant concentration of commercial real estate loans are subject to enhanced scrutiny by federal banking regulators. CRE loans generally include land development, construction loans, land and lot loans to individuals, loans secured by multi-family property and nonfarm nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for examiners to help identify institutions that are potentially exposed to concentration risk and may warrant greater supervisory scrutiny:

- total reported loans for construction, land development and other land represent 100 percent or more of the institution's total risk-based capital, or

- total CRE loans represent 300 percent or more of the institution's total risk-based capital and the outstanding balance of the institution's CRE loan portfolio has increased by 50 percent or more during the prior 36 months.

In addition, Federal regulations requiring risk retention of assets may impact our business by reducing the amount of our CRE lending and increasing the cost of borrowing. A loan originator or a securitizer of asset-backed securities is required to retain a percentage of the credit risk of securitized assets. On June 29, 2023, in response to the increased risks on CRE loans created by the COVID-19 pandemic, the federal banking regulators published a "Final Interagency Policy Statement on Prudent Commercial Real Estate Loan Accommodations and Workouts." It builds on the "Interagency Statement on Prudent Risk Management for Commercial Real Estate Lending" released in December 2015 and reaffirms risk management practices that financial institutions should exercise when entering into a loan agreement with a borrower. In the CRE Guidance, the federal banking regulators (i) expressed concerns with institutions that ease commercial real estate underwriting standards, (ii) directed financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks, and (iii) indicated that they will continue to pay special attention to commercial real estate lending activities and concentrations going forward. On December 18, 2023, the FDIC issued an advisory on Managing Commercial Real Estate Concentrations in a Challenging Economic Environment.

Anti-Money Laundering. The Bank is subject to the regulations of the FinCEN, a bureau of the U.S. Department of the Treasury, which implements the Bank Secrecy Act, as amended by the USA PATRIOT Act and the Anti-Money Laundering Act of 2020. The USA PATRIOT Act gives the federal government the power to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. Title III of the USA PATRIOT Act includes measures intended to encourage information sharing among banks, regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including state-chartered banks like the Bank. The Anti-Money Laundering Act of 2020 expanded the coverage of the Bank Secrecy Act to include new categories of "financial institutions," expanding the types of monetary transactions that must be monitored and reported, and increasing the enforcement authority of the U.S. Department of Justice with respect to federal anti-money laundering laws.

The Bank Secrecy Act, USA PATRIOT Act, and Anti-Money Laundering Act of 2020, along with the related FinCEN regulations, impose numerous requirements with respect to financial institution operations, including the following:

- establishment of AML programs, including adoption of written procedures and an ongoing employee training program, designation of a compliance officer and auditing of the program;

- establishment of a program specifying procedures for obtaining information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period of time;

- establishment of enhanced due diligence policies, procedures and controls designed to detect and report money laundering, for financial institutions that administer, maintain or manage private bank accounts or correspondent accounts for non-U.S. persons;

- prohibitions on correspondent accounts for foreign shell banks and compliance with recordkeeping obligations with respect to correspondent accounts of foreign banks;

- filing of suspicious activity reports if a bank believes a customer may be violating U.S. laws and regulations; and

- requirements that bank regulators consider bank holding and bank compliance with federal AML laws in connection with proposed merger or acquisition transactions.

In addition, under applicable FinCEN regulations, covered financial institutions, subject to certain exclusions and exemptions, are required to identify and verify the identity of beneficial owners of legal entity customers. On August 13, 2020, the federal banking agencies issued a joint statement addressing the circumstances under which an agency will issue a mandatory "cease-and-desist" order to a regulated financial institution for failure to comply with its AML obligations, emphasizing that the "effectiveness" of a bank's AML program will be the key factor in the agency's decision. Sanctions for violations of the USA PATRIOT Act can be imposed in an amount equal to twice the sum involved in the violating transaction up to $1 million.

On June 30, 2021, FinCEN published the first set of "national AML priorities," as required by the Bank Secrecy Act, which include, but are not limited to, cybercrime, terrorist financing, fraud, and drug/human trafficking. On June 28, 2024, FinCEN issued a proposed rule that was drafted to implement the new AML program requirements in line with the national AML priorities. Thereafter, on August 9, 2024, the federal banking regulators published a notice of proposed rulemaking that would update the requirements each agency has issued for its supervised institutions to establish, implement, and maintain effective, risk-based, and reasonably designed AML programs. As of December 31, 2025, the proposed rules have yet to be finalized.

Bank regulators routinely examine institutions for compliance with anti-money laundering obligations and have been active in imposing cease and desist and other regulatory orders, and money penalty sanctions, against institutions found to be violating these obligations. In addition, the Federal Bureau of Investigation can send bank regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested to search its records for any relationships or transactions with persons on those lists and be required to report any identified relationships or transactions.

OFAC. OFAC is responsible for helping to ensure that U.S. entities, including banks, do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals List. If we find a name on any transaction, account or wire transfer that is on an OFAC list, we must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and we must notify the appropriate authorities.

Privacy and Data Security; Cybersecurity. Under the financial privacy provisions of the GLBA, financial institutions, including the Bank, are generally prohibited from disclosing consumer nonpublic personal information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required, subject to certain exceptions, to disclose their privacy policies to customers annually. Generally, the Bank must disclose its privacy policy for collecting and protecting NPI to consumers, permit consumers to "opt out" of having NPI disclosed to non-affiliated third parties, with some exceptions, and allow consumers to opt out of receiving marketing solicitations based on information about the consumer received from another affiliate. Many states have also recently implemented or modified their data privacy laws, and some may apply to financial institutions. For example, in California, the California Privacy Rights Act became effective on January 1, 2023, and provides new protections for the Bank customers who reside in that state. The Bank is required to comply with state laws regarding consumer privacy if they are more protective than the GLBA.

In addition, federal and state banking agencies have prescribed standards for maintaining the security and confidentiality of consumer information, to which the Bank is subject. Pursuant to these standards, the Bank is required to have an information security program to safeguard the confidentiality and security of customer information and to ensure proper disposal. The Bank is also subject to state and federal laws for notifying individuals and regulators in the event of a security breach affecting their personal information. Under federal law, customers must be notified when a financial institution becomes aware of unauthorized access of sensitive customer information and misuse has occurred or is reasonably possible.

More broadly, on November 23, 2021, the federal banking regulators imposed a new cybersecurity-related notification rule that would require banking organizations, including the Company and the Bank, to notify their primary federal regulator as soon as possible (but within 36 hours) of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector. The rule also imposes requirements on bank service providers to notify their affected banking organization customers of certain computer-security incidents. This rule became effective on April 1, 2022. Additionally, effective as of December 2023, the SEC issued a new rule that requires registrants to disclose material cybersecurity incidents within four business days. At the state level, as of January 2, 2020, Texas state banks are required to notify the TDB of "cybersecurity incidents" within specified timeframes.

Debit Interchange Fees. Interchange fees are fees that merchants pay to credit card companies and card-issuing banks such as the Bank for processing electronic payment transactions on their behalf. The maximum permissible interchange fee that an issuer may receive for an electronic debit transaction is the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction, subject to an upward adjustment of 1 cent if an issuer certifies that it has implemented policies and procedures reasonably designed to achieve the fraud-prevention standards set forth by the Federal Reserve. In addition, the legislation prohibits card issuers and networks from entering into arrangements requiring that debit card transactions be processed on a single network or only two affiliated networks and allows merchants to determine transaction routing. On October 25, 2023, the Federal Reserve proposed to lower the maximum interchange fee that a large debit card issuer can receive for a debit card transaction. The proposal would also establish a regular process for updating the maximum amount every other year going forward. We continue to monitor the development of these proposed rule revisions.

Anti-Bribery Laws. Federal law prohibits offering or giving a bank official or any third party (or for the bank official to solicit or receive for himself or a third party) "anything of value" other than what is given or offered to the bank itself. Further, the Foreign Corrupt Practices Act makes it unlawful to make payments to foreign government officials to assist in obtaining or retaining business. The Company and the Bank have implemented a Code of Business Ethics that governs the behavior of its officers and employees.

Regulatory Examination.

See "*Holding Company Regulation - Regulatory Examination.*"

Enforcement Authority. The Bank and its "institution-affiliated parties," including management, employees, agents, independent contractors and consultants, such as attorneys and accountants and others who participate in the conduct of the institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. Violations can include failure to timely file required reports, filing false or misleading information or submitting inaccurate reports. Civil penalties may be as high as $25,000 per day or, in especially egregious examples, $1,000,000 a day for such violations, and criminal penalties for some financial institution crimes may include imprisonment for 20 years. Regulators have flexibility to commence enforcement actions against institutions and institution-affiliated parties, and the FDIC has the authority to terminate deposit insurance. When issued by a banking agency, cease and desist orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions determined to be appropriate by the ordering agency. The federal banking agencies also may remove a director or officer from an insured depository institution (or bar them from the industry) if a violation is willful or reckless.

Governmental Monetary Policies. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowings, control of borrowings, open market operations, the imposition of and changes in reserve requirements against member banks, deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates and the placing of limits on interest rates which member banks may pay on time and savings deposits are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies influence to a significant extent the overall growth of all bank loans, investments and deposits and the interest rates charged on loans or paid on time and savings deposits. The nature of future monetary policies and the effect of such policies on the Bank's future business and earnings, therefore, cannot be predicted accurately.

Other Regulatory Matters. The Company and its affiliates are subject to oversight by the SEC, the NYSE, various state securities regulators and other regulatory authorities. The Company and its subsidiaries have from time to time received requests for information from regulatory authorities in various states, including state attorneys general, securities regulators and other regulatory authorities, concerning their business practices. Such requests are considered incidental to the normal conduct of business.

Future Legislation and Regulation. Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could affect the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital or modify our business strategy, or limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

ITEM 1A. <u>RISK FACTORS</u>

In addition to the other information contained in this Form 10-K, you should carefully consider the risks described below, as well as the risk factors and uncertainties discussed in our other public filings with the SEC under the caption "Risk Factors" in evaluating us and our business and making or continuing an investment in our stock. Set forth below are the material risks and uncertainties that, if they were to occur, could materially and adversely affect our business, financial condition, results of operations and the trading price of our common stock. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our financial condition and business operations. The trading price of our securities could decline due to the materialization of any of these risks, and our shareholders may lose all or part of their investment. This Form 10-K also contains forward-looking statements that may not be realized as a result of certain factors, including, but not limited to, the risks described herein and in our other public filings with the SEC. Please refer to the section in this Form 10-K entitled "Cautionary Notice Regarding Forward-Looking Statements" for additional information regarding forward-looking statements.

RISKS RELATED TO OUR BUSINESS

Our earnings are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest earning assets such as loans and securities and interest expense paid on interest bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including the rate of inflation, general economic conditions and policies of various governmental and regulatory agencies (in particular, the Federal Reserve). From July 2023 through August of 2024, the federal funds rate remained steady at 5.25% to 5.50%. In each of the third and fourth quarter of 2024, the Federal Reserve reduced the target federal funds rate by 50 basis points to 4.25% to 4.50%. In the third and fourth quarters of 2025, the Federal Reserve reduced the target federal funds rate by 25 basis points and 50 basis points, respectively, to 3.50% to 3.75%. We are currently operating in an environment in which the Federal Reserve has continued to reduce interest rates, although modestly, with six cuts implemented in 2024 and 2025. However, the inflationary outlook remains uncertain and if the Federal Reserve were to reverse course and rapidly increase the target federal funds rate, the increase in rates could continue to constrain our interest rate spread and may adversely affect our business forecasts. On the other hand, further rapid decreases in interest rates may result in a change in the mix of noninterest and interest-bearing accounts. New appointments to the Board of Governors at the Federal Reserve could result in a change in monetary policy and interest rates. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply, the impact of tariff and trade policies, increased levels of government debt, and other changes in financial markets. Uncertainty regarding future rates could negatively impact our cost of borrowing and reduce the amount of money our customers borrow or adversely affect their ability to repay outstanding loan balances that may increase due to adjustments in their variable rates.

Changes in monetary policy, interest rates, the yield curve, or market risk spreads, or a prolonged, flat or inverted yield curve could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect:

- our ability to originate loans and obtain deposits;

- our ability to retain deposits in an uncertain rate environment;

- net interest rate spreads and net interest rate margins;

- our ability to enter into instruments to hedge against interest rate risk;

- the fair value of our financial assets and liabilities; and

- the average duration of our loan and securities portfolio.

If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. See the section captioned "Net Interest Income" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report for further discussion related to our management of interest rate risk.

We are subject to credit quality risks and our credit policies may not be sufficient to avoid losses.

We are subject to the risk of losses resulting from the failure of borrowers, guarantors and related parties to pay us the interest and principal amounts due on their loans. Although we maintain well-defined credit policies and credit underwriting and monitoring and collection procedures, these policies and procedures may not prevent losses, particularly during periods in which the local, regional or national economy suffers a general decline. The effects of inflation, tariffs, trade wars and recessionary concerns on economic activity could negatively affect the collateral values associated with our existing loans, our ability to liquidate the real estate collateral securing our residential and commercial real estate loans, our ability to maintain loan origination volume and to obtain additional financing, the future demand for or profitability of our lending and services, and the financial condition and credit risk of our customers. Further, in the event of delinquencies, regulatory changes and policies designed to protect borrowers may slow or prevent us from making business decisions or delay us from taking certain remediation actions, such as foreclosure. If borrowers fail to repay their loans, our financial condition and results of operations would be adversely affected.

Unstable economic conditions may have serious adverse consequences on our business, financial condition, and operations.

We are operating in an uncertain economic environment. Global trade tensions, AI impacts, and inflation risks continue to affect the global economic environment. The 2025 U.S. government shutdown has negatively impacted U.S. economic growth, and the suspension of government data collection and publication left policymakers without access to the latest data on employment, inflation, and economic growth, increasing the risk that a wrong decision will be made. An unpredictable or volatile political environment in the United States could negatively impact business and market conditions, economic growth, financial stability, and business, consumer, investor, and regulatory sentiments, any one or more of which could have a material adverse impact on our financial condition and results of operations. Credit and financial markets have experienced extreme volatility and disruptions, including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, persistently elevated rates of inflation, and uncertainty about economic stability. With newly enacted and/or proposed domestic economic policies, we may experience additional volatility, including changes as a result of the level of government spending. While our management team continually monitors market conditions and economic factors throughout our footprint, we are unable to predict the duration or severity of such conditions or factors. If conditions were to worsen nationally, regionally, or locally, we could experience a sharp increase in our total net charge-offs and could also be required to significantly increase our allowance for credit losses. Economic instability could also result in decreased demand for loans and our other products and services. An increase in our non-performing assets and related increases in our provision for credit losses, coupled with a potential decrease in the demand for loans and other products and services, could negatively affect our business and could have a material adverse effect on our capital, financial condition, results of operations, and future growth. Our clients may also be adversely impacted by changes in regulatory, trade (including tariffs), tax policies and laws, all of which could cause inflation or reduce demand for loans and adversely impact our borrowers' ability to repay our loans.

We have a high concentration of loans secured by real estate and a decline in the real estate market, for any reason, could result in losses and materially and adversely affect our business, financial condition, results of operations and future prospects.

A significant portion of our loan portfolio is dependent on real estate. In addition to the importance of the financial strength and cash flow characteristics of the borrower, loans are also often secured with real estate collateral. As of December 31, 2025, approximately 82.7% of our loans have real estate as a primary or secondary component of collateral. The real estate in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A decline in the credit markets generally could adversely affect our financial condition and results of operations if we are unable to extend credit or sell loans in the secondary market. An adverse change in the economy affecting real estate values generally or in our primary markets specifically could significantly impair the value of collateral underlying certain of our loans and our ability to sell the collateral at a profit or at all upon foreclosure. Furthermore, it is likely that, in a declining real estate market, we would be required to further increase our allowance for loan losses. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability and financial condition could be adversely impacted.

Cybersecurity incidents, including security breaches and failures of our information systems, could significantly disrupt our business, result in the unintended disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

We rely heavily on communications and information systems to conduct our business. Our communications and information systems remain vulnerable to unexpected disruptions and failures. Any failure, interruption or breach in security of these systems could result in a material adverse effect on our customer relationships, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of a failure, interruption or security breach of our information systems, there can be no assurance that we will adhere to such policies or procedures or that they can prevent any such failures, interruptions, cybersecurity breaches or other security breaches or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny and disclosure obligations or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our business strategy, financial condition and results of operations.

In our ordinary course of business, we rely on electronic communications and information systems to conduct our businesses and to collect and store sensitive data, including our proprietary business information and that of our clients, and personally identifiable information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations. Our systems, including those we maintain with our service providers, vendors, or our clients, could be vulnerable to cybersecurity-related incidents, which include compromises of information systems, attempts to access information, including customer and company information, malicious code, computer viruses or other malware, denial of service attacks, phishing attempts, brute force attacks, exploiting software vulnerabilities (including "zero-day attacks"), ransomware, supply chain attacks, and other events that could result in unauthorized access, theft, misuse, loss, release, or destruction of data (including confidential customer information), account takeovers, unavailability of service, or other events. These types of threats may result from human error, fraud, or criminal activity on the part of external or internal parties or may result from the failure of technology or information systems. Further, these types of threats may be exacerbated by developments in artificial intelligence and its increased use to produce sophisticated malware, phishing schemes, and other fraudulent activities. Any failure, interruption, or compromise in security of these systems could result in significant disruption to our operations. We employ an in-depth, layered, defense approach that leverages people, processes and technology to manage and maintain cybersecurity controls.

Financial institutions and companies engaged in data processing have increasingly reported compromises in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems, or cause other damage. Our technologies, systems, networks, and software have been and continue to be subject to cybersecurity threats and attacks, which range from uncoordinated individual attempts to sophisticated and targeted measures by criminal organizations directed at us. Our customers, associates, and third parties that we do business with have been, and will likely continue to be, targeted in cybersecurity-related incidents by parties using fraudulent e-mails, artificial intelligence, and other communications in attempts to misappropriate passwords, bank account information, or other personal information, or to introduce viruses or other malware programs to our information systems, or the information systems and devices of our third-party service providers and our customers that are beyond our security control systems. Although we try to mitigate these threats through product improvements, use of encryption and authentication technology, and customer and employee education, among other things, cybersecurity-attacks against us, our third-party service providers, and our customers are a risk to our business.

We may be required to spend significant capital and other resources to protect against the threat of cybersecurity-related incidents or to alleviate problems caused by such incidents. Any failures related to upgrades and maintenance of our technology and information systems could increase our information and system security risk. Our increased use of cloud and other technologies, such as remote work technologies, and the increased connectivity of third parties and electronic devices to our systems also increases our risk of being subject to a cybersecurity-related incident. The risk of a cybersecurity-related incident has increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. A cybersecurity-related incident or other significant disruption of our information systems or those of our customers or third-party service providers and vendors could (i) disrupt the proper functioning of our networks and systems and, therefore, our operations and those of our customers; (ii) result in the unauthorized access to, destruction, loss, theft, misappropriation, or release of confidential, sensitive, or otherwise valuable information of ours or our customers; (iii) result in a violation of applicable privacy, data protection, and other laws, subjecting us to additional regulatory scrutiny and exposing us to civil litigation, enforcement actions, governmental fines, sanctions, or penalties (which may not be covered by our insurance policies), and possible financial liability; (iv) require significant management attention and resources to remedy the damages that result; (v) cause increased expenses and lost revenue; or (vi) cause negative publicity, harm our reputation, or cause a decrease in the number of customers that choose to do business with us, damaging our ability to generate deposits. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, in the event of a cybersecurity-related incident, we may be delayed in identifying or responding to the incident, which could increase the negative impact of the incident on our business, financial condition, and results of operations. While we maintain cybersecurity insurance coverage, which may apply in the event of certain cybersecurity-related incidents, the amount of coverage may not be adequate depending on the magnitude of the incident. Furthermore, because cybersecurity-related incidents are inherently difficult to predict and can take many forms, some incidents may not be covered under our cyber insurance coverage.

Our systems and those of our customers and third-party service providers are under constant threat, and it is possible that we could experience a significant compromise, significant data loss or material financial losses related to cyber-attacks in the future. We may suffer material financial losses related to these risks in the future or we may be subject to liability for compromises to our customer or third-party service provider systems. Any such losses or liabilities could have a material adverse effect on our business strategy, financial condition or results of operations and could expose us to reputation risk, the loss of customer business, increased operational costs, as well as additional regulatory scrutiny, possible litigation and related financial liability. These risks also include possible business interruption, including the inability to access critical information and systems.

Increased fraudulent activity may cause losses to us or our clients, damage to our brand, and increases in our costs, in turn, materially and adversely affecting our business, financial condition, and results of operations.

Fraud losses have risen in recent years due in large part to growing and evolving schemes, as well as the advancement of artificial intelligence. Fraudulent activity has taken many forms, ranging from wire fraud, debit card fraud, credit card fraud, check fraud, mechanical devices attached to ATMs, social engineering, and phishing attacks to obtain personal information, business email compromise, or impersonation of clients through the use of falsified or stolen credentials. Many financial institutions have suffered significant losses in recent years due to the theft of cardholder data that has been illegally exploited for personal gain. The potential for debit and credit card fraud, as well as check fraud, against us or our clients and our third-party service providers is a serious issue. Debit and credit card fraud and check fraud are pervasive, and the risks of cybercrime are complex and continue to evolve. While we have policies and procedures, as well as fraud detection tools, designed to prevent fraud losses, such policies, procedures, and tools may be insufficient to accurately detect and prevent fraud. A significant increase in fraudulent activities could lead us to take additional steps to reduce fraud risk, which could increase our costs. Fraud losses could cause losses to us or our clients, damage to our brand, and an increase in our costs, in turn, materially and adversely affecting our business, financial condition, and results of operations.

The development and use of AI presents risks and challenges that may adversely impact our business.

The banking and financial services industry continually experiences technological changes, with frequent introductions of new technology-driven products and services, including recent and rapid developments in AI, including with agentic AI. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to assess the proper operation of AI models and capabilities to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also create service interruptions, transaction processing errors, and system conversion delays and may cause us to fail to comply with applicable laws. There can be no assurance that we will be able to successfully manage the risks associated with our increased dependency on technology. Failure to successfully keep pace with technological change affecting the banking and financial services industry could negatively affect our revenue and profitability.

The Company or its third-party (or fourth party) vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to the Company's business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in the Company's implementation of AI technology and increase the Company's compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, that infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, the Company may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which the Company may have limited visibility. Any of these risks could expose the Company to liability or adverse legal or regulatory consequences and harm the Company's reputation and the public perception of its business or the effectiveness of its security measures.

General political or economic conditions in the United States could adversely affect our financial condition and results of operations.

The state of the economy and various economic, social and political factors, including inflation, recession, pandemics, unemployment, social unrest/civil disorder, interest rates, declining oil prices and the level of U.S. debt, as well as governmental action and uncertainty resulting from U.S. and global political trends, including tariffs, trade policies, weakness in foreign sovereign debt and currencies, hostile actions of foreign governments may directly and indirectly have a destabilizing effect on our financial condition and results of operations. In addition, the current administration is seeking to implement a regulatory reform agenda that will impact the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies and potentially result in uncertainty. Unfavorable or uncertain international, national or regional political or economic environments could drive losses beyond those which are provided for in our allowance for loan losses and result in the following consequences:

- increases in loan delinquencies;

- increases in nonperforming assets and foreclosures;

- decreases in demand for our products and services, which could adversely affect our liquidity position;

- decreases in the value of the collateral securing our loans, especially real estate, which could reduce customers' borrowing power;

- decreases in the credit quality of our non-U.S. Government and non-U.S. agency investment securities, corporate and municipal securities;

- an adverse or unfavorable resolution of the Fannie Mae or Freddie Mac conservatorship; and

- decreases in the real estate values subject to ad-valorem taxes by municipalities that impact such municipalities' ability to repay their debt, which could adversely affect our municipal loans or debt securities.

Any of the foregoing could adversely affect our financial condition and results of operations.

Corporate responsibility risks could adversely affect our reputation and shareholder, employee, client, and third-party relationships and may negatively affect our stock price.

Our business faces increasing public scrutiny related to corporate responsibility activities. We risk damage to our brand and reputation if we fail to act responsibly or are perceived to act too aggressively in a number of areas, such as DEI, environmental stewardship (including with respect to climate change), human capital management, support for our local communities, corporate governance and transparency.

Furthermore, as a result of our diverse base of clients and business partners, we may face potential negative publicity based on the identity of our clients or business partners and the public's (or certain segments of the public's) view of those entities. Such publicity may arise from traditional media sources or from social media and may increase rapidly in size and scope. If our client or business partner relationships were exposed to negative publicity, our ability to attract and retain clients, business partners, and employees may be negatively impacted, and our stock price may also be negatively impacted. Additionally, we may face pressure to not do business in certain industries that are viewed as harmful to the environment or are otherwise negatively perceived, which could impact our growth.

Certain investors and shareholder advocates are placing increasing emphasis on how corporations address corporate responsibility issues in their business strategy when making investment decisions and when developing their investment strategies and proxy recommendations. We may incur increased costs with respect to our corporate responsibility efforts and if such efforts are negatively perceived, our reputation and stock price may suffer.

In response to ESG developments (including, in particular, DEI initiatives), there are increasing instances of "anti-ESG" and anti-DEI executive orders, adverse media coverage, legislation, regulation, and litigation that could have unintended impacts on ordinary banking operations and increase litigation or reputational risk related to actions we choose to take and impact the results of our operations. If legislatures in the states in which we operate adopt legislation intended to protect certain industries by limiting or prohibiting consideration of business and industry factors in lending activities, certain portions of our lending operations may be impacted.

Negative developments in the banking industry could adversely affect our current and projected business operations and our financial condition and results of operations.

Bank failures in the first half of 2023 and related negative media attention generated significant market trading volatility among publicly traded bank holding companies like the Company and, in particular, regional and community banks like the Bank. These developments have negatively impacted customer confidence in regional and community banks, which could prompt customers to transfer their deposits to larger financial institutions. Further, competition for deposits has increased in recent periods, and the cost of funding has similarly increased, putting pressure on our net interest margin. If we were required to sell a portion of our securities portfolio to address liquidity needs, we may incur losses as a result of the negative impact of elevated interest rates on the value of our securities portfolio, which could negatively affect our earnings and our capital. If we were required to raise additional capital in the current environment, any such capital raise may be on unfavorable terms, thereby negatively impacting book value and profitability. While we have taken actions to increase our funding, there is no guarantee that such actions will be successful or sufficient in the event of sudden liquidity needs.

We also anticipate continued regulatory scrutiny – in the course of routine examinations and otherwise – and we may be subject to new regulations directed towards banks similar to our size, all of which may increase our costs of doing business and reduce our profitability. Among other things, there is an increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, losses embedded in the held-to-maturity portion of our securities portfolio, contingent liquidity, CRE composition and concentration, capital position and our general oversight and internal control structures regarding the foregoing. As a result, the Bank could continue to face increased scrutiny or be viewed as higher risk by regulators and the investor community.

Despite recent cuts, extended periods of elevated interest rates have decreased the value of a portion of the Company's securities portfolio, and the Company would realize losses if it were required to sell such securities to meet liquidity needs.

As a result of inflationary pressures and elevated interest rates in recent years, the fair value of our securities classified as available for sale and held-to-maturity has declined. This has resulted in unrealized losses on AFS securities embedded in other comprehensive income as a part of shareholders' equity. If the Company were required to sell such securities to meet liquidity needs, including in the event of deposit outflows or slower deposit growth, it may incur losses, which could impair the Company's capital, financial condition, and results of operations and require the Company to raise additional capital on unfavorable terms, thereby negatively impacting its profitability. While the Company has taken actions to maximize its funding sources, there is no guarantee that such actions will be successful or sufficient in the event of sudden liquidity needs.

Inflationary pressures and rising prices may affect our results of operations and financial condition.

Inflation rates remained above the Federal Reserve's target rate in 2025 and were above the target of 2% as of December 31, 2025. Inflation has led to increased costs for our customers, making it more difficult for them to repay their loans or other obligations and increasing our credit risk, and the general economic impact of inflation persists and is expected to continue in 2026. Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expense related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, persistent or rising inflation may lead to a decrease in consumer and client purchasing power and negatively affect the need or demand for our products and services. If elevated inflation continues or the Federal Reserve reverses monetary policy and raises interest rates, our business could be negatively affected by, among other things, increased default rates leading to credit losses which could decrease our appetite for new credit extensions. These inflationary pressures could result in missed earnings and budgetary projections causing our stock price to suffer.

We rely on other companies to provide key components of our business infrastructure.

Third parties provide key components of our business infrastructure, such as banking services, core processing and internet connections and network access. Any disruption in such services provided by these third parties or any failure of these third parties to handle current or higher volumes of use could adversely affect our ability to deliver products and services to our customers and otherwise to conduct business. Technological or financial difficulties of one of our third-party service providers or their subcontractors could adversely affect our business to the extent those difficulties result in the interruption or discontinuation of services provided by that party. In addition, one or more of our third-party service providers may become subject to cyber-attacks or information security breaches, including as a result of remote working, that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers' confidential, proprietary and other information, or otherwise disrupt our or our customers' or other third parties' business strategies, financial condition or results of operations. While we have processes in place to monitor our third-party service providers' data and information security safeguards, there can be no assurance that we will adhere to such processes. We also do not control such service providers' day-to-day operations, and preventing a successful attack or security breach at one or more of such third-party service providers is not within our control. The occurrence of any such breaches or failures could damage our reputation, result in a loss of customer business and expose us to additional regulatory scrutiny, disclosure obligations, civil litigation and possible financial liability, any of which could have a material adverse effect on our business strategy, financial condition and results of operations. Further, in some instances we may be held responsible for the failure of such third parties to comply with government regulations. We may not be insured against all types of losses as a result of third-party failures, and our insurance coverage may not be adequate to cover all losses resulting from system failures, third-party breaches or other disruptions. Failures in our business structure or in the structure of one or more of our third-party service providers could interrupt our operations or increase the cost of doing business.

We continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services including those related to or involving artificial intelligence, machine learnings, blockchain and other distributed ledger technologies. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers, and even if we implement such products and services, we may incur substantial costs in doing so. Failure to successfully keep pace with technological changes affecting the financial services industry could have a material adverse impact on our business, financial condition and results of operations.

Industry adoption of real-time payments networks could negatively impact financial performance through reductions in product profitability, increased liquidity reserves and the potential for increased fraud losses, among other risks.

With the launch of real-time payments networks, such as RTP® from The Clearing House and FedNow® from the Federal Reserve, instantaneous cash settlement capabilities are available 24 hours a day and 7 days a week. The implications of the new settlement capabilities are far reaching and have not yet significantly affected the banking industry. As market adoption increases, we may be required to hold more liquidity reserves in cash to facilitate cash settlement activity outside of traditional business hours. Additionally, instantaneous settlement will likely reduce float benefits associated with providing deposit and banking services, as well as pose incremental fraud risk due to a reduced ability to reverse fraudulent transactions due to the speed of money movement.

We are subject to the risk that our U.S. agency MBS could prepay faster than we have projected.

We have purchased and may continue to purchase MBS at premiums. Our prepayment assumptions take into account market consensus speeds, current trends and past experience. If actual prepayments exceed our projections, the amortization expense associated with these MBS will increase, thereby decreasing our net income. The increase in amortization expense and the corresponding decrease in net income could have a material adverse effect on our financial condition and results of operations.

We rely on dividends from our bank subsidiary for most of our revenue.

Southside Bancshares, Inc. is a separate and distinct legal entity from its subsidiaries. We receive substantially all of our revenue from dividends from the Bank. These dividends are the principal source of funds to pay dividends on our common stock to our shareholders and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that the Bank and certain of our nonbank subsidiaries may pay to us. In addition, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends to our shareholders. The inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition and results of operations. See the section captioned "Supervision and Regulation" in "Item 1. Business" and "Note 13 – Shareholders' Equity" to our consolidated financial statements included in this report.

You may not receive dividends on our common stock.

Although we have historically declared quarterly cash dividends on our common stock, we are not required to do so and may reduce or cease to pay dividends to our shareholders in the future. If we reduce or cease to pay cash dividends on our common stock, the market price of our common stock could be adversely affected.

As noted above, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from the Bank. The Bank's ability to pay dividends to us is subject to, among other things, its earnings, financial condition and need for funds, as well as federal and state governmental policies and regulations applicable to us and the Bank, including the statutory requirement that we serve as a source of financial strength for the Bank, which limits the amount that may be paid as dividends without prior regulatory approval. Additionally, if the Bank's earnings are not sufficient to pay dividends to us while maintaining adequate capital levels, we may not be able to pay dividends to our shareholders. See "Supervision and Regulation — Holding Company Regulation — Dividends" included in this report.

We may not be able to attract and retain skilled personnel.

Our success depends, in large part, on our ability to attract and retain key personnel. Competition for the best personnel in most of our activities can be intense, and we may not be able to hire or retain acceptable personnel. The continuation of "remote work" opportunities in the financial services industry means that community banks must compete more directly against larger financial institutions for qualified workers. The federal banking agencies have also issued comprehensive guidance on incentive compensation limitations, and jointly proposed additional restrictions in the future, which may impact our retention of qualified personnel. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, relationships in the communities we serve, years of industry experience and the difficulty of promptly finding qualified replacement personnel. Although we have employment agreements with certain of our executive officers, there is no guarantee that these officers and other key personnel will remain employed with the Company.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional and community banks within the various markets we operate. Additionally, various out-of-state banks have entered or have announced plans to enter the market areas in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, credit unions, fintech companies, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes, continued consolidation and recent trends in the credit and mortgage lending markets. Banks, securities firms and insurance companies can be affiliated under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for nonbanks to offer certain products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Our competitors may have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can, including lower or discontinued fees, such as non-sufficient funds and overdraft fees.

Our ability to compete successfully depends on a number of factors, including:

- the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

- the ability to expand our market position;

- the scope, relevance and pricing of products and services offered to meet customer needs and demands;

- the rate at which we introduce new products and services relative to our competitors;

- our ability to invest in or partner with technology providers offering banking solutions and delivery channels at a level equal to our competitors;

- customer satisfaction with our level of service; and

- industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Failures in the analytical and forecasting models relied upon for our accounting estimates and risk management processes could have a material adverse effect on our business, financial condition, and results of operations.

The process we use to estimate our loan losses and to measure our retirement plan liabilities and the fair value of our financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation, including flaws caused by failures in controls, data management, human error or from our reliance on technology. If the models we use for interest rate risk and asset-liability management are inadequate, we may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the methodology we use for determining our loan losses are inadequate, our allowance for loan losses may not be sufficient to support future charge-offs. If the models we use to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what we could realize upon sale or settlement of such financial instruments. If the key assumptions and models used to measure the retirement plan liabilities and expense are inadequate, the liability may not accurately reflect the amount required to fund the benefit obligation. Any such failure in our analytical or forecasting models could have a material adverse effect on our business, financial condition and results of operations.

Our allowance for loan losses may be insufficient or we may be adversely affected by credit risk exposures.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense. This allowance represents management's best estimate of expected losses that may occur over the contractual life of our current loan portfolio. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks expected in the loan portfolio considering historical losses, current conditions and reasonable and supportable forecasts. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present and forecasted economic, political and regulatory conditions, including inflation and recessionary concerns; and interest rate trends. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting the value of properties used as collateral for loans, problems affecting the credit of borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Business and consumer customers of the Bank may be currently experiencing varying degrees of financial distress, which may continue over the coming months and may adversely affect their ability to timely pay interest and principal on their loans and the value of the collateral securing their obligations. This in turn may influence the recognition of credit losses in our loan portfolios and may increase our allowance for credit losses, particularly should more customers draw on their lines of credit or seek additional loans to help finance their businesses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs (in accordance with GAAP), based on judgments different than those of management. If charge-offs in future periods exceed the allowance for loan losses, we may need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and capital and may have a material adverse effect on our financial condition and results of operations.

Our interest rate risk, liquidity, fair value of securities and profitability are dependent upon the successful management of our balance sheet strategy.

We implemented a balance sheet strategy for the purpose of enhancing overall profitability by maximizing the use of our capital. The effectiveness of our balance sheet strategy, and therefore our profitability, may be adversely affected by a number of factors, including reduced net interest margin and spread, adverse changes in the market liquidity and fair value of our investment securities and U.S. agency MBS, incorrect modeling results due to the unpredictable nature of MBS prepayments, the length of interest rate cycles and the slope of the interest rate yield curve. In addition, we may not be able to obtain wholesale funding to profitably and properly fund our balance sheet strategy. If our balance sheet strategy is flawed or poorly implemented, we may incur significant losses. See the section captioned "Balance Sheet Strategy" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report for further discussion related to our balance sheet strategy.

Our process for managing risk may not be effective in mitigating risk or losses to us.

The objective of our risk management process is to mitigate risk and loss to our organization. We have established procedures that are intended to identify, measure, monitor, report and analyze the types of risks to which we are subject, including liquidity risk, credit risk, market risk, interest rate risk, operational risk, cybersecurity risk, legal and compliance risk and reputational risk, among others. However, as with any risk management process, there are inherent limitations to our risk management strategies as there may exist or develop in the future, and there may be risks that we have not appropriately anticipated or identified. The ongoing developments in the financial institutions industry continue to highlight both the importance and some of the limitations of managing unanticipated risks. If our risk management processes prove ineffective, we could suffer unexpected losses that could have a material adverse effect on our business results of operations and financial condition.

New lines of business or new products and services may subject us to additional risks.

From time to time, we evaluate our service offerings and may implement new delivery systems or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new delivery systems and/or new products and services, we may invest significant time and resources to build internal controls, policies and procedures to mitigate those risks, including hiring experienced management to oversee the implementation of the initiative. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

Acquisitions and potential acquisitions may disrupt our business and dilute shareholder value.

We occasionally evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place, and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and fair values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize expected revenue increases, cost savings, increases in geographic or product presence and/or other projected benefits and synergies from an acquisition could have a material adverse effect on our financial condition and results of operations.

Our profitability depends significantly on economic conditions in the State of Texas.

Our success depends primarily on the general economic conditions in the State of Texas and the local markets within Texas in which we operate. Unlike larger national or other regional banks that are more geographically diversified, we provide banking and financial services to customers primarily in the State of Texas and our local markets. The local economic conditions in these areas have a significant impact on the demand for our products and services, as well as the ability of our customers to repay loans, the value of the collateral securing our loans and the stability of our deposit funding sources. Moreover, a substantial percentage of the securities in our municipal bond portfolio were issued by political subdivisions and agencies within the State of Texas. A significant decline in general economic conditions, caused by inflation, tariffs, trade wars, recession, crude oil prices, acts of terrorism, pandemics, natural or man-made disasters, outbreak of hostilities or other international or domestic occurrences, unemployment, plant or business closings or downsizing, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our business, financial condition and results of operations.

Funding to provide liquidity may not be available to us on favorable terms or at all.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. The liquidity of the Bank is necessary to make loans and leases and to repay deposit liabilities as they become due or are demanded by customers. Our board of directors establishes liquidity policies and limits. Management and our ALCO regularly monitor the overall liquidity position of the Bank and the Company to ensure that various alternative strategies exist to cover unanticipated events that could affect liquidity. Management and our ALCO also establish policies and monitor guidelines to diversify the Bank's funding sources to avoid concentrations in excess of board-approved policies from any one market source. Funding sources include federal funds purchased, repurchase agreements, core and noncore deposits and short- and long-term debt. The Bank is also a member of the FHLB System, which provides funding through advance agreements to members that are collateralized with U.S. Treasury securities, MBS, commercial MBS and loans.

We maintain a portfolio of securities that can be used as a secondary source of liquidity. Other sources of liquidity include sales or securitizations of loans, our ability to acquire additional national market, noncore deposits, additional collateralized borrowings such as FHLB advance agreements, the issuance and sale of debt securities and the issuance and sale of preferred or common securities in public or private transactions. The Bank also can borrow from the FRDW.

We have historically had access to a number of alternative sources of liquidity, but if there is an increase in volatility in the credit and liquidity markets, there is no assurance that we will be able to obtain such liquidity on terms that are favorable to us, or at all. The cost of out-of-market deposits may exceed the cost of deposits of similar maturity in our local market area, making such deposits unattractive sources of funding; financial institutions may be unwilling to extend credit to banks because of concerns about the banking industry and the economy in general, and there may not be a viable market for raising equity capital.

If we are unable to access any of these funding sources when needed, we might be unable to meet customers' needs, which could adversely impact our business, financial condition, results of operations, cash flows and liquidity and level of regulatory-qualifying capital.

If we fail to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could have a material adverse effect on our business, results of operations and financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could harm the trading price of our common stock.

Management regularly monitors, reviews and updates our disclosure controls and procedures, including our internal control over financial reporting. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable assurances that the controls will be effective. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

Failure to achieve and maintain an effective internal control environment could prevent us from accurately reporting our financial results, preventing or detecting fraud or providing timely and reliable financial information pursuant to our reporting obligations, which could result in a material weakness in our internal controls over financial reporting and the restatement of previously filed financial statements and could have a material adverse effect on our business, financial condition and results of operations. Further, ineffective internal controls could cause our investors to lose confidence in our financial information, which could affect the trading price of our common stock.

The value of our goodwill and other intangible assets may decline in the future.

As of December 31, 2025, we had $202.1 million of goodwill and other intangible assets. A significant decline in our expected future cash flows, a significant adverse change in the business climate, slower growth rates or a significant and sustained decline in the price of our common stock may necessitate taking charges in the future related to the impairment of our goodwill and other intangible assets. If we were to conclude that a future write-down of goodwill and other intangible assets is necessary, we would record the appropriate charge, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental liability as a result of certain lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. There is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental remediation may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures that require us to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by declining crude oil prices.

Since the beginning of 2023, the market price of a barrel of West Texas Intermediate crude oil fluctuated from a low of approximately $56 to a high of approximately $93. To partially mitigate this volatility, oil producers continue to find ways to control production costs. Decreased market oil prices compressed margins for many U.S. and Texas-based oil producers, as well as oilfield service providers, energy equipment manufacturers and transportation suppliers, among others. As of December 31, 2025, energy loans comprised approximately 1.47% of our loan portfolio. Energy production and related industries represent a significant part of the economies in our primary markets. Although crude oil prices are not presently depressed, if oil prices were to decline significantly for an extended period, we could experience weaker loan demand from the energy industry and increased losses within our energy portfolio. A prolonged period of low oil prices could also have a negative impact on the U.S. economy and, in particular, the economies of energy-dominant states such as Texas, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Severe weather, natural disasters, climate change, acts of war or terrorism, health emergencies, epidemics or pandemics and other external events could significantly impact our business.

Severe weather, natural disasters, climate change, acts of war or terrorism, health emergencies, epidemics or pandemics and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. For example, severe weather is more likely in our location and the market areas we serve than in other areas of the country. Although management has established disaster recovery policies and procedures, there can be no assurance of the effectiveness of such policies and procedures, and the occurrence of any such event could have a material adverse effect on our business, financial condition and results of operations.

RISKS ASSOCIATED WITH THE BANKING INDUSTRY

We are subject or may become subject to extensive government regulation and supervision.

Southside Bancshares, Inc., primarily through the Bank, and certain of its nonbank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking laws and regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These laws and regulations affect our lending practices, capital structure, investment practices and dividend policy and growth, among other things. The statutory and regulatory framework under which we operate has changed substantially over the past several years (as the result of the enactment of the Dodd-Frank Act and the Regulatory Relief Act, and the adoption of the Basel III Capital Rules, the European Union's General Data Protection Regulations and data protection laws enacted by several U.S states), and will likely continue to change substantially in the coming years. Congress and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit deposit fees and other types of fees we charge, limit the types of financial services and products we may offer and/or increase the ability of nonbanks to offer competing financial services and products, among other things. While we cannot predict the impact of regulatory changes that may arise out of the current financial and economic environment, any regulatory changes or increased regulatory scrutiny could increase costs directly related to complying with new regulatory requirements. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. While our policies and procedures are designed to prevent any such violations, there can be no assurance that such violations will not occur. See the section captioned "Supervision and Regulation" in "Item 1. Business" and "Note 13 – Shareholders' Equity" to our consolidated financial statements included in this report.

We may become subject to increased regulatory capital requirements.

The capital requirements applicable to Southside Bancshares, Inc. and the Bank are subject to change as a result of future government actions. Each of the federal banking agencies, including the Federal Reserve and the FDIC, has issued substantially similar risk-based and leverage capital guidelines applicable to the banking organizations they supervise. For additional discussion relating to capital adequacy refer to "Item 1. Business - Supervision and Regulation - Capital Adequacy" in this report. The Company believes it will continue to meet the capital guidelines, however complying with new capital rules mandated by the federal banking agencies may affect our operations, including our asset portfolios and financial performance.

Changes in accounting and tax rules applicable to banks could adversely affect our financial condition and results of operations.

From time to time, the FASB and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in us restating prior period financial statements. For a discussion of the reporting and accounting implications to the Company and Southside Bank resulting from recent changes to the tax laws, refer to "Item 1. Business - Supervision and Regulation - Regulatory Examination" in this report.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties and inaccuracies in such information, including as a result of fraud, could adversely impact our business, financial condition and results of operations.

In deciding whether to extend credit or enter into other transactions with third parties, we rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors or property appraisers, as to the accuracy and completeness of that information. Such information could be inaccurate, including as a result of fraud on behalf of our customers, counterparties or other third parties. In times of increased economic stress, we are at an increased risk of fraud losses. We cannot assure you that our underwriting and operational controls will prevent or detect such fraud or that we will not experience fraud losses or incur costs or other damages related to such fraud. Our customers may also experience fraud in their businesses which could adversely affect their ability to repay their loans or make use of our services. Our exposure and the exposure of our customers to fraud may increase our financial risk and reputation risk as it may result in unexpected loan losses that exceed those that have been provided for in our allowance for loan losses. Reliance on inaccurate or misleading information from our customers, counterparties and other third parties, including as a result of fraud, could have a material adverse impact on our business, financial condition and results of operations.

Customers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, customers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

The soundness of other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional customers. Many of these transactions expose us to credit risk in the event of default of our counterparty or customer. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices insufficient to recover the full amount of the loan or derivative exposure due to us. Any such losses could materially and adversely affect our results of operations or earnings.

We are subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers make claims and take legal action pertaining to the performance of our fiduciary responsibilities. Whether customer claims and legal actions related to the performance of our fiduciary responsibilities are merited, defending claims is costly and diverts management's attention, and if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect our market perception and products and services as well as impact customer demand for those products and services. Any financial liability or reputational damage resulting from claims and legal actions could have a material adverse effect on our business, financial condition and results of operations.

Deposit insurance premiums levied against the Bank could increase.

The DIF is funded by fees assessed on insured depository institutions including the Bank. Future deposit premiums paid by the Bank depend on FDIC rules, which are subject to change, the level of the DIF and the magnitude and cost of future bank failures. The FDIC may further increase the assessment rates or impose additional special assessments in the future, which may require the Bank to pay significantly higher FDIC premiums.

GENERAL RISK FACTORS

Our stock price can be volatile.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things: actual or anticipated variations in our results of operations, financial condition or asset quality; changes in recommendations by securities analysts; operating and stock price performance of other companies that investors deem comparable to us; news reports relating to trends, concerns and other issues in the financial services industry, including regulatory actions against other financial institutions; perceptions in the marketplace regarding us and/or our competitors; perceptions in the marketplace regarding the impact of changes in price per barrel of crude oil, real estate values and interest rates on the Texas economy; new technology used or services offered by competitors; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; failure to integrate acquisitions or realize anticipated benefits from acquisitions; future issuances of our common stock or other securities; additions or departures of key personnel; changes in government regulations; and geopolitical conditions such as acts or threats of terrorism or military conflicts, health emergencies, epidemics or pandemics.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, inflation, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results.

The holders of our subordinated notes and junior subordinated debentures have rights that are senior to those of our common stock shareholders.

On August 14, 2025, the Company issued $150.0 million of 7.00% fixed-to-floating rate subordinated notes, with an outstanding balance, net of unamortized debt issuance costs, of $147.5 million as of December 31, 2025, which mature on August 15, 2035. On November 6, 2020, we issued $100.0 million of 3.875% fixed-to-floating rate subordinated notes, with an outstanding balance, net of unamortized debt issuance costs, of $92.2 million as of December 31, 2025, which we redeemed on February 15, 2026. On September 4, 2003, we issued $20.6 million of floating rate junior subordinated debentures in connection with a $20.0 million trust preferred securities issuance by our subsidiary Southside Statutory Trust III. These junior subordinated debentures mature in September 2033. On August 8 and 10, 2007, we issued $23.2 million and $12.9 million, respectively, of fixed-to-floating rate junior subordinated debentures in connection with $22.5 million and $12.5 million, respectively, trust preferred securities issuances by our subsidiaries Southside Statutory Trust IV and V, respectively. Trust IV matures October 2037, and Trust V matures September 2037. On October 10, 2007, as part of an acquisition, we assumed $3.6 million of floating rate junior subordinated debentures to Magnolia Trust Company I in connection with $3.5 million of trust preferred securities issued in 2005 that mature in 2035.

We conditionally guarantee payments of the principal and interest on the trust preferred securities. Our subordinated notes and the junior subordinated debentures are senior to our shares of common stock. We must make payments on the junior subordinated debentures (and the related trust preferred securities) before any dividends can be paid on our common stock, and in the event of bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of common stock. We have the right to defer distributions on our debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of common stock.

The trading volume in our common stock is less than that of other larger financial services companies.

Although our common stock is listed for trading on the NYSE and NYSE Texas, the trading volume for our common stock is low relative to other larger financial services companies, and you are not assured liquidity with respect to transactions in our common stock. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock or the expectation of these sales could cause our stock price to fall.

We may issue additional securities, which could dilute your ownership percentage.

In certain situations, our board of directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock. In the future, we may issue additional securities, through public or private offerings, to raise additional capital or finance acquisitions. Any such issuance would dilute the ownership of current holders of our common stock.

Securities analysts might not continue coverage on our common stock, which could adversely affect the market for our common stock.

The trading price of our common stock depends in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these analysts, and they may not continue to cover our common stock. If securities analysts do not continue to cover our common stock, the lack of research coverage may adversely affect its market price. If securities analysts continue to cover our common stock and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

Provisions of our certificate of formation and bylaws, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party.

Our certificate of formation and bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. These provisions include, among others, requiring advance notice for raising business matters or nominating directors at shareholders' meetings and staggered board elections.

Any individual, acting alone or with other individuals, who are seeking to acquire, directly or indirectly, 10.0% or more of our outstanding common stock must comply with the CBCA, which requires prior notice to the Federal Reserve for any acquisition. Additionally, any entity that wants to acquire 5.0% or more of our outstanding common stock, or otherwise control us, may need to obtain the prior approval of the Federal Reserve under the BHCA. As a result, prospective investors in our common stock need to be aware of and comply with those requirements, to the extent applicable. These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our share.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 1C. CYBERSECURITY

Risk Management Strategy

Given the increasing reliance on technology and the potential of cyber threats, we have integrated a cybersecurity component into our risk management program, which is designed to identify, assess and mitigate risks across various aspects of the Company. We have a dedicated Information Security Department, which is led by our Chief Information Security Officer. The Information Security Department serves to protect the security and confidentiality of customer information, protect against any threats or hazards to the security or integrity of Company information and protect against unauthorized access to, or use of, such information that could result in substantial harm or inconvenience to our customers.

Our information security program strives to protect the confidentiality, integrity and availability of information and information systems and is aligned to the Company's business and risk management strategies. It shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk. The information security program includes policies and standards that define the risk assessment procedures, reporting and an incident response plan. Key elements of our cybersecurity risk management program include:

- IT risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

- Information Security Department responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to a cybersecurity incident;

- National Institute of Standards and Technology Cybersecurity Framework is assessed annually to track security program maturity and prioritize gaps in security controls. Results are presented to and approved by the Board;

- Ransomware Assessment Toolkit (developed by the Bankers Electronic Crimes Task Force, state bank regulators and the U.S. Secret Service) is assessed biannually to capture any gaps and address any potential control deficiencies;

- training and awareness programs for employees that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- a cybersecurity incident response plan that includes procedures for responding to a cybersecurity incident; and defines escalations to senior management and the Board, as well as required notifications and timeframes to customers and regulatory authorities; and

- a third-party risk management process for service providers, suppliers, and vendors, including those external service providers we engage in our cybersecurity risk management processes.

Risks from cybersecurity threats are assessed with existing controls and residual risk is monitored. We have not experienced any material cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial condition. We cannot provide full assurance that our cybersecurity risk management processes described will be fully implemented, complied with or effective in protecting our systems and information. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See "Part I - Item 1A. Risk Factors – Risks Related to Our Business" in this report for a discussion of risks related to cybersecurity.

Governance

Management's Role

Our CISO leads our Information Security Department, is responsible for the information security program, which includes cybersecurity, and reports to the Chief Risk Officer. Our CISO joined the Company in 2012. He has over two decades of experience, involving both information technology and information security. He has a Master of Business Administration in Cybersecurity, graduate studies certificate in cybersecurity and has achieved four certifications, including Certified Information Security Manager, Certified Information Systems Auditor, Certified Data Privacy Solutions Engineer and Cisco Certified Network Associate.

We also have a trained response team lead by the CISO, consisting of key individuals from executive management, finance, operations, risk, compliance, communications, human resources, banking and information technology departments, that is engaged for cybersecurity related incidents where necessary and as appropriate. Additionally, we engage a third party that offers cybersecurity solutions, monitoring and incident response services for additional support.

Board Oversight of Cybersecurity

The Audit and Risk Committees of the Board oversee cybersecurity risk and the information security program which includes overseeing management's actions to identify, assess, mitigate and remediate or prevent material cybersecurity risks. The Audit Committee receives, from the CISO, an annual report of the information security program and bimonthly reports of any security incident or on notable security events for the period. The Board Chairman and Vice Chairman are notified of any high criticality security incidents within 24 hours. The notable security event briefings by the CISO are intended to create discussion that allows Board members to understand the impact, controls and risk. The Risk Committee receives, from the CISO, annual reports on risk assessments and at least quarterly reports on key risk indicators. The Risk Committee receives at least one annual training from the CISO on the information security program, cybersecurity controls or cybersecurity threats.

Both the Bank's management level Risk Committee and the Risk Committee of the Board review all risk assessments and remediations annually.

ITEM 2. PROPERTIES

The primary executive offices of Southside are located at 1201 South Beckham Avenue, Tyler, Texas 75701. This site also houses a banking center, a technology center, back office support areas and wealth management and trust services. An additional executive office is located at 1320 South University Drive, Fort Worth, Texas 76107 in University Center II. Additional wealth management and trust services are located at 2510 West Frank Street, Lufkin, Texas 75904. All of these locations are owned by Southside. As of December 31, 2025, Southside operated 53 branches, which includes traditional full service branches and full service branches within grocery stores. These branches are located within the state of Texas in the Dallas/Fort Worth, East Texas, Southeast Texas, Austin and Houston regions. Of the 53 branches, 36 are owned and 17 are leased. In addition to our branches, Southside also operates drive-thrus, wealth management and trust services, LPOs or other financial services offices which Southside owns. Southside also owns 70 ATMs/ITMs located throughout our market areas.

For additional information concerning our properties, refer to "Note 6 – Premises and Equipment" and "Note 16 – Leases" to our consolidated financial statements included in this report.

ITEM 3. LEGAL PROCEEDINGS

We are party to legal proceedings arising in the normal conduct of business. Management believes that such litigation is not material to our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS
AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock trades on the NYSE under the symbol "SBSI." On November 25, 2025, Southside also began trading on the NYSE Texas, Inc, a full electronic equities exchange headquartered in Dallas, Texas, under the symbol "SBSI." Consequently, Southside is dual listed, with primary listing on the NYSE.

There were approximately 1,300 holders of record of our common stock, the only class of equity securities currently issued and outstanding, as of February 24, 2026.

DIVIDENDS

See the section captioned "Item 8. Financial Statements and Supplementary Data - Note 13 – Shareholders' Equity" in our consolidated financial statements included in this report for the amount of cash dividends we paid. Also, see "Item 1 - Business - Supervision and Regulation - Dividends" and "Item 7 - Management's Discussion and Analysis of the Financial Condition and Results of Operations - Capital Resources and Liquidity" for restrictions on our present or future ability to pay dividends, particularly those restrictions arising under federal and state banking laws.

ISSUER SECURITY REPURCHASES

On July 20, 2023, our board of directors approved a Stock Repurchase Plan authorizing the repurchase of up to 1.0 million shares of the Company's outstanding common stock. On October 16, 2025, the Board of the Company increased its authorization under the Company's current Plan by 1.0 million shares, for a total authorization to repurchase up to 2.0 million shares of the Company's common stock from time to time. During 2025, we repurchased a total of 820,931 shares of our common stock at an average price per share of $28.52 pursuant to the Plan.

Repurchases may be carried out in open market purchases, privately negotiated transactions or pursuant to any trading plan that might be adopted in accordance with Rule 10b5-1 of the Exchange Act, as amended. The Company has no obligation to repurchase any shares under the Plan and may modify, suspend or discontinue the plan at any time.

The following table provides information with respect to purchases of our common stock made by or on behalf of any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Exchange Act), during the three months ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares That May Yet Be Purchased Under the Stock Repurchase Plan at the End of the Period
October 1, 2025 - October 31, 2025	115,998	$ 28.62	115,998	1,015,941
November 1, 2025 - November 30, 2025	253,806	28.94	253,806	762,135
December 1, 2025 - December 31, 2025	—	—	—	762,135
Total	369,804	$ 28.84	369,804	

We have not purchased any common stock pursuant to the Stock Repurchase Plan subsequent to December 31, 2025.

RECENT SALES OF UNREGISTERED SECURITIES

We did not sell any equity securities during the years ended December 31, 2025, 2024 or 2023 that were not registered under the Securities Act of 1933.

FINANCIAL PERFORMANCE

The following performance graph compares the returns for the indexes indicated, assuming that $100 was invested on December 31, 2020 and that all dividends were reinvested. The performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates the performance graph by reference therein.

Southside Bancshares, Inc.


Total Return Performance
Southside Bancshares, Inc.
Russell 2000 Index
Peer Group
Index Value
200
150
100
50
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25

	Period Ending					
Index	**12/31/20**	**12/31/21**	**12/31/22**	**12/31/23**	**12/31/24**	**12/31/25**
Southside Bancshares, Inc.	100.00	139.55	124.42	113.35	120.44	121.02
Russell 2000 Index	100.00	114.82	91.35	106.82	119.14	134.40
SBSI Peer Group*	100.00	126.54	119.20	112.32	131.33	130.14

**Peer group includes Cullen/Frost Bankers, Inc.(CFR), First Financial Bankshares, Inc. (FFIN), Hilltop Holdings (HTH), Prosperity Bancshares, Inc. (PB), Stellar Bancorp, Inc. (STEL) and Texas Capital Bancshares, Inc. (TCBI).*

Source: S&P Global Market Intelligence

© 2026

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

The following discussion and analysis provides a comparison of our results of operations for the years ended December 31, 2025 and 2024 and financial condition as of December 31, 2025 and 2024. This discussion should be read in conjunction with the financial statements and related notes included elsewhere in this report. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations included in our 2024 Form 10-K for a discussion and analysis of the more significant factors that affected periods prior to 2024.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements of other than historical fact that are contained in this report may be considered to be "forward-looking statements" within the meaning of and subject to the safe harbor protections of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. These statements may include words such as "expect," "estimate," "project," "anticipate," "appear," "believe," "could," "should," "may," "might," "will," "would," "seek," "intend," "probability," "risk," "goal," "target," "objective," "plans," "potential," and similar expressions. Forward-looking statements are statements with respect to our beliefs, plans, expectations, objectives, goals, anticipations, assumptions, estimates, intentions and future performance and are subject to significant known and unknown risks and uncertainties, which could cause our actual results to differ materially from the results discussed in the forward-looking statements. For example, trends in asset quality, capital, liquidity, our ability to sell nonperforming assets, expense reductions, planned operational efficiencies and earnings from growth and certain market risk disclosures, including the impact of interest rates and our expectations regarding rate changes, tax reform, inflation, the impacts related to or resulting from other economic factors are based upon information presently available to management and are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. Accordingly, our results could materially differ from those that have been estimated. The most significant factors that could cause future results to differ materially from those anticipated by our forward-looking statements include general economic conditions in our markets, including the impact of changes in interest rates on our financial projections, models and guidance, as well as the effects of declines in the real estate market, tariffs or trade wars (including reduced consumer spending, lower economic growth or recession, reduced demand for U.S. exports, disruptions to supply chains and decreased demand for other banking products and services), high unemployment and increasing insurance costs, as well as the financial stress to borrowers as a result of the foregoing, all of which could impact economic growth and could cause a reduction in financial transactions and business activities, including decreased deposits and reduced loan originations and our ability to manage liquidity in a rapidly changing and unpredictable market. Other factors that could cause actual results to differ materially from those indicated by forward-looking statements include, but are not limited to, the following:

- general (i) political conditions, including, without limitation, governmental action and uncertainty resulting from U.S. and global political trends and (ii) economic conditions, either globally, nationally, in the State of Texas, or in the specific markets in which we operate, including, without limitation, the deterioration of the commercial real estate, residential real estate, construction and development, energy, oil and gas, credit or liquidity markets, which could cause an adverse change in our net interest margin, or a decline in the value of our assets, which could result in realized losses, as well as the risks of an economic slowdown or recession and the effects of inflationary pressures, changes in interest rates, tariffs or trade wars (including reduced consumer spending, supply chain issues and adverse impacts to credit quality) and the related financial stress on borrowers and changes to customer behavior and credit risk as a result of the foregoing;

- changes in trade, monetary, and fiscal policies and laws, including actual changes in interest rates and the Fed Funds rate and changes in international trade policies, tariffs and treaties affecting imports and exports, and their related impacts on macroeconomic conditions, customer behavior, funding costs and loan and securities portfolios;

- inflation and fluctuations in interest rates that reduce our margins and yields, the fair value of financial instruments, the level of loan originations or prepayments on loans we have made and make, and the cost we pay to retain and attract deposits and secure other types of funding;

- current or future legislation, regulatory changes or changes in monetary or fiscal policy that adversely affect the businesses in which we or our customers or our borrowers are engaged, including the Federal Reserve's actions to manage interest rates, tariffs, trade policies, supply chain disruptions, immigration policies and/or disputes and other regulatory responses to economic conditions;

- the impact of interest rate fluctuations on our financial projections, models and guidance;

- legislative, tax and regulatory changes, including those that impact the money supply, trade, immigration and inflation;

- acts of terrorism, war or other conflicts, natural disasters, such as hurricanes, freezes, flooding and other man-made disasters, such as oil spills or power outages, health emergencies, epidemics or pandemics, climate change or other catastrophic events that may affect general economic conditions or cause other disruptions and/or increase costs, including, but not limited to, property and casualty and other insurance costs;

- potential impacts of the adverse developments in the banking industry highlighted by high-profile bank failures, including impacts on customer confidence, deposit outflows, liquidity and the regulatory response thereto (including increases in the cost of our deposit insurance assessments);

- technological changes, including potential cyber-security incidents and other disruptions, developments in AI, or innovations to the financial services industry, including as a result of the increased telework environment;

- our ability to identify and address cyber-security risks such as data security breaches, malware, "denial of service" attacks, "hacking" and identity theft, which may be exacerbated by developments in generative artificial intelligence and which could disrupt our business and result in the disclosure of and/or misuse or misappropriation of confidential or proprietary information, disruption or damage of our systems, increased costs, significant losses, or adverse effects to our reputation;

- changes in the interest rate yield curve such as flat, inverted or steep yield curves, or changes in the interest rate environment that impact net interest margins and may impact prepayments on our MBS portfolio;

- the risk that our enterprise risk management framework, compliance program or our corporate governance and supervisory oversight functions may not identify or address risks adequately, which may result in unexpected losses;

- the effect of compliance with legislation or regulatory changes;

- the implementation under the presidential administration of a regulatory reform agenda that is different than that of the prior administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies;

- credit risks of borrowers, including any increase in those risks due to changing economic conditions, including inflation, tariffs and immigration policies;

- increases in our nonperforming assets;

- risks related to environmental liability as a result of certain lending activity;

- our ability to maintain adequate liquidity to fund operations and growth;

- our ability to control interest rate risk;

- any applicable regulatory limits or other restrictions on the Bank and its ability to pay dividends to us;

- the failure of our assumptions underlying our allowance for credit losses and other estimates;

- the failure to maintain an effective system of controls and procedures, including internal control over financial reporting;

- the effectiveness of our derivative financial instruments and hedging activities to manage risk;

- unexpected outcomes of, and the costs associated with, existing or new litigation involving us;

- potential claims, damages, penalties, fines and reputational damage resulting from pending or future litigation, regulatory proceedings and enforcement actions;

- changes impacting our balance sheet strategy;

- risks related to actual mortgage prepayments diverging from projections;

- risks related to fluctuations in the price per barrel of crude oil;

- significant increases in competition in the banking and financial services industry;

- changes in consumer spending, borrowing and saving habits, including as a result of inflation, tariffs, supply chain disruptions, fluctuating interest rates and recessionary concerns;

- execution of future acquisitions, reorganization or disposition transactions, including the risk that the anticipated benefits of such transactions are not realized;

- our ability to increase market share and control expenses;

- our ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by our customers;

- the effect of changes in accounting policies and practices;

- adverse changes in the status or financial condition of the GSEs which impact the GSEs' guarantees or ability to pay or issue debt;

- adverse changes in the credit portfolios of other U.S. financial institutions relative to the performance of certain of our investment securities;

- risks related to actual U.S. agency MBS prepayments exceeding projected prepayment levels;

- risks related to U.S. agency MBS prepayments increasing due to U.S. government programs designed to assist homeowners to refinance their mortgage that might not otherwise have qualified;

- risks related to loans secured by real estate, including the risk that the value and marketability of collateral could decline;

- risks associated with our common stock and our other securities, including fluctuations in our stock price and general volatility in the stock market; and

- the risks identified in "Part I - Item 1A. Risk Factors – Risks Related to Our Business" in this report.

All written or oral forward-looking statements made by us or attributable to us are expressly qualified by this cautionary notice. We disclaim any obligation to update any factors or to announce publicly the result of revisions to any of the forward-looking statements included herein to reflect future events or developments, unless otherwise required by law.

CRITICAL ACCOUNTING ESTIMATES

Our accounting and reporting estimates conform with U.S. GAAP and general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. We consider our critical accounting estimates to include the following:

Allowance for Credit Losses. The allowance for credit losses includes credit losses on loans as well as the off-balance-sheet credit exposure, which is reported as a component of other liabilities on our consolidated balance sheets. The allowance for credit losses on loans is estimated and recognized upon origination of the loan based on expected credit losses. The off-balance-sheet credit exposure is evaluated using the expected credit losses using usage given defaults and credit conversion factors depending on the type of commitment and based upon historical usage rates. The CECL model uses historical experience and current conditions for homogeneous pools of loans, and reasonable and supportable forecasts about future events. Management selects models through which historical reserve factor estimates are calibrated to economic forecasts over the reasonable and supportable forecast period based on the projected performance of specific economic variables that statistically correlate with the probability of default and loss given default pools. Loss estimates revert to the long-term trend of each economic variable beyond the forecast period. Management selects economic variables it believes to be most relevant based on the composition of the loan portfolio and customer base, including forecasted levels of employment, gross domestic product, corporate bond and treasury spreads, industrial production levels, consumer and commercial real estate price indices as well as housing statistics. The allowance for credit losses is highly sensitive to the economic forecasts used to develop the estimate. Due to the high level of uncertainty regarding significant assumptions, we evaluate a range of economic scenarios, including a more severe economic forecast scenario, with varying speeds of recovery. Selecting a different forecast could result in a significantly different estimated allowance for credit losses. To the extent actual outcomes differ from management estimates, additional provision for credit losses may be required that would adversely impact earnings in future periods.

Refer to "Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Allowance for Credit Losses - Loans and Allowance for Credit Losses - Off-Balance-Sheet Credit Exposures," "Note 1 – Summary of Significant Accounting and Reporting Policies," "Note 5 – Loans and Allowance for Loan Losses" and "Note 17 - Off-Balance-Sheet Arrangements, Commitments and Contingencies" to our consolidated financial statements included in this report for a detailed description of our estimation process and methodology related to the allowance for loan losses.

NON-GAAP FINANCIAL MEASURES

Certain non-GAAP measures are used by management to supplement the evaluation of our performance. These include the following fully taxable-equivalent measures: net interest income (FTE), net interest margin (FTE) and net interest spread (FTE), which include the effects of taxable-equivalent adjustments using a federal income tax rate of 21% to increase tax-exempt interest income to a tax-equivalent basis. Interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than taxable investments.

Net interest income (FTE), net interest margin (FTE) and net interest spread (FTE). Net interest income (FTE) is a non-GAAP measure that adjusts for the tax-favored status of net interest income from certain loans and investments and is not permitted under GAAP in the consolidated statements of income. We believe that this measure is the preferred industry measurement of net interest income, and that it enhances comparability of net interest income arising from taxable and tax-exempt sources. The most directly comparable financial measure calculated in accordance with GAAP is our net interest income. Net interest margin (FTE) is the ratio of net interest income (FTE) to average earning assets. The most directly comparable financial measure calculated in accordance with GAAP is our net interest margin. Net interest spread (FTE) is the difference in the average yield on average earning assets on a tax-equivalent basis and the average rate paid on average interest bearing liabilities. The most directly comparable financial measure calculated in accordance with GAAP is our net interest spread.

These non-GAAP financial measures should not be considered alternatives to GAAP-basis financial statements and other bank holding companies may define or calculate these non-GAAP measures or similar measures differently. Whenever we present a non-GAAP financial measure in an SEC filing, we are also required to present the most directly comparable financial measure calculated and presented in accordance with GAAP and reconcile the differences between the non-GAAP financial measure and such comparable GAAP measure.

In the following table we present the reconciliation of net interest income to net interest income adjusted to a fully taxable-equivalent basis assuming a 21% marginal tax rate for interest earned on tax-exempt assets such as municipal loans and investment securities (dollars in thousands), along with the calculation of net interest margin (FTE) and net interest spread (FTE).

	Years Ended December 31,		
	2025	2024	2023
Net interest income (GAAP)	$ 221,084	$ 216,127	$ 215,027
Tax-equivalent adjustments:			
Loans	2,244	2,495	2,724
Tax-exempt investment securities	7,043	8,078	9,939
Net interest income (FTE) [1]	$ 230,371	$ 226,700	$ 227,690
Average earning assets	$ 7,856,564	$ 7,875,096	$ 7,361,199
Net interest margin	2.81 %	2.74 %	2.92 %
Net interest margin (FTE) [1]	2.93 %	2.88 %	3.09 %
Net interest spread	2.14 %	2.02 %	2.25 %
Net interest spread (FTE) [1]	2.26 %	2.16 %	2.42 %

(1)   These amounts are presented on a fully taxable-equivalent basis and are non-GAAP measures.

Management believes adjusting net interest income, net interest margin and net interest spread to a fully taxable-equivalent basis is a standard practice in the banking industry as these measures provide useful information to make peer comparisons. Tax-equivalent adjustments are reported in the respective earning asset categories as listed in the "Average Balances with Average Yields and Rates" tables under Results of Operations.

OVERVIEW

ECONOMIC CONDITIONS

Continued tariff announcements and ongoing tariff negotiations have caused some uncertainty related to inflation levels and its impact on interest rates and the overall economy. While it is too early to discern the likely outcome of these tariff announcements and negotiations, the current economic conditions and growth prospects for our markets continue to reflect a solid and positive outlook. Higher inflation levels and interest rate fluctuations could have a negative impact on both our consumer and commercial borrowers in the future. Overall, however, the Texas markets we serve remain healthy.

DEPOSITS

Our deposits were $6.87 billion at December 31, 2025, an increase of $210.9 million, or 3.2%, from December 31, 2024. At December 31, 2025, we had 178,757 total deposit accounts with an average balance of $35,000. Our estimated uninsured deposits were 39.7% of total deposits as of December 31, 2025. When excluding affiliate deposits (Southside-owned deposits) and public fund deposits (all collateralized), our total estimated deposits without insurance or collateral was 23.0% of total deposits as of December 31, 2025.

Our noninterest bearing deposits represent approximately 20.9% of total deposits. Our cost of interest bearing deposits decreased 18 basis points, from 2.98% for the year ended December 31, 2024, to 2.80% for the year ended December 31, 2025. Our cost of total deposits decreased 13 basis points, from 2.36% for the year ended December 31, 2024, to 2.23% for the year ended December 31, 2025.

CAPITAL RESOURCES AND LIQUIDITY

Our capital ratios and contingent liquidity sources remain solid. The table below shows our total lines of credit, borrowings, total amounts available for future liquidity, and swapped value as of December 31, 2025 (in thousands):

	December 31, 2025			
	Line of Credit	Borrowings	Total Available for Future Liquidity	Swapped
FHLB advances	$ 2,665,052	$ 211,136	$ 2,453,916	$ 210,000
Federal Reserve discount window	351,776	110,000	241,776	—
Correspondent bank lines of credit	80,000	—	80,000	—
Total liquidity lines	$ 3,096,828	$ 321,136	$ 2,775,692	$ 210,000

OPERATING RESULTS

During the year ended December 31, 2025, our net income decreased $19.3 million, or 21.8%, to $69.2 million from $88.5 million for the same period in 2024. The decrease in net income was largely driven by a $25.8 million decrease in noninterest income and to a lesser extent, a $4.2 million increase in noninterest expense, partially offset by a $5.5 million decrease in income tax expense, a $5.0 million increase in net interest income and a $293,000 decrease in provision for credit losses. Net loss on sale of AFS securities, included in noninterest income, was $32.3 million for the year ended December 31, 2025, compared to a net loss of $2.5 million for the same period in 2024. Earnings per diluted common share decreased $0.62, or 21.3%, to $2.29 for the year ended December 31, 2025, compared to $2.91 for the same period in 2024.

The following table sets forth selected financial data regarding our results of operations and financial position for, and as of the end of, each of the fiscal years in the three-year period ended December 31, 2025. This information should be read in conjunction with "Item 8. Financial Statements and Supplementary Data," as set forth in this report (in thousands, except per share data):

	As of and for the Years Ended December 31,		
	2025	2024	2023
Summary Balance Sheet Data			
Securities AFS, at estimated fair value	$ 1,456,219	$ 1,533,894	$ 1,296,294
Securities HTM, at carrying value	1,247,477	1,279,234	1,307,053
Loans	4,817,991	4,661,597	4,524,510
Total assets	8,514,590	8,517,448	8,284,914
Noninterest bearing deposits	1,433,129	1,357,152	1,390,407
Interest bearing deposits	5,432,030	5,297,096	5,159,274
Total deposits	6,865,159	6,654,248	6,549,681
FHLB borrowings	211,136	731,909	212,648
Subordinated notes, net of unamortized debt issuance costs	239,678	92,042	93,877
Trust preferred subordinated debentures, net of unamortized debt issuance costs	60,279	60,274	60,270
Shareholders' equity	847,615	811,942	773,288
Summary Income Statement Data			
Interest income	$ 403,074	$ 414,336	$ 359,741
Interest expense	181,990	198,209	144,714
Provision for (reversal of) credit losses	3,053	3,346	9,154
Deposit services	24,438	24,425	25,497
Net gain (loss) on sale of securities AFS	(32,270)	(2,510)	(15,976)
Noninterest income	15,956	41,733	35,834
Noninterest expense	151,357	147,137	140,578
Net income	69,220	88,494	86,692
Per Common Share Data			
Earnings-basic	$ 2.30	$ 2.92	$ 2.82
Earnings-diluted	2.29	2.91	2.82
Cash dividends declared and paid	1.44	1.44	1.42
Book value	28.52	26.73	25.56
Asset Quality			
Allowance for loan losses	$ 45,100	$ 44,884	$ 42,674
Allowance for loan losses to total loans	0.94 %	0.96 %	0.94 %
Net loan charge-offs	$ 2,787	$ 1,927	$ 2,750
Net loan charge-offs to average loans	0.06 %	0.04 %	0.06 %
Nonperforming assets	$ 38,243	$ 3,589	$ 4,001
Nonperforming assets to:			
Total loans	0.79 %	0.08 %	0.09 %
Total assets	0.45 %	0.04 %	0.05 %
Consolidated Capital Ratios			
Common equity tier 1 capital	12.87 %	13.04 %	12.28 %
Tier 1 risk-based capital	13.88 %	14.07 %	13.32 %
Total risk-based capital	18.54 %	16.49 %	15.73 %
Tier 1 leverage capital	9.72 %	9.67 %	9.39 %
Average shareholders' equity to average total assets	9.85 %	9.58 %	9.63 %

FINANCIAL CONDITION

Our total assets decreased $2.9 million to $8.51 billion at December 31, 2025 from $8.52 billion at December 31, 2024. Our securities portfolio decreased by $109.4 million, or 3.9%, to $2.70 billion, compared to $2.81 billion at December 31, 2024. The decrease in the securities portfolio was primarily due to decreases in municipal securities and U.S. Treasury securities, partially offset by an increase in MBS during the year ended December 31, 2025. Our FHLB stock decreased $19.8 million, or 58.4%, to $14.1 million from $33.8 million at December 31, 2024, due to the decrease in our FHLB borrowings during the year ended December 31, 2025.

Loans at December 31, 2025 were $4.82 billion, an increase of $156.4 million, or 3.4%, compared to $4.66 billion at December 31, 2024, due to increases of $133.1 million in commercial real estate loans, $81.6 million in commercial loans and $10.7 million in construction loans. These increases were partially offset by decreases of $44.2 million in municipal loans, $16.0 million in 1-4 family residential loans and $8.7 million in loans to individuals. Loans held for sale decreased $0.6 million, or 31.6%, to $1.3 million at December 31, 2025 from $1.9 million at December 31, 2024.

Our nonperforming assets at December 31, 2025 increased $34.7 million, or 965.6%, to $38.2 million and represented 0.45% of total assets, compared to $3.6 million, or 0.04% of total assets, at December 31, 2024, due primarily to an increase of $27.5 million in restructured loans. The increase in restructured loans was due to the extension of maturity of a $27.5 million commercial real estate loan to allow for an extended lease up period during the first quarter of 2025. Nonaccruing loans increased $7.3 million, or 229.2%, to $10.5 million, and the ratio of nonaccruing loans to total loans was 0.22% and 0.07% for December 31, 2025 and December 31, 2024, respectively. The increase in nonaccrual loans compared to December 31, 2024 was primarily due to increases of $3.2 million in 1-4 family residential loans, $3.0 million in commercial loans and $1.0 million in commercial real estate loans. There were no repossessed assets at December 31, 2025, compared to $14,000 at December 31, 2024. There was $248,000 of OREO at December 31, 2025 and $388,000 at December 31, 2024.

Our deposits increased $210.9 million, or 3.2%, to $6.87 billion at December 31, 2025 from $6.65 billion at December 31, 2024, due to an increase in retail deposits of $359.9 million, or 7.7%, partially offset by a decrease in public fund deposits of $78.4 million, or 6.4%, and a decrease in brokered deposits of $70.7 million, or 9.5%. The increase in retail deposits of $359.9 million consists of $280.7 million of interest bearing deposits and $79.2 million of noninterest bearing deposits.

Total FHLB borrowings decreased $520.8 million, or 71.2%, to $211.1 million at December 31, 2025, from $731.9 million at December 31, 2024.

Other borrowings increased $132.2 million, or 173.0%, to $208.7 million at December 31, 2025, from $76.4 million at December 31, 2024.

Our subordinated notes, net of unamortized debt issuance costs, increased $147.6 million, or 160.4%, to $239.7 million at December 31, 2025 from $92.0 million at December 31, 2024, a result of the issuance of $150.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes during the third quarter of 2025.

Our total shareholders' equity at December 31, 2025 increased 4.4%, or $35.7 million, to $847.6 million, or 10.0% of total assets, compared to $811.9 million, or 9.5% of total assets, at December 31, 2024. The increase in shareholders' equity was the result of net income of $69.2 million, other comprehensive income of $29.3 million, stock compensation expense of $3.0 million and common stock issued under our dividend reinvestment plan of $1.0 million, partially offset by cash dividends paid of $43.4 million, repurchases of $23.4 million of our common stock pursuant to our Stock Repurchase Plan and net issuance of common stock under employee stock plans of $91,000.

Key financial indicators management follows include, but are not limited to: numerous interest rate sensitivity and interest rate risk indicators; credit risk, operations risk; liquidity risk; capital risk; regulatory risk; inflation risk; competition risk; yield curve risk; U.S. agency MBS prepayment risk; and economic risk indicators.

BALANCE SHEET STRATEGY

Determining the appropriate size of the balance sheet is one of the critical decisions any bank makes. Our balance sheet is not merely the result of a series of micro-decisions, but rather the size is controlled based on the economics of assets compared to the economics of funding and funding sources. Changing interest rate environments and economic conditions require that we monitor the interest rate sensitivity of the assets, the funding driving our growth and closely align ALCO objectives accordingly.

We ended 2025 with approximately $241.8 million in available liquidity from the FRDW, in addition to the approximately $2.45 billion available from the credit line with FHLB due primarily to the blanket lien on our loan portfolio and to a lesser extent, securities available as collateral. At December 31, 2025, the estimated deposits without insurance or collateral to total deposits, excluding affiliate deposits (Southside-owned deposits), was 23.0%, or $1.58 billion.

At December 31, 2025, brokered deposits of $650 million and FHLB advances of $210 million were hedged with $860 million of cash flow swaps. In connection with this $860.0 million of funding at December 31, 2025, the Bank also entered into various interest rate swap contracts that are treated as cash flow hedges under ASC Topic 815, "Derivatives and Hedging" that are expected to be effective in hedging the variability in future cash flows at 3.42% with a remaining average weighted maturity of 1.3 years at December 31, 2025. During the year ended December 31, 2025, we entered into an additional $250 million in cash flow hedge interest rate swap contracts, while $180 million in cash flow hedge interest rate swap contracts matured. As of December 31, 2025, a pre-tax unrealized loss of $663,000 was recognized in other comprehensive income, and there was no ineffective portion of these hedges. At December 31, 2024, the outstanding balance of cash flow hedges was $790.0 million. Refer to "Note 11 – Derivative Financial Instruments and Hedging Activities" in our consolidated financial statements included in this report for a detailed description of our hedging policy and methodology related to derivative instruments.

We continue to evaluate the lowest cost wholesale funding sources and will utilize either brokered deposits, FHLB advances or FRDW borrowings, or a combination of the three funding sources in addition to utilizing cash flow hedges to mitigate the impacts of interest rate movements. Wholesale funding and securities are utilized to enhance overall profitability, to determine the appropriate leverage of our capital and to determine acceptable levels of credit, interest rate and liquidity risk consistent with prudent capital management. Wholesale funds are invested primarily in U.S. agency MBS and long-term municipal securities and to a lesser extent, corporate securities. Although the securities often carry lower yields than loans, these securities generally (i) increase the overall quality of our assets because of either the implicit or explicit guarantees of the U.S. Government and the guarantees of the municipalities, (ii) are more liquid than individual loans and (iii) may be used to collateralize our borrowings or other obligations.

Risks associated with this asset structure include a potentially lower net interest rate spread and margin when compared to our peers, changes in the slope of the yield curve, increased interest rate risk, the length of interest rate cycles, changes in volatility or spreads associated with the MBS, municipal and corporate securities, the unpredictable nature of MBS prepayments and credit risks associated with the municipal and corporate securities. See "Part I - Item 1A. Risk Factors – Risks Related to Our Business" in this report for a discussion of risks related to interest rates. An additional risk is significant increases in interest rates, especially long-term interest rates, which could adversely impact the fair value of the AFS securities portfolio and could also impact our equity capital. Due to the unpredictable nature of MBS prepayments, the length of interest rate cycles and the slope of the interest rate yield curve, net interest income could fluctuate more than simulated under the scenarios modeled by our ALCO and described under "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" in this report.

Our securities portfolio decreased 3.9% from $2.81 billion at December 31, 2024 to $2.70 billion at December 31, 2025, with decreases in municipal securities, U.S. Treasury Bills and corporate bonds, partially offset by an increase in U.S. Agency MBS. The decrease in the securities portfolio was due to sales of securities, maturities and principal payments during the year ended December 31, 2025, which more than offset securities purchased.

During the second half of 2025, we restructured a portion of the AFS securities portfolio to enhance future earnings by selling primarily lower yielding long duration municipal securities and, to a lesser extent, MBS. During the year ended December 31, 2025, we sold $299.4 million of municipal securities, $225.9 million of MBS and $49.7 million in U.S. Treasury Bills, which resulted in a net realized loss of $32.3 million. During the year ended December 31, 2025, we purchased $739.1 million in lower premium, 5.50% to 6.50% coupon MBS, $41.8 million in 5.00% to 5.75% coupon municipal securities, $4.8 million in corporate bonds and $182.0 million in short-term U.S. Treasury Bills for collateral purposes.

At December 31, 2025, securities as a percentage of assets totaled 31.8%, compared to 33.0% at December 31, 2024, due to a $109.4 million, or 3.9%, decrease in securities. Cash and cash equivalents decreased to 4.6% of total assets at December 31, 2025, compared to 5.0% at December 31, 2024. Our balance sheet management strategy is dynamic and is continually evaluated as market conditions warrant.

Our FHLB borrowings decreased 71.2%, or $520.8 million, to $211.1 million at December 31, 2025 from $731.9 million at December 31, 2024. As of December 31, 2025, we had $110.0 million in borrowings from the FRDW. There were no borrowings from the FRDW at December 31, 2024.

As of December 31, 2025, our total wholesale funding as a percentage of deposits, not including brokered deposits, decreased to 16.0% from 24.9% at December 31, 2024.

Our brokered deposits may consist of CDs and non-maturity deposits which may be raised quickly with terms tailored to our funding needs. We had $19.8 million in brokered CDs at December 31, 2025, a decrease from $115.7 million at December 31, 2024. At December 31, 2025, our brokered CDs had a weighted average cost of 406 basis points and matured on January 8, 2026. Our brokered non-maturity deposits increased to $652.4 million at December 31, 2025, of which $650.0 million are related to our cash flow hedges, from $627.1 million at December 31, 2024, with a weighted average cost of 359 and 321 basis points, respectively. Our wholesale funding policy currently allows for maximum brokered deposits of the lesser of $1.05 billion, or 12% of total assets. Potential higher interest expense and lack of customer loyalty are risks associated with the use of brokered deposits.

At December 31, 2025, the majority of the securities portfolio was funded by non-maturity deposits, some of which are included in wholesale funding that accounts for approximately 37% of the funding source, of which approximately 87% is swapped at a fixed rate, providing protection from rising interest rates.

We have partial term fair value hedges for certain of our fixed rate callable AFS municipal securities and partial term fair value hedges of fixed rate AFS MBS and fixed rate municipal loans using the portfolio layer method. The instruments are designated as fair value hedges as the changes in the fair value of the interest rate swap are expected to partially offset changes in the fair value of the hedged item attributable to changes in the SOFR swap rate, the designated benchmark interest rate. As of December 31, 2025, $24.1 million in hedging instruments were used to hedge municipal securities with a carrying amount of $21.3 million included in our AFS securities portfolio in our consolidated balance sheets, representing approximately 12.0% of the AFS municipal portfolio. As of December 31, 2025, $301.0 million in hedging instruments were used to hedge a layer of the closed portfolio of AFS MBS with a carrying value of $1.08 billion, or 85.8% of the AFS MBS portfolio, and $155.0 million in hedging instruments were used to hedge a layer of the closed portfolio of municipal loans. These derivative contracts involve the receipt of floating rate interest from a counterparty in exchange for us making fixed-rate payments over the life of the agreement, without the exchange of the underlying notional value.

RESULTS OF OPERATIONS

Our results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on assets (loans and investments) and interest expense due on our funding sources (deposits and borrowings) during a particular period. Results of operations are also affected by our noninterest income, provision for credit losses, noninterest expenses and income tax expense. General economic and competitive conditions, particularly changes in interest rates, changes in interest rate yield curves, prepayment rates of MBS and loans, repricing of loan relationships, government policies and actions of regulatory authorities also significantly affect our results of operations. Future changes in applicable law, regulations or government policies may also have a material impact on us. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations included in our 2024 Form 10-K for a discussion and analysis of the periods prior to 2024.

The following table presents net interest income for the periods presented (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Interest income:			
Loans	$ 275,621	$ 279,371	$ 244,803
Taxable investment securities	22,981	28,075	31,186
Tax-exempt investment securities	31,597	40,469	54,629
MBS	57,230	45,222	19,450
FHLB stock and equity investments	1,822	2,079	1,185
Other interest earning assets	13,823	19,120	8,488
Total interest income	403,074	414,336	359,741
Interest expense:			
Deposits	151,177	153,657	108,157
FHLB borrowings	13,679	24,450	6,777
Subordinated notes	8,208	3,774	3,920
Trust preferred subordinated debentures	4,034	4,621	4,504
Repurchase agreements	2,828	3,603	3,431
Other borrowings	2,064	8,104	17,925
Total interest expense	181,990	198,209	144,714
Net interest income	$ 221,084	$ 216,127	$ 215,027

NET INTEREST INCOME

Net interest income is one of the principal sources of a financial institution's earnings stream and represents the difference or spread between interest and fee income generated from interest earning assets and the interest expense paid on interest bearing liabilities. Fluctuations in interest rates or interest rate yield curves, as well as repricing characteristics and volume and changes in the mix of interest earning assets and interest bearing liabilities, materially impact net interest income. During the last four months of 2024, the Federal Reserve reduced target federal funds rate by 100 basis points to 4.25% to 4.50%. During the last four months of 2025, the Federal Reserve reduced target federal funds rate by 75 basis points to 3.50% to 3.75%. If the federal funds rate remains elevated, it may negatively impact our net interest income. See "Part I - Item 1A. Risk Factors – Risks Related to Our Business" in this report for a discussion of risks related to interest rates.

Net interest income was $221.1 million for the year ended December 31, 2025, compared to $216.1 million for the same period in 2024, an increase of $5.0 million, or 2.3%. The increase in net interest income for the year ended December 31, 2025 was due to decreases in the average rate paid on our interest bearing liabilities and a change in the mix of our interest earning assets and interest bearing liabilities, partially offset by the decrease in the average yield of interest earning assets. Total interest income decreased $11.3 million, or 2.7%, to $403.1 million for the year ended December 31, 2025, compared to $414.3 million for the same period in 2024. Total interest expense decreased $16.2 million, or 8.2%, to $182.0 million for the year ended December 31, 2025, compared to $198.2 million for the same period in 2024. Our net interest margin and net interest margin (FTE), a non-GAAP measure, increased to 2.81% and 2.93%, respectively, for the year ended December 31, 2025, compared to 2.74% and 2.88%, respectively, for the same period in 2024, and our net interest spread and net interest spread (FTE), also a non-GAAP measure, increased to 2.14% and 2.26%, respectively, compared to 2.02% and 2.16%, respectively, for the same period in 2024. See "Non-GAAP Financial Measures" for more information and for a reconciliation to GAAP.

ANALYSIS OF CHANGES IN INTEREST INCOME AND INTEREST EXPENSE

The following table presents on a fully taxable-equivalent basis, a non-GAAP measure, the net change in net interest income and sets forth the dollar amount of increase (decrease) in the average volume of interest earning assets and interest bearing liabilities and from changes in yields/rates. Volume/Yield/Rate variances (change in volume times change in yield/rate) have been allocated to amounts attributable to changes in volumes and to changes in yields/rates in proportion to the amounts directly attributable to those changes (in thousands). The comparison between the years includes an additional change factor that shows the effect of the difference in the number of days in each period for assets and liabilities that accrue interest based upon the actual number of days in the period.

	Year Ended December 31, 2025 Compared to 2024				Year Ended December 31, 2024 Compared to 2023			
	Change Attributable to				Change Attributable to			
Fully Taxable-Equivalent Basis:	Average Volume	Yield/ Rate	Number of Days	Total Change	Average Volume	Average Yield/Rate	Number of Days	Total Change
Interest income on:								
Loans [1]	$ 3,082	$ (6,289)	$ (769)	$ (3,976)	$ 17,421	$ 16,169	$ 769	$ 34,359
Loans held for sale	(85)	60	—	(25)	56	(76)	—	(20)
Taxable investment securities	(3,372)	(1,645)	(77)	(5,094)	(2,190)	(998)	77	(3,111)
Tax-exempt investment securities [1]	(5,676)	(4,099)	(132)	(9,907)	(13,722)	(2,431)	132	(16,021)
Mortgage-backed and related securities	11,404	728	(124)	12,008	20,047	5,601	124	25,772
FHLB stock, at cost, and equity investments	(311)	60	(6)	(257)	758	130	6	894
Interest earning deposits	(84)	(3,363)	(45)	(3,492)	11,840	16	45	11,901
Federal funds sold	(1,374)	(423)	(8)	(1,805)	(1,388)	111	8	(1,269)
Total earning assets	3,584	(14,971)	(1,161)	(12,548)	32,822	18,522	1,161	52,505
Interest expense on:								
Savings accounts	134	771	(16)	889	(332)	507	16	191
CDs	14,725	(3,828)	(132)	10,765	7,951	9,166	132	17,249
Interest bearing demand accounts	(3,467)	(10,395)	(272)	(14,134)	9,457	18,331	272	28,060
FHLB borrowings	(8,586)	(2,118)	(67)	(10,771)	11,303	6,303	67	17,673
Subordinated notes, net of unamortized debt issuance costs	2,803	1,641	(10)	4,434	(144)	(12)	10	(146)
Trust preferred subordinated debentures, net of unamortized debt issuance costs	—	(574)	(13)	(587)	—	104	13	117
Repurchase agreements	(235)	(530)	(10)	(775)	(198)	360	10	172
Other borrowings	(6,741)	723	(22)	(6,040)	(14,137)	4,294	22	(9,821)
Total interest bearing liabilities	(1,367)	(14,310)	(542)	(16,219)	13,900	39,053	542	53,495
Net change	$ 4,951	$ (661)	$ (619)	$ 3,671	$ 18,922	$ (20,531)	$ 619	$ (990)

(1) Interest yields on loans and securities that are nontaxable for federal income tax purposes are presented on a fully taxable-equivalent basis. See "Non-GAAP Financial Measures" for more information and for a reconciliation to GAAP.

The decrease in total interest income for the year ended December 31, 2025 was attributable to the decrease in the average yield on earning assets to 5.25% for the year ended December 31, 2025 from 5.40% for the same period in 2024, partially offset by a change in the mix of our interest earning assets when compared to the year ended December 31, 2024.

The decrease in total interest expense for the year ended December 31, 2025 was attributable to the decrease in the average rate paid on our interest bearing liabilities to 2.99% from 3.24% for the year ended December 31, 2024 and a change in the average balance and mix of our interest bearing liabilities.

Interest bearing demand, savings and noninterest bearing demand deposits are considered the lowest cost deposits and decreased to 79.2% of total average deposits for the year ended December 31, 2025, from 83.7% for the year ended December 31, 2024.

At December 31, 2025, brokered CDs were 0.3% of deposits, compared to 1.7% of deposits at December 31, 2024. Our brokered non-maturity deposits increased to 9.5% of deposits at December 31, 2025, compared to 9.4% of deposits at December 31, 2024. Our wholesale funding policy currently allows for maximum brokered deposits of the lesser of $1.05 billion, or 12% of total assets. Potential higher interest expense and lack of customer loyalty are risks associated with the use of brokered deposits.

AVERAGE BALANCES WITH AVERAGE YIELDS AND RATES

The following table presents average earning assets and interest bearing liabilities together with the average yield on the earning assets and the average rate of the interest bearing liabilities for the years ended December 31, 2025, 2024 and 2023. The interest and related yields presented are on a fully taxable-equivalent basis and are therefore non-GAAP measures. See "Non-GAAP Financial Measures" for more information and for a reconciliation to GAAP. The information should be reviewed in conjunction with the consolidated financial statements for the same years then ended (dollars in thousands):

Average Balances with Average Yields and Rates
Year ended

	December 31, 2025			December 31, 2024			December 31, 2023		
	Average Balance	Interest	Avg Yield/ Rate [3]	Average Balance	Interest	Avg Yield/ Rate [3]	Average Balance	Interest	Avg Yield/ Rate [3]
ASSETS									
Loans [1]	$4,644,030	$ 277,814	5.98 %	$ 4,593,280	$ 281,790	6.13 %	$4,300,138	$ 247,431	5.75 %
Loans held for sale	827	51	6.17 %	3,179	76	2.39 %	1,681	96	5.71 %
Securities:									
Taxable investment securities [2]	686,508	22,981	3.35 %	785,145	28,075	3.58 %	845,907	31,186	3.69 %
Tax-exempt investment securities [2]	1,062,889	38,640	3.64 %	1,212,844	48,547	4.00 %	1,554,519	64,568	4.15 %
Mortgage-backed and related securities [2]	1,097,523	57,230	5.21 %	878,623	45,222	5.15 %	470,692	19,450	4.13 %
Total securities	2,846,920	118,851	4.17 %	2,876,612	121,844	4.24 %	2,871,118	115,204	4.01 %
FHLB stock, at cost, and equity investments	33,876	1,822	5.38 %	39,688	2,079	5.24 %	24,971	1,185	4.75 %
Interest earning deposits	307,019	12,773	4.16 %	308,628	16,265	5.27 %	83,343	4,364	5.24 %
Federal funds sold	23,892	1,050	4.39 %	53,709	2,855	5.32 %	79,948	4,124	5.16 %
Total earning assets	7,856,564	412,361	5.25 %	7,875,096	424,909	5.40 %	7,361,199	372,404	5.06 %
Cash and due from banks	86,116			106,965			107,018		
Accrued interest and other assets	468,556			443,733			397,860		
Less: Allowance for loan losses	(44,972)			(43,428)			(37,890)		
Total assets	$8,366,264			$8,382,366			$7,828,187		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Savings accounts	$ 613,950	6,713	1.09 %	$ 600,375	5,824	0.97 %	$ 636,603	5,633	0.88 %
CDs	1,405,873	58,920	4.19 %	1,059,793	48,155	4.54 %	862,211	30,906	3.58 %
Interest bearing demand accounts	3,378,309	85,544	2.53 %	3,503,878	99,678	2.84 %	3,122,319	71,618	2.29 %
Total interest bearing deposits	5,398,132	151,177	2.80 %	5,164,046	153,657	2.98 %	4,621,133	108,157	2.34 %
FHLB borrowings	372,342	13,679	3.67 %	601,366	24,450	4.07 %	276,584	6,777	2.45 %
Subordinated notes, net of unamortized debt issuance costs	148,712	8,208	5.52 %	92,478	3,774	4.08 %	96,024	3,920	4.08 %
Trust preferred subordinated debentures, net of unamortized debt issuance costs	60,277	4,034	6.69 %	60,272	4,621	7.67 %	60,267	4,504	7.47 %
Repurchase agreements	80,155	2,828	3.53 %	86,071	3,603	4.19 %	91,132	3,431	3.76 %
Other borrowings	27,834	2,064	7.42 %	119,672	8,104	6.77 %	345,544	17,925	5.19 %
Total interest bearing liabilities	6,087,452	181,990	2.99 %	6,123,905	198,209	3.24 %	5,490,684	144,714	2.64 %
Noninterest bearing deposits	1,368,466			1,353,065			1,485,896		
Accrued expenses and other liabilities	85,881			102,778			97,509		
Total liabilities	7,541,799			7,579,748			7,074,089		
Shareholders' equity	824,465			802,618			754,098		
Total liabilities and shareholders' equity	$8,366,264			$8,382,366			$7,828,187		
Net interest income (FTE)		$ 230,371			$ 226,700			$ 227,690	
Net interest margin (FTE)			2.93 %			2.88 %			3.09 %
Net interest spread (FTE)			2.26 %			2.16 %			2.42 %

(1) Interest on loans includes net fees on loans that are not material in amount.
(2) For the purpose of calculating the average yield, the average balance of securities do not include unrealized gains and losses on AFS securities.
(3) Yield/rate includes the impact of applicable derivatives.

Note: As of December 31, 2025, 2024 and 2023, loans totaling $10.5 million, $3.2 million and $3.9 million, respectively, were on nonaccrual status. Our policy is to reverse previously accrued but unpaid interest on nonaccrual loans; thereafter, interest income is recorded to the extent received when appropriate.

PROVISION FOR CREDIT LOSSES

For the year ended December 31, 2025, there was a provision for credit losses of $3.1 million, compared to $3.3 million for the year ended December 31, 2024. The decrease in provision expense for the year ended December 31, 2025, compared to 2024, was primarily due to improvements in the overall economic forecast in the CECL model.

As of December 31, 2025, and 2024, our reviews of the loan portfolio indicated that loan loss allowances of $45.1 million and $44.9 million, respectively, were appropriate to cover expected credit losses in the portfolio. See the section captioned "Allowance for Credit Losses - Loans" elsewhere in this discussion for further analysis of the provision for credit losses for loans.

The balance of the allowance for off-balance-sheet credit exposures at December 31, 2025 and 2024, was $3.2 million and $3.1 million, respectively, and is included in other liabilities. See the section captioned "Allowance for Credit Losses - Off-Balance-Sheet Credit Exposures" elsewhere in this discussion for further analysis of the provision for credit losses for off-balance-sheet credit exposures.

The balance of the allowance for credit losses on securities held to maturity at December 31, 2025 was $25,000. There was no allowance for credit losses on securities held to maturity at December 31, 2024.

The following table details the provision for (reversal of) loan losses, provision for (reversal of) off-balance-sheet credit exposures and provision for (reversal of) securities held to maturity for the years ended December 31, 2025, 2024 and 2023 (dollars in thousands):

	2025	Increase (Decrease)		2024	Increase (Decrease)		2023
Provision for (reversal of) loan losses	$ 3,003	$ (1,134)	(27.4)%	$ 4,137	$ (4,772)	(53.6)%	$ 8,909
Provision for (reversal of) off-balance-sheet credit exposures	25	816	103.2 %	(791)	(1,036)	(422.9)%	245
Provision for (reversal of) securities held to maturity	25	25	100.0 %	—	—	—	—
Total provision for credit losses	$ 3,053	$ (293)	(8.8)%	$ 3,346	$ (5,808)	(63.4)%	$ 9,154

NONINTEREST INCOME

Noninterest income consists of revenue generated from a broad range of financial services and activities and other fee generating services that we either provide or in which we participate.

The following table details the categories included in noninterest income for the years ended December 31, 2025, 2024 and 2023 (dollars in thousands):

	2025	Increase (Decrease)		2024	Increase (Decrease)		2023
Deposit services	$ 24,438	$ 13	0.1 %	$ 24,425	$ (1,072)	(4.2)%	$ 25,497
Net gain (loss) on sale of securities AFS	(32,270)	(29,760)	(1,185.7)%	(2,510)	13,466	84.3 %	(15,976)
Net gain on sale of equity securities	—	—	—	—	(5,058)	(100.0)%	5,058
Gain (loss) on sale of loans	440	403	1,089.2 %	37	(526)	(93.4)%	563
Trust fees	7,873	1,680	27.1 %	6,193	283	4.8 %	5,910
BOLI	3,637	(619)	(14.5)%	4,256	(1,567)	(26.9)%	5,823
Brokerage services	4,859	642	15.2 %	4,217	912	27.6 %	3,305
Other noninterest income	6,979	1,864	36.4 %	5,115	(539)	(9.5)%	5,654
Total noninterest income	$ 15,956	$(25,777)	(61.8)%	$ 41,733	$ 5,899	16.5 %	$ 35,834

The 61.8% decrease in noninterest income for the year ended December 31, 2025, when compared to the same period in 2024, was due to an increase in net loss on sale of securities AFS and a decrease in BOLI income, partially offset by increases in other noninterest income, trust fees, brokerage services income and gain on sale of loans.

During the year ended December 31, 2025, we sold municipal securities, MBS and U.S. Treasury securities that resulted in a net loss on sale of AFS securities of $32.3 million. During the year ended December 31, 2024, we sold municipal securities that resulted in a net loss on sale of AFS securities of $2.5 million.

The increase in gain on sale of loans for the year ended December 31, 2025, was primarily due to the $412,000 net loss on the sale of a commercial real estate loan relationship during the first quarter of 2024.

Trust fees increased for the year ended December 31, 2025, when compared to the same period in 2024, due to an increase in accounts under management and fee repricing.

The decrease in BOLI income for the year ended December 31, 2025, when compared to the same period in 2024, was due to a death benefit of $962,000 realized in the second quarter of 2024 for a former covered officer, partially offset by a death benefit of $255,000 realized during the fourth quarter of 2025 for a former covered officer.

Brokerage services income increased for the year ended December 31, 2025, when compared to the same period in 2024, due to an increase in assets under management.

Other noninterest income increased for the year ended December 31, 2025, when compared to the same period in 2024, partially due to an impairment loss in the third quarter of 2024 of $868,000 for AFS securities. Additionally, the increase for the year ended December 31, 2025 was also due to increases in swap fee income, equity investment income, deluxe income and merchant services income, partially offset by the gain recognized on the repurchase of our subordinated notes at a discount during the second quarter of 2024.

NONINTEREST EXPENSE

We incur certain types of noninterest expenses associated with the operation of our various business activities. The following table details the categories included in noninterest expense for the years ended December 31, 2025, 2024 and 2023 (dollars in thousands):

	2025	Increase (Decrease)		2024	Increase (Decrease)		2023
Salaries and employee benefits	$ 90,273	$ (17)	—	$ 90,290	$ 4,665	5.4 %	$ 85,625
Net occupancy	14,501	147	1.0 %	14,354	(340)	(2.3)%	14,694
Advertising, travel & entertainment	3,928	565	16.8 %	3,363	(730)	(17.8)%	4,093
ATM expense	1,546	63	4.2 %	1,483	132	9.8 %	1,351
Professional fees	5,715	635	12.5 %	5,080	(271)	(5.1)%	5,351
Software and data processing	11,495	(103)	(0.9)%	11,598	2,203	23.4 %	9,395
Communications	1,319	(283)	(17.7)%	1,602	133	9.1 %	1,469
FDIC insurance	3,759	(31)	(0.8)%	3,790	232	6.5 %	3,558
Amortization of intangibles	742	(429)	(36.6)%	1,171	(526)	(31.0)%	1,697
Other noninterest expense	18,079	3,673	25.5 %	14,406	1,061	8.0 %	13,345
Total noninterest expense	$ 151,357	$ 4,220	2.9 %	$ 147,137	$ 6,559	4.7 %	$ 140,578

The increase in noninterest expense for the year ended December 31, 2025, when compared to the same period in 2024, was primarily due to increases in other noninterest expense, professional fees and advertising, travel and entertainment expense, partially offset by decreases in amortization of intangibles and communications expense.

Salaries and employee benefits expense remained relatively unchanged during the year ended December 31, 2025 compared to the same period in 2024, consisting of a decrease in health insurance expense, partially offset by increases in direct salary expense and retirement expense.

Direct salary expense increased $248,000, or 0.3%, for the year ended December 31, 2025, compared to the same period in 2024, primarily due to normal salary increases effective in the first quarter of 2025.

Health and life insurance expense, included in salaries and employee benefits, decreased $272,000, or 3.0%, for the year ended December 31, 2025, compared to the same period in 2024, due to decreases in health claims expense and plan administration cost. We have a self-insured health plan which is supplemented with a stop loss policy.

Retirement expense, included in salaries and employee benefits, increased $7,000, or 0.2%, for the year ended December 31, 2025, compared to the same period in 2024.

Advertising, travel and entertainment expense increased during the year ended December 31, 2025, compared to the same period in 2024, due to increases in media advertising, meals and entertainment and travel related expenses and donations.

Professional fees increased for the year ended December 31, 2025, when compared to the same period in 2024, due to increases in managed services, audit, consulting and legal fees.

Communications expense decreased for the year ended December 31, 2025, when compared to the same period in 2024, resulting from improved network management efficiency.

Amortization of intangibles decreased for the year ended December 31, 2025, compared to the same period in 2024, due primarily to a decrease in core deposit intangible amortization which is recognized on an accelerated method resulting in a decline in expense over the amortization period.

Other noninterest expense increased for the year ended December 31, 2025, when compared to the same period in 2024, primarily due to an increase in non-service cost of the Retirement Plan as a result of the amortization method change from average life expectancy to average future service in the first quarter of 2025 and a one-time charge of $1.2 million on the demolition of an old branch facility following completion of the new branch during the second quarter of 2025. Additional increases included an increase in bank analysis fees and online banking expense.

INCOME TAXES

Pre-tax income for the year ended December 31, 2025 was $82.6 million, compared to $107.4 million for the year ended December 31, 2024.

Income tax expense was $13.4 million for the year ended December 31, 2025 and represented a decrease of $5.5 million, or 29.0%, from $18.9 million for the year ended December 31, 2024. The ETR as a percentage of pre-tax income was 16.2% in 2025 and 17.6% in 2024. The decrease in the ETR for the year ended December 31, 2025, compared to the same period in 2024, was primarily a result of an increase in net tax-exempt income as a percentage of pre-tax income. The decrease in income tax expense is due to the lower ETR and lower pre-tax income for the year ended December 31, 2025 compared to the same period in 2024.

The ETR differs from the statutory rate of 21% primarily due to the effect of tax-exempt income from municipal loans and securities, as well as BOLI. The net deferred tax asset totaled $27.1 million at December 31, 2025, as compared to $34.5 million in 2024. The decrease in the net deferred tax asset is primarily the result of a decrease in unrealized losses in the AFS securities portfolio. See "Note 15 – Income Taxes" to our consolidated financial statements included in this report. No valuation allowance was recorded at December 31, 2025 or December 31, 2024, as management believes it is more likely than not that all of the deferred tax asset items will be realized in future years.

LENDING ACTIVITIES

One of our main objectives is to seek attractive lending opportunities in Texas, primarily in the market areas in which we operate. The majority of our loan originations are made to borrowers who live in and/or conduct business in the market areas of Texas in which we operate or adjoin.

Total loans as of December 31, 2025 increased $156.4 million, or 3.4%, and the average loan balance outstanding for the year increased $50.8 million, or 1.1%, compared to 2024.

From December 31, 2024 to December 31, 2025, commercial real estate loans increased $133.1 million, commercial loans increased $81.6 million and construction loans increased $10.7 million. The increases were partially offset by decreases of $44.2 million in municipal loans, $16.0 million in 1-4 family residential loans and $8.7 million in loans to individuals. Loans held for sale decreased $614,000, or 31.6%, to $1.3 million at December 31, 2025 from $1.9 million at December 31, 2024.

Our greatest concentration of loans is in our real estate portfolio. Management does not consider there to be a concentration of risk in any one industry type. See "Item 1. Business – Market Area."

The aggregate amount of loans that we are permitted to make under applicable bank regulations to any one borrower, including non-affiliate related entities is 25% of Tier 1 capital. Our legal lending limit at December 31, 2025, was approximately $240.7 million. Our largest loan relationship at December 31, 2025 was approximately $133.1 million.

The average yield on loans for the year ended December 31, 2025 decreased to 5.98%, compared to 6.13% for the year ended December 31, 2024.

LOAN PORTFOLIO COMPOSITION AND ASSOCIATED RISK

For purposes of this discussion, our loans are divided into real estate loans, commercial loans, municipal loans and loans to individuals.

REAL ESTATE LOANS

Our real estate loan portfolio consists of construction, 1-4 family residential and commercial real estate loans, and represents our greatest concentration of loans. We attempt to mitigate the amount of risk associated with this group of loans through the type of loans originated and geographic distribution. At December 31, 2025, the majority of our real estate loans were collateralized by properties located in our market areas. Of the $3.99 billion in real estate loans, $724.4 million, or 18.2%, represent loans collateralized by residential dwellings that are primarily owner occupied. Historically, the amount of losses realized on this type of loan has been significantly less than those on other properties. Prior to funding any real estate loan, our loan policy requires an appraisal or evaluation of the property and also outlines the requirements for appraisals on renewals based on the size and complexity of the transaction.

We pursue an aggressive policy of reappraisal on any real estate loan that is in the process of foreclosure and potential exposures are recognized and reserved for or charged off as soon as they are identified. Our ability to liquidate certain types of properties that may be obtained through foreclosure could adversely affect the volume of our nonperforming real estate loans.

Construction Real Estate Loans

Our construction loans are collateralized by property located primarily in or near the market areas we serve. Some of our construction loans will be owner occupied upon completion. Construction loans for non-owner occupied projects are financed, but these typically have cash flows from leases with tenants, secondary sources of repayment, and in some cases, additional collateral. Our construction loans have both adjustable and fixed interest rates during the construction period. Construction loans to individuals are typically priced and made with the intention of granting the permanent loan on the completed property. Commercial construction loans typically have adjustable interest rates and are subject to underwriting standards similar to that of the commercial real estate loan portfolio. Owner occupied 1-4 family residential construction loans are subject to the underwriting standards of the permanent loan.

1-4 Family Residential Real Estate Loans

Residential loan originations are generated by our mortgage loan officers, in-house origination staff, marketing efforts, present customers, walk-in customers and referrals from real estate agents and builders. We focus our lending efforts primarily on the origination of loans secured by first mortgages on owner occupied 1-4 family residences. Substantially all of our 1-4 family residential originations are secured by properties located in or near our market areas. Historically, we have originated a portion of our residential loans for sale into the secondary market. These loans are reflected on the balance sheet as loans held for sale. Secondary market investors, other than Fannie Mae, typically pay us a service release premium in addition to a predetermined price based on the interest rate of the loan originated. We retain liabilities related to early prepayments, defaults, failure to adhere to origination and processing guidelines and other issues. We have internal controls in place to mitigate many of these liabilities and historically our realized liability has been extremely low. In addition, many of the retained liabilities expire one year from the date a loan is sold. We warehouse these loans until they are transferred to the secondary market investor, which usually occurs within 45 days.

Our 1-4 family residential loans generally have maturities ranging from 15 to 30 years. These loans are typically fully amortizing with monthly payments sufficient to repay the total amount of the loan. Our 1-4 family residential loans are made at both fixed and adjustable interest rates.

Underwriting for 1-4 family residential loans includes debt-to-income analysis, credit history analysis, appraised value and down payment considerations. Changes in the market value of real estate can affect the potential losses in the residential portfolio.

We also make home equity loans, which are included as part of the 1-4 family residential loans, and at December 31, 2025, these loans totaled $97.2 million. Under Texas law, these loans, when combined with all other mortgage indebtedness for the property, are capped at 80% of appraised value.

Commercial Real Estate Loans

Commercial real estate loans primarily include loans collateralized by retail, commercial office buildings, multi-family residential buildings, medical facilities and offices, senior living, assisted living and skilled nursing facilities, warehouse facilities, hotels and churches. Management does not consider there to be a concentration of risk in any one industry type. In determining whether to originate commercial real estate loans, we generally consider such factors as the financial condition of the borrower and the debt service coverage of the property. Commercial real estate loans are made at both fixed and adjustable interest rates for terms generally up to 20 years. Most of our fixed rate commercial real estate loans adjust at least every five years. At December 31, 2025, commercial real estate loans consisted of $1.94 billion of owner and non-owner occupied real estate loans, $742.7 million of loans secured by multi-family properties and $32.7 million of loans secured by farmland.

COMMERCIAL LOANS

Our commercial loans are diversified loan types including short-term working capital loans for inventory and accounts receivable and short- and medium-term loans for equipment or other business capital expansion. Management does not consider there to be a concentration of risk in any one industry type. In our commercial loan underwriting, we assess the creditworthiness, ability to repay and the value and liquidity of the collateral being offered. Terms of commercial loans are generally commensurate with the useful life of the collateral offered. Commercial loans increased $81.6 million, or 22.5%, to $444.7 million as of December 31, 2025, when compared to 2024.

MUNICIPAL LOANS

We make loans to municipalities and school districts primarily throughout the state of Texas, with a small percentage originating outside of the state. The majority of the loans to municipalities and school districts have tax or revenue pledges and in some cases are additionally supported by collateral. Municipal loans made without a direct pledge of taxes or revenues are usually made based on some type of collateral that represents an essential service. These loans allow us to earn a higher yield than we could if we purchased municipal securities for similar durations. Loans to municipalities and school districts decreased $44.2 million, or 11.3%, to $346.7 million as of December 31, 2025, when compared to 2024.

LOANS TO INDIVIDUALS

Substantially all originations of our loans to individuals are made to consumers in our market areas. At December 31, 2025, loans collateralized by titled equipment, which are primarily automobiles, accounted for approximately $19.3 million, or 47.3%, of total loans to individuals.

Home equity loans, which are included in 1-4 family residential loans, have replaced some of the traditional loans to individuals. In addition, we make loans for a full range of other consumer purposes, which may be secured or unsecured depending on the credit quality and purpose of the loan.

Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards we employ for consumer loans include an application and a determination of the applicant's payment history on other debts, with the greatest weight being given to payment history with us and an assessment of the borrower's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, in relation to the proposed loan amount. Most of our loans to individuals are collateralized, which management believes assists in limiting our exposure.

LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES

The following tables represent loan maturities and sensitivity to changes in interest rates for our loans (dollars in thousands). The amounts of these loans outstanding at December 31, 2025, which, based on maturity, are due in (1) one year or less, (2) after one but within five years, (3) after five years but within 15 years, and (4) after 15 years, are shown in the following table. The amounts due after one year are classified according to the sensitivity to changes in interest rates:

	Due in One Year or Less	After One but Within Five Years	After Five Years Within 15 Years	After 15 Years	Total
Real estate loans:					
Construction	$ 151,724	$ 333,469	$ 23,190	$ 40,187	$ 548,570
1-4 family residential	10,278	32,463	127,034	554,579	724,354
Commercial	350,157	1,855,332	486,258	21,069	2,712,816
Commercial loans	164,841	254,762	25,117	—	444,720
Municipal loans	10,261	69,767	175,952	90,740	346,720
Loans to individuals	9,246	24,877	6,688	—	40,811
Total loans	$ 696,507	$ 2,570,670	$ 844,239	$ 706,575	$ 4,817,991

Loans with maturities after one year for which:	Interest Rates are Fixed or Predetermined	Interest Rates are Floating or Adjustable
Real estate loans:		
Construction	$ 25,633	$ 371,213
1-4 family residential	599,705	114,371
Commercial	568,990	1,793,669
Commercial loans	143,511	136,368
Municipal loans	317,126	19,333
Loans to individuals	31,565	—
Total loans	$ 1,686,530	$ 2,434,954

LOANS TO AFFILIATED PARTIES

In the normal course of business, we make loans to our own executive officers and directors and their related interests. These loans totaled $9.8 million and $12.1 million and represented 1.2% and 1.5% of shareholders' equity as of December 31, 2025 and 2024, respectively.

NONPERFORMING ASSETS

Nonperforming assets consist of delinquent loans 90 days or more past due, nonaccrual loans, OREO, repossessed assets and restructured loans. Nonaccrual loans are loans 90 days or more delinquent and collection in full of both the principal and interest is not expected. Additionally, some loans that are not delinquent or that are delinquent less than 90 days may be placed on nonaccrual status if it is probable that we will not receive contractual principal and interest payments in accordance with the terms of the respective loan agreements. When a loan is categorized as nonaccrual, the accrual of interest is discontinued and any accrued balance is reversed for financial statement purposes. OREO represents real estate taken in full or partial satisfaction of debts previously contracted. The dollar amount of OREO is based on a current evaluation of the OREO at the time it is recorded on our books, net of estimated selling costs. Updated valuations are obtained as needed and any additional impairments are recognized. Restructured loans represent loans that have been modified due to the borrower experiencing financial difficulty by providing interest rate reductions or below market interest rates, restructuring amortization schedules and other actions intended to minimize potential losses. Categorization of a loan as nonperforming is not in itself a reliable indicator of potential loan loss. Other factors, such as the value of collateral securing the loan and the financial condition of the borrower, are considered in judgments as to potential loan loss.

Our nonperforming assets at December 31, 2025 increased $34.7 million, or 965.6%, to $38.2 million and represented 0.45% of total assets, compared to $3.6 million, or 0.04% of total assets, at December 31, 2024, due primarily to an increase of $27.5 million in restructured loans. The increase in restructured loans was due to the extension of maturity of a $27.5 million commercial real estate loan to allow for an extended lease up period during the first quarter of 2025. Nonaccruing loans increased $7.3 million, or 229.2%, to $10.5 million, and the ratio of nonaccruing loans to total loans was 0.22% and 0.07% for December 31, 2025 and December 31, 2024, respectively. The increase in nonaccrual loans compared to December 31, 2024 was primarily due to increases of $3.2 million in 1-4 family residential loans, $3.0 million in commercial loans and $1.0 million in commercial real estate loans. There were no repossessed assets at December 31, 2025, compared to $14,000 at December 31, 2024. There was $248,000 of OREO at December 31, 2025 and $388,000 at December 31, 2024.

The following table sets forth nonperforming assets and selected asset quality ratios for the periods presented (dollars in thousands):

	December 31,		Change (%)
	2025	2024	
Nonaccrual loans [1]	$ 10,486	$ 3,185	229.2 %
Accruing loans past due more than 90 days	—	—	—
Restructured loans	27,509	2	1,375,350.0 %
OREO	248	388	(36.1)%
Repossessed assets	—	14	(100.0)%
Total nonperforming assets	$ 38,243	$ 3,589	965.6 %
Total loans	$ 4,817,991	$ 4,661,597	
Allowance for loan losses at end of period	45,100	44,884	
Ratio of nonaccruing loans to:			
Total loans	0.22 %	0.07 %	
Ratio of nonperforming assets to:			
Total assets	0.45 %	0.04 %	
Total loans	0.79 %	0.08 %	
Total loans and OREO	0.79 %	0.08 %	
Ratio of allowance for loan losses to:			
Nonaccruing loans	430.10 %	1,409.23 %	
Nonperforming assets	117.93 %	1,250.60 %	
Total loans	0.94 %	0.96 %	

(1) Includes $2.0 million and $63,000 of restructured loans as of December 31, 2025 and December 31, 2024, respectively.

Nonperforming assets hinder our ability to earn interest income. Decreases in earnings can result from both the loss of interest income and the costs associated with maintaining the OREO, for taxes, insurance and other operating expenses.   We actively market all OREO properties and do not hold them for investment purposes.

We reversed $83,000 of interest income on nonaccrual loans during the year ended December 31, 2025. We had $2.7 million of loans on nonaccrual for which there was no related allowance for credit losses as of December 31, 2025.

ALLOWANCE FOR CREDIT LOSSES – LOANS

The following table presents information regarding changes in the allowance for loan losses for the periods presented (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Balance of allowance for loan losses at beginning of period	$ 44,884	$ 42,674	$ 36,515
Total loan charge-offs	(4,257)	(3,360)	(4,204)
Total recovery of loans previously charged-off	1,470	1,433	1,454
Net loan charge-offs	(2,787)	(1,927)	(2,750)
Provision for (reversal of) loan losses	3,003	4,137	8,909
Allowance for loan losses at end of period	$ 45,100	$ 44,884	$ 42,674

Our allowance for loan losses was $45.1 million at December 31, 2025, or 0.94% of loans, an increase of $216,000, or 0.5%, compared to $44.9 million at December 31, 2024.

In accordance with ASC 326, the allowance for credit losses on loans is estimated and recognized upon origination of the loan based on expected credit losses. The CECL model uses historical experience and current conditions for homogeneous pools of loans, and reasonable and supportable forecasts about future events. The impact of varying economic conditions and portfolio stress factors are a component of the credit loss models applied to each portfolio. Reserve factors are specific to the loan segments that share similar risk characteristics based on the probability of default assumptions and loss given default assumptions, over the contractual term. The forecasted periods gradually mean-revert the economic inputs to their long-run historical trends. Management evaluates the economic data points used in the Moody's forecasting scenarios on a quarterly basis to determine the most appropriate impact to the various portfolio characteristics based on management's view and applies weighting to various forecasting scenarios as deemed appropriate based on known and expected economic activities. Management also considers and may apply relevant qualitative factors, not previously considered, to determine the appropriate allowance level. The use of the CECL model includes significant judgment by management and may differ from those of our peers due to different historical loss patterns, economic forecasts, and the length of time of the reasonable and supportable forecast period and reversion period.

We utilize Moody's Analytics economic forecast scenarios and assign probability weighting to those scenarios which best reflect management's views on the economic forecast. The probability weighting and scenarios utilized for the estimate of the allowance were generally reflective of the economic forecast in our CECL model as of December 31, 2025.

When determining the appropriate allowance for credit losses on our loan portfolio, our commercial construction and real estate loans, commercial loans and municipal loans utilize the probability of default/loss given default discounted cash flow approach. Reserves on these loans are based upon risk factors including the loan type and structure, collateral type, leverage ratio, refinancing risk and origination quality, among others. Our consumer construction real estate loans, 1-4 family residential loans and our loans to individuals use a loss rate based upon risk factors including loan types, origination year and credit scores.

Loans evaluated collectively in a pool are monitored to ensure they continue to exhibit similar risk characteristics with other loans in the pool. If a loan does not share similar risk characteristics with other loans, expected credit losses for that loan are evaluated individually.

Our lenders have the primary responsibility for identifying problem loans based on customer financial stress and underlying collateral. These recommendations are reviewed by a senior credit officer, the special assets department and the loan review department on a monthly basis. The loan review department independently reviews the portfolio on an annual basis in compliance with the board-approved annual loan review scope. The loan review scope encompasses a number of considerations including the size of the loan, the type of credit extended, the seasoning of the loan and the performance of the loan. The loan review scope, as it relates to size, focuses more on larger dollar loan relationships, typically aggregate debt of $500,000 or greater.

At each review, a subjective analysis methodology is used to grade the respective loan. Categories of grading vary in severity from loans that do not appear to have a significant probability of loss at the time of review to loans that indicate a probability that the entire balance of the loan will be uncollectible. If at the time of the review we determine it is probable we will not collect the principal and interest cash flows contractually due on the loan, estimates of future expected cash flows or appraisals of the collateral securing the debt are used to determine the necessary allowance. The internal loan review department maintains a list of all loans or loan relationships that are graded as having more than the normal degree of risk associated with them. In addition, a list of specifically reserved loans or loan relationships of $150,000 or more is updated on a quarterly basis in order to properly determine necessary allowances and keep management informed on the status of attempts to correct the deficiencies noted with respect to the loans.

As of December 31, 2025, our review of the loan portfolio indicated that an allowance for loan losses of $45.1 million was appropriate to cover expected losses in the portfolio. Changes in economic and other conditions, including the application of the CECL model, may require future adjustments to the allowance for loan losses.

Industry and our own experience indicate that a portion of our loans will become delinquent and a portion of our loans will require partial or full charge-off. Regardless of the underwriting criteria utilized, losses may occur as a result of various factors beyond our control, including, among other things, changes in market conditions affecting the value of properties used as collateral for loans and problems affecting the credit worthiness of the borrower and the ability of the borrower to make payments on the loan. Our determination of the appropriateness of the allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions and geographic and industry loan concentration.

The following table presents the allocation of allowance for loan losses for the years presented (dollars in thousands):

| | December 31, | | | |
| | 2025 | | 2024 | |
	Amount	Percent of Loans To Total Loans	Amount	Percent of Loans To Total Loans
Real estate loans:				
Construction	$ 7,951	11.4 %	$ 3,958	11.5 %
1-4 family residential	2,830	15.0 %	2,780	15.9 %
Commercial	29,405	56.3 %	35,526	55.3 %
Commercial loans	4,588	9.2 %	2,448	7.8 %
Municipal loans	13	7.2 %	16	8.4 %
Loans to individuals	313	0.9 %	156	1.1 %
Ending balance	$ 45,100	100.0 %	$ 44,884	100.0 %

The following table presents information regarding the net charge-offs to average amount of loans outstanding by portfolio segment (dollars in thousands):

| | Years Ended | | | | | | | | |
| | December 31, 2025 | | | December 31, 2024 | | | December 31, 2023 | | |
	Net Loans (Charged-off) Recovered	Average Loans Outstanding	Net (Charge-offs) Recoveries to Average Loans Outstanding	Net Loans (Charged-off) Recovered	Average Loans Outstanding	Net (Charge-offs) Recoveries to Average Loans Outstanding	Net Loans (Charged-off) Recovered	Average Loans Outstanding	Net (Charge-offs) Recoveries to Average Loans Outstanding
Real estate loans:									
Construction	$ (1)	$ 494,573	—	$ (24)	$ 613,267	—	$ (90)	$ 696,204	(0.01)%
1-4 family residential	(39)	730,989	(0.01)%	(162)	732,558	(0.02)%	(9)	677,485	—
Commercial	17	2,617,572	—	(72)	2,417,186	—	(787)	2,042,462	(0.04)%
Commercial loans	(1,728)	391,947	(0.44)%	(787)	360,404	(0.22)%	(985)	384,421	(0.26)%
Municipal loans	—	365,010	—	—	415,402	—	—	432,740	—
Loans to individuals	(1,036)	43,939	(2.36)%	(882)	54,463	(1.62)%	(879)	66,826	(1.32)%
Total	$ (2,787)	$4,644,030	(0.06)%	$ (1,927)	$4,593,280	(0.04)%	$ (2,750)	$4,300,138	(0.06)%

For the year ended December 31, 2025, net loan charge-offs increased $860,000, or 44.6%, to $2.8 million, compared to $1.9 million for the same period in 2024.

See "Note 5 – Loans and Allowance for Loan Losses" in our consolidated financial statements included in this report.

ALLOWANCE FOR CREDIT LOSSES – OFF-BALANCE-SHEET CREDIT EXPOSURES

Allowance for off-balance-sheet credit exposures were as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Balance at beginning of period	$ 3,141	$ 3,932	$ 3,687
Provision for (reversal of) off-balance-sheet credit exposures	25	(791)	245
Balance at end of period	$ 3,166	$ 3,141	$ 3,932

Our off-balance-sheet credit exposures include contractual commitments to extend credit and standby letters of credit. For these credit exposures we evaluate the expected credit losses using usage given defaults and credit conversion factors depending on the type of commitment and based upon historical usage rates. These assumptions are reevaluated on an annual basis and adjusted if necessary. For the year ended December 31, 2025, we recorded a provision for credit losses for off-balance-sheet exposures of $25,000, compared to a reversal of provision for credit losses on off-balance-sheet exposures of $791,000 for the year ended December 31, 2024. For additional information regarding our methodology used to estimate the allowance for credit losses on off-balance-sheet credit exposures, see "Note 17 – Off-Balance-Sheet Arrangements, Commitments and Contingencies" to our consolidated financial statements included in this report.

SECURITIES ACTIVITY

Our securities portfolio plays a primary role in the management of our interest rate sensitivity and liquidity and, therefore, is managed in the context of the overall balance sheet. The securities portfolio generates a substantial percentage of our interest income and serves as a necessary source of liquidity.

Refer to "Note 1 – Summary of Significant Accounting and Reporting Policies" and "Note 4 – Securities" to our consolidated financial statements included in this report for a detailed description of our accounting related to our debt and equity securities.

Management attempts to deploy investable funds into instruments that are expected to provide a reasonable overall return on the portfolio given the current assessment of economic and financial conditions, while maintaining acceptable levels of capital, interest rate and liquidity risk. At December 31, 2025, the combined investment securities, MBS, FHLB stock and other investments as a percentage of total assets was 32.0%, compared to loans, which were 56.6% of total assets. For a discussion of our strategy in relation to the securities portfolio, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Balance Sheet Strategy."

Our MBS are all insured or guaranteed by U.S. government agencies and corporations. Our MBS include pools and CMOs. CMOs were developed in response to investor concerns regarding the uncertainty of cash flows associated with the prepayment option of the underlying mortgages. MBS generally may be prepaid at any time without penalty and can result in significantly increased price and yield volatility. Several of our MBS were purchased at a premium and should they prepay at a faster rate, our yield on these securities will decrease. Conversely, as prepayments slow, the yield on these MBS will increase. The total net unamortized premium for our MBS increased to $9.3 million at December 31, 2025, compared to $5.9 million at December 31, 2024.

Our investment securities consist primarily of state and political subdivision (municipal bonds) and to a lesser extent, corporate bonds. Most of our municipal bonds were issued by the State of Texas or political subdivisions or agencies within the State of Texas and are highly rated. Our corporate bonds consist of investment grade bonds, private placement bonds and one bond rated below investment grade in the amount of $4.0 million.

During 2025, we sold AFS municipal securities, mortgage related securities and U.S. Treasury Bills that resulted in an overall net loss of $32.3 million, which included a net loss of $1.2 million recorded on the unwind of fair value municipal securities and MBS hedges in the AFS securities portfolio. During 2024, the sale of AFS municipal securities resulted in an overall net loss of $2.5 million, which included a net gain of $3.5 million recorded on the unwind of fair value municipal security hedges in the AFS securities portfolio.

The combined investment securities, MBS, FHLB stock and other investments decreased to $2.73 billion at December 31, 2025, compared to $2.86 billion at December 31, 2024, a decrease of $129.1 million, or 4.5%. The decrease is a result of a decrease in our investment securities portfolio of $431.6 million, or 24.4%, and a decrease in FHLB stock of $19.8 million, or 58.4%, partially offset by an increase in our MBS of $322.1 million, or 30.8%, when compared to December 31, 2024.

The combined fair value of the AFS and HTM securities portfolio at December 31, 2025 was $2.56 billion, which represented a net unrealized loss as of that date of $145.0 million. The net unrealized loss was comprised of $165.1 million of unrealized losses and $20.1 million in unrealized gains. The fair value of the AFS securities portfolio at December 31, 2025 was $1.46 billion, which included a net unrealized loss of $767,000. The net unrealized loss was comprised of $17.9 million of unrealized losses and $17.1 million of unrealized gains. The majority of the $17.9 million of unrealized losses is reflected in our state and political subdivisions. Net unrealized gains and losses on AFS securities, which is also a component of shareholders' equity on the consolidated balance sheet, can fluctuate significantly as a result of changes in interest rates and is monitored through the use of shock tests on the AFS securities portfolio using an array of interest rate assumptions.

From time to time, we transfer securities from AFS to HTM due to overall balance sheet strategies. Any net unrealized gain or loss on the transferred securities included in AOCI at the time of transfer will be amortized over the remaining life of the underlying security as an adjustment to the yield on those securities. Securities transferred with losses included in AOCI continue to be included in management's assessment for impairment for each individual security. During the years ended December 31, 2025 and 2024, we did not transfer any securities from AFS to HTM. There were no sales from the HTM portfolio during the years ended December 31, 2025 or 2024. There were $1.25 billion and $1.28 billion of securities classified as HTM at December 31, 2025 and 2024, respectively.

The maturities of AFS and HTM investment securities and MBS portfolio and the weighted yields are presented below (dollars in thousands) as of December 31, 2025. Tax-exempt obligations are shown on a taxable-equivalent basis, which is a non-GAAP measure. See "Non-GAAP Financial Measures" for more information and a reconciliation to GAAP. MBS are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

| | | | MATURING | | | | | |
| | Within 1 Year | | After 1 But Within 5 Years | | After 5 But Within 10 Years | | After 10 Years | |
Available for Sale:	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Investment securities:								
State and political subdivisions	$ 437	7.31 %	$ 4,314	4.11 %	$ —	—	$ 171,885	4.12 %
Corporate bonds and other	—	—	746	7.85 %	15,268	6.87 %	2,007	6.88 %
MBS:								
Residential	40	4.31 %	1,359	6.35 %	3,850	5.09 %	1,254,019	5.40 %
Commercial	—	—	—	—	2,294	5.49 %	—	—
Total	$ 477	7.06 %	$ 6,419	5.02 %	$ 21,412	6.40 %	$1,427,911	5.25 %

| | | | MATURING | | | | | |
| | Within 1 Year | | After 1 But Within 5 Years | | After 5 But Within 10 Years | | After 10 Years | |
Held to Maturity:	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Investment securities:								
State and political subdivisions	$ 140	3.12 %	$ 5,401	3.22 %	$ 32,804	3.98 %	$1,004,641	3.06 %
Corporate bonds and other	—	—	24,425	7.38 %	74,184	3.80 %	—	—
MBS:								
Residential	—	—	3	5.69 %	2,448	3.15 %	74,629	2.93 %
Commercial	9,665	1.74 %	10,323	2.94 %	8,839	2.75 %	—	—
Total	$ 9,805	1.75 %	$ 40,152	5.68 %	$ 118,275	3.75 %	$1,079,270	3.05 %

At December 31, 2025, there were no holdings of any one issuer, other than the U.S. government, its agencies and its GSEs, in an amount greater than 10% of our shareholders' equity.

DEPOSITS AND BORROWED FUNDS

We utilize deposits and primarily borrowings from FHLB, FRDW and BTFP to assist with our funding needs. Deposits provide us with our primary source of funds. The following table sets forth average deposits and rates paid by category (dollars in thousands) for the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,					
	2025		2024		2023	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Interest bearing demand accounts [1]	$ 3,378,309	2.53 %	$ 3,503,878	2.84 %	$ 3,122,319	2.29 %
Savings accounts	613,950	1.09 %	600,375	0.97 %	636,603	0.88 %
CDs	1,405,873	4.19 %	1,059,793	4.54 %	862,211	3.58 %
Total interest bearing deposits	5,398,132	2.80 %	5,164,046	2.98 %	4,621,133	2.34 %
Noninterest bearing demand deposits	1,368,466	N/A	1,353,065	N/A	1,485,896	N/A
Total deposits	$ 6,766,598	2.23 %	$ 6,517,111	2.36 %	$ 6,107,029	1.77 %

(1) The average rate on interest bearing demand accounts includes the effect of interest rate swaps.

The table below sets forth the maturity distribution of CDs greater than $250,000 (in thousands):

	December 31, 2025	December 31, 2024
Time deposits otherwise uninsured with a maturity of:		
Three months or less	$ 285,941	$ 188,898
Over three to six months	273,361	221,345
Over six to twelve months	100,757	110,520
Over twelve months	19,455	13,610
Total CDs greater than $250,000	$ 679,514	$ 534,373

Estimated amount of uninsured deposits, including related accrued interest, were $2.73 billion and $2.53 billion at December 31, 2025 and 2024, respectively.

Brokered deposits may consist of CDs and non-maturity deposits. At December 31, 2025, we had $19.8 million in brokered CDs. Brokered non-maturity deposits were $652.4 million at December 31, 2025 with a weighted average cost of 359 basis points. As of December 31, 2024, we had $115.7 million in brokered CDs and $627.1 million in brokered non-maturity deposits. Our current policy allows for maximum brokered deposits of the lesser of $1.05 billion, or 12% of total assets. The potential higher interest costs and lack of customer loyalty are risks associated with the use of brokered deposits.

Borrowing arrangements, consisting of FHLB borrowings, repurchase agreements and borrowings from the FRDW and BTFP, decreased $388.6 million, or 48.1%, during 2025 compared to 2024, due to a $520.8 million decrease in FHLB borrowings, partially offset by a $110.0 million increase in borrowings from the FRDW and a $22.2 million increase in repurchase agreements.

Borrowing arrangements are summarized as follows (dollars in thousands):

	Years Ended December 31,		
	2025	2024	2023
Other borrowings:			
Balance at end of period	$ 208,657	$ 76,443	$ 509,820
Average amount outstanding during the period [1]	107,989	205,743	436,676
Maximum amount outstanding during the period [2]	297,359	597,765	1,030,421
Weighted average interest rate during the period [3]	4.5 %	5.7 %	4.9 %
Interest rate at end of period [4]	3.6 %	3.6 %	5.0 %
FHLB borrowings:			
Balance at end of period	$ 211,136	$ 731,909	$ 212,648
Average amount outstanding during the period [1]	372,342	601,366	276,584
Maximum amount outstanding during the period [2]	651,782	760,046	533,242
Weighted average interest rate during the period [3]	3.7 %	4.1 %	2.5 %
Interest rate at end of period [5]	2.9 %	3.7 %	1.2 %

(1) The average amount outstanding during the period was computed by dividing the total daily outstanding principal balances by the number of days in the period.
(2) The maximum amount outstanding at any month-end during the period.
(3) The weighted average interest rate during the period was computed by dividing the actual interest expense by the average balance outstanding during the period. The weighted average interest rate on other borrowings and FHLB borrowings includes the effect of interest rate swaps.
(4) Stated rate.
(5) The interest rate on FHLB borrowings includes the effect of interest rate swaps.

Other borrowings may include federal funds purchased, repurchase agreements and borrowings from the Federal Reserve through the FRDW. Southside Bank has three unsecured lines of credit for the purchase of overnight federal funds at prevailing rates with Frost Bank, Amegy Bank and TIB – The Independent Bankers Bank for $40.0 million, $25.0 million and $15.0 million, respectively. There were no federal funds purchased at December 31, 2025 or 2024. To provide more liquidity in response to economic conditions in recent years, the Federal Reserve has encouraged broader use of the discount window. At December 31, 2025, the amount of additional funding the Bank could obtain from the FRDW, collateralized by securities, was approximately $241.8 million. There were $110.0 million in borrowings from the FRDW at December 31, 2025. There were no borrowings from the FRDW at December 31, 2024. Southside Bank has a $5.0 million line of credit with Frost Bank to be used to issue letters of credit, and at December 31, 2025, the line had oneoutstanding letter of credit for $155,000. Southside Bank currently has two outstanding letters of credit from FHLB held as collateral for loans totaling $6.2 million.

Southside Bank enters into sales of securities under repurchase agreements. These repurchase agreements totaled $98.7 million at December 31, 2025, and $76.4 million at December 31, 2024, and had maturities of less than one year. Repurchase agreements are secured by investment and MBS and are stated at the amount of cash received in connection with the transaction.

FHLB borrowings represent borrowings with fixed interest rates ranging from 1.26% to 4.80% (including the effect of interest rate swaps) and with remaining maturities of 5 days to 2.5 years at December 31, 2025. FHLB borrowings may be collateralized by FHLB stock, nonspecified loans and/or securities. At December 31, 2025, the amount of additional funding Southside Bank could obtain from FHLB was approximately $2.45 billion, net of FHLB stock purchases required.

CAPITAL RESOURCES AND LIQUIDITY

Our total shareholders' equity at December 31, 2025 increased 4.4%, or $35.7 million, to $847.6 million, or 10.0% of total assets, compared to $811.9 million, or 9.5% of total assets, at December 31, 2024. The increase in shareholders' equity was the result of net income of $69.2 million, other comprehensive income of $29.3 million, stock compensation expense of $3.0 million, and common stock issued under our dividend reinvestment plan of $1.0 million, partially offset by cash dividends paid of $43.4 million, repurchases of $23.4 million of our common stock pursuant to our Stock Repurchase Plan and the net issuance of common stock under employee stock plans of $91,000.

The Company's Common Equity Tier 1 capital includes common stock and related paid-in capital, net of treasury stock, and retained earnings. The Bank's Common Equity Tier 1 capital includes common stock and related paid-in capital, and retained earnings. In connection with the adoption of the Basel III Capital Rules, we elected to opt-out of the requirement to include accumulated other comprehensive income in Common Equity Tier 1. Common Equity Tier 1 for both the Company and the Bank is reduced by goodwill and other intangible assets, net of associated deferred tax liabilities.

Tier 1 capital includes Common Equity Tier 1 capital and additional Tier 1 capital. For the Company, additional Tier 1 capital at December 31, 2025 included $58.5 million of trust preferred securities. For bank holding companies that had assets of less than $15 billion as of December 31, 2009, trust preferred securities issued prior to May 19, 2010 can be treated as Tier 1 capital to the extent that they do not exceed 25% of Tier 1 capital after the application of capital deductions and adjustments. The Bank did not have any additional Tier 1 capital beyond Common Equity Tier 1 at December 31, 2025.

Total capital includes Tier 1 capital and Tier 2 capital. Tier 2 capital for both the Company and the Bank includes a permissible portion of the allowance for credit losses on loans, off-balance sheet exposures and HTM securities. Tier 2 capital for the Company also includes $221.2 million of qualified subordinated debt as of December 31, 2025. The permissible portion of qualified subordinated notes decreases 20% per year during the final five years of the term of the notes.

In April 2020, the FDIC, Federal Reserve, and the Office of the Comptroller of the Currency issued supplemental instructions allowing banking organizations that implement CECL before the end of 2020, the option to delay for two years an estimate of the CECL methodologies' effect on regulatory capital, relative to the incurred loss methodologies effect on capital, followed by a three-year transition period. We elected to adopt the five-year transition option, and as of December 31, 2024, the CECL impact on regulatory capital was fully phased in and there is no longer a transitional amount.

The FDIA requires bank regulatory agencies to take "prompt corrective action" with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. A depository institution's treatment for purposes of the prompt corrective action provisions will depend on how its capital levels compare to various capital measures and certain other factors, as established by regulation. Prompt corrective action and other discretionary actions could have a direct material effect on our financial statements.

Management believes that, as of December 31, 2025, we met all capital adequacy requirements to which we were subject. It is management's intention to maintain our capital at a level acceptable to all regulatory authorities and future dividend payments will be determined accordingly. Regulatory authorities require that any dividend payments made by either us or the Bank not exceed earnings for that year. Accordingly, shareholders should not anticipate a continuation of the cash dividend payments simply because of the existence of a dividend reinvestment program. The payment of dividends will depend upon future earnings, our financial condition and other related factors including the discretion of the Board.

To be categorized as well capitalized we must maintain minimum Common Equity Tier 1 risk-based, Tier 1 risk-based, Total capital risk-based and Tier 1 leverage ratios as set forth in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025						
Common Equity Tier 1 (to Risk Weighted Assets)						
Consolidated	$ 744,172	12.87 %	$ 260,186	4.50 %	N/A	N/A
Bank Only	$ 962,990	16.66 %	$ 260,102	4.50 %	$ 375,703	6.50 %
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 802,640	13.88 %	$ 346,915	6.00 %	N/A	N/A
Bank Only	$ 962,990	16.66 %	$ 346,803	6.00 %	$ 462,403	8.00 %
Total Capital (to Risk Weighted Assets)						
Consolidated	$1,072,160	18.54 %	$ 462,553	8.00 %	N/A	N/A
Bank Only	$1,011,270	17.50 %	$ 462,403	8.00 %	$ 578,004	10.00 %
Tier 1 Capital (to Average Assets) [1]						
Consolidated	$ 802,640	9.72 %	$ 330,251	4.00 %	N/A	N/A
Bank Only	$ 962,990	11.67 %	$ 329,998	4.00 %	$ 412,498	5.00 %
December 31, 2024						
Common Equity Tier 1 (to Risk Weighted Assets)						
Consolidated	$ 739,351	13.04 %	$ 255,228	4.50 %	N/A	N/A
Bank Only	$ 870,541	15.35 %	$ 255,183	4.50 %	$ 368,598	6.50 %
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 797,814	14.07 %	$ 340,304	6.00 %	N/A	N/A
Bank Only	$ 870,541	15.35 %	$ 340,244	6.00 %	$ 453,659	8.00 %
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 935,308	16.49 %	$ 453,739	8.00 %	N/A	N/A
Bank Only	$ 915,993	16.15 %	$ 453,659	8.00 %	$ 567,074	10.00 %
Tier 1 Capital (to Average Assets) [1]						
Consolidated	$ 797,814	9.67 %	$ 330,155	4.00 %	N/A	N/A
Bank Only	$ 870,541	10.55 %	$ 330,042	4.00 %	$ 412,553	5.00 %

(1) Refers to quarterly average assets as calculated in accordance with policies established by bank regulatory agencies.

As of December 31, 2025, Southside Bancshares and Southside Bank met all capital adequacy requirements under the Basel III Capital Rules that became fully phased-in as of January 1, 2019. See the section captioned "Supervision and Regulation" in "Item 1. Business" included in this report.

The table below summarizes our key equity ratios:

| | Years Ended December 31, | | |
	2025	2024	2023
Return on average assets	0.83 %	1.06 %	1.11 %
Return on average shareholders' equity	8.40 %	11.03 %	11.50 %
Dividend payout ratio – Basic	62.61 %	49.32 %	50.35 %
Dividend payout ratio – Diluted	62.88 %	49.48 %	50.35 %
Average shareholders' equity to average total assets	9.85 %	9.58 %	9.63 %

EFFECTS OF INFLATION

Our consolidated financial statements and their related notes have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike many industrial companies, nearly all of our assets and liabilities are monetary. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services. Inflation can affect the amount of money customers have for deposits, as well as their ability to repay loans.

MANAGEMENT OF LIQUIDITY

Liquidity management involves our ability to convert assets to cash with minimum risk of loss while enabling us to meet our current and future obligations to our customers at any time. This means addressing (1) the immediate cash withdrawal requirements of depositors and other fund providers; (2) the funding requirements of lines and letters of credit; and (3) the short-term credit needs of customers. Liquidity is provided by cash, interest earning deposits and short-term investments that can be readily liquidated with a minimum risk of loss. At December 31, 2025, these investments were 8.1% of total assets, as compared with 8.6% for December 31, 2024. The decrease to 8.1% at December 31, 2025 as compared to December 31, 2024, is largely driven by a decrease in the short-term investment portfolio and cash and due from banks, partially offset by an increase in interest earning deposits. Liquidity is further provided through the matching, by time period, of rate sensitive interest earning assets with rate sensitive interest bearing liabilities. The Bank has three unsecured lines of credit for the purchase of overnight federal funds at prevailing rates with Frost Bank, Amegy Bank and TIB – The Independent Bankers Bank for $40.0 million, $25.0 million and $15.0 million, respectively. There were no federal funds purchased at December 31, 2025 or 2024. To provide more liquidity in response to economic conditions in recent years, the Federal Reserve has encouraged broader use of the discount window. At December 31, 2025, the amount of additional funding the Bank could obtain from the FRDW, collateralized by securities, was approximately $241.8 million. There were $110.0 million in borrowings from the FRDW at December 31, 2025. There were no borrowings from the FRDW at December 31, 2024. At December 31, 2025, the amount of additional funding Southside Bank could obtain from FHLB, collateralized by FHLB stock, nonspecified loans and/ or securities, was approximately $2.45 billion, net of FHLB stock purchases required. The Bank has a $5.0 million line of credit with Frost Bank to be used to issue letters of credit, and at December 31, 2025, the line had oneoutstanding letter of credit for $155,000. The Bank currently has two outstanding letters of credit from FHLB held as collateral for loans totaling $6.2 million.

Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. The ALCO closely monitors various liquidity ratios and interest rate spreads and margins. The ALCO utilizes a simulation model to perform interest rate simulation tests that apply various interest rate scenarios including immediate shocks and MVPE to assist in determining our overall interest rate risk and the adequacy of our liquidity position. In addition, the ALCO utilizes this simulation model to determine the impact on net interest income of various interest rate scenarios. By utilizing this methodology, we can determine potential changes to make to the asset and liability mix to minimize the change in net interest income under these various interest rate scenarios.

In the ordinary course of business we have entered into contractual obligations and have made certain other commitments to make future cash payments. Please refer to the accompanying notes to these consolidated financial statements for the expected timing of such cash payments as of December 31, 2025. These include payments related to (i) borrowings presented in "Note 8 - Borrowing Arrangements" and "Note 9 – Long-Term Debt," (ii) operating leases presented in "Note 16 - Leases," (iii) time deposits with stated maturity dates presented in "Note 7 – Deposits" and (iv) commitments to extend credit and standby letters of credit as presented in "Note 17 - Off-Balance-Sheet Arrangements, Commitments and Contingencies."

Management continually evaluates our liquidity position and currently believes the Company has adequate funding to meet our financial needs.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the banking industry, a major risk exposure is changing interest rates. The primary objective of monitoring our interest rate sensitivity, or risk, is to provide management the tools necessary to manage the balance sheet to minimize adverse changes in net interest income as a result of changes in the direction and level of interest rates. Federal Reserve monetary control efforts, the effects of deregulation, inflation, economic uncertainty and legislative changes have been significant factors affecting the task of managing interest rate sensitivity positions in recent years.

In an attempt to manage our exposure to changes in interest rates, management closely monitors our exposure to interest rate risk through our ALCO. Our ALCO meets regularly and reviews our interest rate risk position and makes recommendations to our board for adjusting this position. In addition, our board regularly reviews our asset/liability position. We primarily use two methods for measuring and analyzing interest rate risk: net income simulation analysis and MVPE modeling. We utilize the net income simulation model as the primary quantitative tool in measuring the amount of interest rate risk associated with changing market rates. This model quantifies the effects of various interest rate scenarios on projected net interest income and net income over the next 12 months. The model is used to measure the impact on net interest income relative to a base case scenario of rates immediately increasing 100 and 200 basis points or decreasing 50, 100 and 200 basis points over the next 12 months. These simulations incorporate assumptions regarding balance sheet growth and mix, pricing and the repricing and maturity characteristics of the existing and projected balance sheet. The impact of interest rate-related risks such as prepayment, basis and option risk are also considered. The model has interest rate floors and no interest rates are assumed to go negative. We continue to monitor interest rates and anticipate rate changes during 2026.

The following table reflects the noted increases and decreases in interest rates under the model simulations and the anticipated impact on net interest income relative to the base case over the next 12 months for the periods presented.

	Anticipated impact over the next 12 months	
	December 31,	
Rate projections:	2025	2024
Increase:		
100 basis points	3.11 %	1.93 %
200 basis points	6.03 %	3.85 %
Decrease:		
50 basis points	(1.58)%	(1.18)%
100 basis points	(2.66)%	(1.55)%
200 basis points	(5.01)%	(1.80)%

As part of the overall assumptions, certain assets and liabilities are given reasonable floors. This type of simulation analysis requires numerous assumptions including but not limited to changes in balance sheet mix, prepayment rates on mortgage-related assets and fixed rate loans, cash flows and repricing of all financial instruments, changes in volumes and pricing, future shapes of the yield curve, relationship of market interest rates to each other (basis risk), credit spread and deposit sensitivity. Assumptions are based on management's best estimates but may not accurately reflect actual results under certain changes in interest rates.

Continued tariff announcements and ongoing tariff negotiations have caused some uncertainty related to inflation levels and its impact on interest rates and the overall economy. While it is too early to discern the likely outcome of these tariff announcements and negotiations, the current economic conditions and growth prospects for our markets continue to reflect a solid and overall positive outlook. Higher inflation levels and interest rate fluctuations could have a negative impact on both our consumer and commercial borrowers in the future.

The ALCO monitors various liquidity ratios to ensure a satisfactory liquidity position. Management continually evaluates the condition of the economy, the pattern of market interest rates and other economic data to determine the types of investments that should be made and at what maturities. Using this analysis, management from time to time assumes calculated interest sensitivity gap positions to maximize net interest income based upon anticipated movements in the general level of interest rates. Regulatory authorities also monitor our gap position along with other liquidity ratios. In addition, as described above, we utilize a simulation model to determine the impact of net interest income under several different interest rate scenarios. By utilizing this model, we can determine changes that could be made to the asset and liability mix to mitigate the change in net interest income under these various interest rate scenarios.

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ITEM 8. <u>FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA</u>

INDEX

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Southside Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Southside Bancshares, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Allowance for Loan Losses

Description of the Matter

The Company's loan portfolio totaled $4.8 billion as of December 31, 2025, and the allowance for loan losses (ALL) was $45.1 million. As discussed in Note 1 and Note 5 to the consolidated financial statements, the ALL is an amount which represents management's estimate of credit losses over the expected life of the loans. The ALL is estimated based on historical and expected credit loss patterns within reasonable and supportable forecast periods. Management applies judgement in the assignment of probabilities to economic scenarios included within the modeled forecast periods to estimate the ALL.

Auditing management's estimate of the ALL involved a high degree of subjectivity due to the judgement involved in management's determination of the probabilities assigned to the economic scenarios utilized within the reasonable and supportable forecast periods to estimate the future credit losses within the loan portfolio. Management's evaluation of the future economic conditions could have a significant impact on the ALL.

How We Addressed the Matter in Our Audit

Our considerations and procedures performed were reflective of the ALL process for the year and included, but was not limited to, the evaluation of the process utilized by management to challenge the model results and determine the best estimate of the ALL as of the balance sheet date. We obtained an understanding of the Company's process for establishing the ALL, including determination of the probabilities assigned to the economic scenarios utilized within the reasonable and supportable forecast periods. We evaluated the design and tested the operating effectiveness of the controls associated with the ALL process, including controls over the reliability and accuracy of data used in the model, management's review and approval of the probabilities assigned to the economic scenarios utilized within the reasonable and supportable forecast periods, the governance of the credit loss methodology, and management's review and approval of the ALL.

We tested the completeness and accuracy of data used by the Company within the model to estimate the ALL and involved an internal specialist to assess the conceptual soundness of the model. We tested the probabilities assigned to the economic scenarios utilized within the model for the reasonable and supportable forecast periods and assessed the reasonableness of economic scenarios by comparison of key assumptions to external sources. In addition, we evaluated the Company's estimate of the overall ALL, considering the Company's loan portfolio and macroeconomic trends, compared such information to comparable financial institutions and considered whether new or contrary information existed.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

Dallas, Texas
February 27, 2026

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31, 2025	December 31, 2024
ASSETS		
Cash and due from banks	$ 81,080	$ 91,409
Interest earning deposits	302,906	281,945
Federal funds sold	5,800	52,807
Total cash and cash equivalents	389,786	426,161
Securities:		
Securities AFS, at estimated fair value (amortized cost of $1,456,986 and $1,587,416, respectively)	1,456,219	1,533,894
Securities HTM (estimated fair value of $1,103,304 and $1,113,482, respectively)	1,247,477	1,279,234
FHLB stock, at cost	14,062	33,818
Equity investments	9,574	9,467
Loans held for sale	1,332	1,946
Loans:		
Loans	4,817,991	4,661,597
Less: Allowance for loan losses	(45,100)	(44,884)
Net loans	4,772,891	4,616,713
Premises and equipment, net	152,293	141,648
Operating lease ROU assets	12,398	13,860
Goodwill	201,116	201,116
Other intangible assets, net	1,012	1,754
Interest receivable	41,809	46,724
Deferred tax asset, net	27,059	34,492
BOLI	145,125	138,313
Other assets	42,437	38,308
Total assets	$ 8,514,590	$ 8,517,448
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest bearing	$ 1,433,129	$ 1,357,152
Interest bearing	5,432,030	5,297,096
Total deposits	6,865,159	6,654,248
Other borrowings	208,657	76,443
FHLB borrowings	211,136	731,909
Subordinated notes, net of unamortized debt issuance costs	239,678	92,042
Trust preferred subordinated debentures, net of unamortized debt issuance costs	60,279	60,274
Operating lease liabilities	14,335	15,779
Other liabilities	67,731	74,811
Total liabilities	7,666,975	7,705,506
Off-balance-sheet arrangements, commitments and contingencies (Note 17)		
Shareholders' equity:		
Common stock: ($1.25 par value, 80,000,000 shares authorized, 38,110,078 shares issued at December 31, 2025 and 38,077,992 shares issued at December 31, 2024)	47,638	47,598
Paid-in capital	795,759	793,586
Retained earnings	352,193	326,793
Treasury stock: (shares at cost, 8,387,077 at December 31, 2025 and 7,699,182 at December 31, 2024)	(252,358)	(231,137)
AOCI	(95,617)	(124,898)
Total shareholders' equity	847,615	811,942
Total liabilities and shareholders' equity	$ 8,514,590	$ 8,517,448

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Years Ended December 31,		
	2025	2024	2023
Interest income:			
Loans	$ 275,621	$ 279,371	$ 244,803
Taxable investment securities	22,981	28,075	31,186
Tax-exempt investment securities	31,597	40,469	54,629
MBS	57,230	45,222	19,450
FHLB stock and equity investments	1,822	2,079	1,185
Other interest earning assets	13,823	19,120	8,488
Total interest and dividend income	403,074	414,336	359,741
Interest expense:			
Deposits	151,177	153,657	108,157
FHLB borrowings	13,679	24,450	6,777
Subordinated notes	8,208	3,774	3,920
Trust preferred subordinated debentures	4,034	4,621	4,504
Other borrowings	4,892	11,707	21,356
Total interest expense	181,990	198,209	144,714
Net interest income	221,084	216,127	215,027
Provision for (reversal of) credit losses	3,053	3,346	9,154
Net interest income after provision for credit losses	218,031	212,781	205,873
Noninterest income:			
Deposit services	24,438	24,425	25,497
Net gain (loss) on sale of securities AFS	(32,270)	(2,510)	(15,976)
Net gain on sale of equity securities	—	—	5,058
Gain (loss) on sale of loans	440	37	563
Trust fees	7,873	6,193	5,910
BOLI	3,637	4,256	5,823
Brokerage services	4,859	4,217	3,305
Other	6,979	5,115	5,654
Total noninterest income	15,956	41,733	35,834
Noninterest expense:			
Salaries and employee benefits	90,273	90,290	85,625
Net occupancy	14,501	14,354	14,694
Advertising, travel & entertainment	3,928	3,363	4,093
ATM expense	1,546	1,483	1,351
Professional fees	5,715	5,080	5,351
Software and data processing	11,495	11,598	9,395
Communications	1,319	1,602	1,469
FDIC insurance	3,759	3,790	3,558
Amortization of intangibles	742	1,171	1,697
Other	18,079	14,406	13,345
Total noninterest expense	151,357	147,137	140,578
Income before income tax expense	82,630	107,377	101,129
Income tax expense	13,410	18,883	14,437
Net income	$ 69,220	$ 88,494	$ 86,692
Earnings per common share – basic	$ 2.30	$ 2.92	$ 2.82
Earnings per common share – diluted	$ 2.29	$ 2.91	$ 2.82
Cash dividends paid per common share	$ 1.44	$ 1.44	$ 1.42

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years Ended December 31,		
	2025	2024	2023
Net income	$ 69,220	$ 88,494	$ 86,692
Other comprehensive income (loss):			
Securities AFS and transferred securities:			
Change in unrealized holding gain (loss) on AFS securities during the period	4,917	(16,686)	28,782
Reclassification adjustment for amortization related to AFS and HTM debt securities	8,241	8,227	8,004
Reclassification adjustment for net (gain) loss on sale of AFS securities, included in net income	32,270	2,510	15,976
Derivatives:			
Change in net unrealized gain (loss) on effective cash flow hedge interest rate swap derivatives	(2,313)	13,814	1,222
Reclassification adjustment of net (gain) loss related to derivatives designated as cash flow hedges	(7,924)	(22,042)	(24,544)
Retirement plans:			
Amortization of net actuarial loss, included in net periodic benefit cost	2,459	629	756
Effect of settlement recognition	(192)	—	(16)
Change in net actuarial gain (loss)	(394)	(928)	192
Other comprehensive income (loss), before tax	37,064	(14,476)	30,372
Income tax (expense) benefit related to items of other comprehensive income (loss)	(7,783)	3,040	(6,378)
Other comprehensive income (loss), net of tax	29,281	(11,436)	23,994
Comprehensive income (loss)	$ 98,501	$ 77,058	$ 110,686

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock	Paid In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2022	$ 47,501	$ 784,545	$ 239,610	$(188,203)	$ (137,456)	$ 745,997
Net income	—	—	86,692	—	—	86,692
Other comprehensive income (loss)	—	—	—	—	23,994	23,994
Issuance of common stock for dividend reinvestment plan (38,884 shares)	49	1,175	—	—	—	1,224
Purchase of common stock (1,435,193 shares)	—	—	—	(45,074)	—	(45,074)
Stock compensation expense	—	3,552	—	—	—	3,552
Net issuance of common stock under employee stock plans (99,109 shares)	—	(432)	(365)	1,282	—	485
Cash dividends paid on common stock ($1.42 per share)	—	—	(43,582)	—	—	(43,582)
Balance at December 31, 2023	47,550	788,840	282,355	(231,995)	(113,462)	773,288
Net income	—	—	88,494	—	—	88,494
Other comprehensive income (loss)	—	—	—	—	(11,436)	(11,436)
Issuance of common stock for dividend reinvestment plan (38,286 shares)	48	1,112	—	—	—	1,160
Purchase of common stock (57,966 shares)	—	—	—	(1,505)	—	(1,505)
Stock compensation expense	—	3,523	—	—	—	3,523
Net issuance of common stock under employee stock plans (149,060 shares)	—	111	(426)	2,363	—	2,048
Cash dividends paid on common stock ($1.44 per share)	—	—	(43,630)	—	—	(43,630)
Balance at December 31, 2024	47,598	793,586	326,793	(231,137)	(124,898)	811,942
Net income	—	—	69,220	—	—	69,220
Other comprehensive income (loss)	—	—	—	—	29,281	29,281
Issuance of common stock for dividend reinvestment plan (32,086 shares)	40	914	—	—	—	954
Purchase of common stock (820,931 shares)	—	—	—	(23,366)	—	(23,366)
Stock compensation expense	—	3,046	—	—	—	3,046
Net issuance of common stock under employee stock plans (133,036 shares)	—	(1,787)	(449)	2,145	—	(91)
Cash dividends paid on common stock ($1.44 per share)	—	—	(43,371)	—	—	(43,371)
Balance at December 31, 2025	$ 47,638	$ 795,759	$ 352,193	$(252,358)	$ (95,617)	$ 847,615

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2025	2024	2023
OPERATING ACTIVITIES:			
Net income	$ 69,220	$ 88,494	$ 86,692
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and net amortization	10,610	10,459	10,577
Securities premium amortization (discount accretion), net	8,471	7,273	4,523
Loan (discount accretion) premium amortization, net	949	916	400
Provision for (reversal of) credit losses	3,053	3,346	9,154
Stock compensation expense	3,046	3,523	3,552
Deferred tax expense (benefit)	(351)	(1,026)	(2,110)
Net (gain) loss on sale of AFS securities	32,270	2,510	15,976
Net gain on sale of equity securities	—	—	(5,058)
Loss on impairment of investments	—	868	—
Net loss on premises and equipment	1,758	160	342
Gross proceeds from sales of loans held for sale	17,140	18,602	17,161
Gross originations of loans held for sale	(16,526)	(17,646)	(19,295)
Net (gain) loss on consumer receivables	—	412	—
Net (gain) loss on OREO	109	95	(61)
(Gain on purchase) loss on redemption of subordinated notes	—	(178)	(587)
Net change in:			
Interest receivable	4,915	3,765	(1,139)
Other assets	8,190	(70,759)	37,874
Interest payable	3,440	(437)	7,422
Other liabilities	(52,477)	51,472	(85,559)
Net cash provided by (used in) operating activities	93,817	101,849	79,864
INVESTING ACTIVITIES:			
Securities AFS:			
Purchases	(967,713)	(1,187,908)	(2,046,010)
Sales	544,174	135,614	1,125,414
Maturities, calls and principal repayments	516,212	797,171	960,614
Securities HTM:			
Maturities, calls and principal repayments	35,103	31,079	22,563
Proceeds from sales of equity securities	—	—	6,679
Proceeds from redemption of FHLB stock and equity investments	39,564	78,244	36,919
Purchases of FHLB stock and equity investments	(19,915)	(99,902)	(39,796)
Net loan paydowns (originations)	(158,986)	(138,085)	(388,304)
Proceeds from sales of customer receivables	—	7,600	—
Purchases of premises and equipment	(20,338)	(11,162)	(6,904)
Proceeds from (purchases of) BOLI	(3,147)	4,035	951
Proceeds from sales of premises and equipment	322	20	430
Net proceeds from sales of OREO	273	278	203
Proceeds from sales of repossessed assets	230	160	168
Net cash provided by (used in) investing activities	(34,221)	(382,856)	(327,073)

(continued)

75

SOUTHSIDE BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

	Years Ended December 31,		
	2025	2024	2023
FINANCING ACTIVITIES:			
Net change in deposits	210,850	104,506	351,551
Net change in other borrowings	132,214	(433,377)	288,667
Proceeds from FHLB borrowings	3,756,000	8,143,952	2,019,000
Repayment of FHLB borrowings	(4,276,773)	(7,624,691)	(1,959,710)
Net proceeds from issuance of subordinated notes	147,428	—	—
Purchase/redemption of subordinated notes	—	(1,805)	(4,365)
Proceeds from stock option exercises	693	2,624	1,082
Cash paid to tax authority related to tax withholding on share-based awards	(784)	(576)	(597)
Purchase of common stock	(23,182)	(1,505)	(44,803)
Proceeds from the issuance of common stock for dividend reinvestment plan	954	1,160	1,224
Cash dividends paid	(43,371)	(43,630)	(43,582)
Net cash provided by (used in) financing activities	(95,971)	146,658	608,467
Net increase (decrease) in cash and cash equivalents	(36,375)	(134,349)	361,258
Cash and cash equivalents at beginning of period	426,161	560,510	199,252
Cash and cash equivalents at end of period	$ 389,786	$ 426,161	$ 560,510

SUPPLEMENTAL DISCLOSURES FOR CASH FLOW INFORMATION:

Interest paid	$ 178,550	$ 198,646	$ 137,292
Income taxes paid	$ 12,952	$ 15,750	$ 15,750

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Loans transferred to other repossessed assets and real estate through foreclosure	$ 441	$ 850	$ 226
Loans transferred from held for investment to held for sale	$ —	$ —	$ 8,093

The accompanying notes are an integral part of these consolidated financial statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Organization. Southside Bancshares, Inc., incorporated in Texas in 1982, is a bank holding company for Southside Bank, a Texas state bank headquartered in Tyler, Texas that was formed in 1960. We operate through 53 branches, 12 of which are located in grocery stores. We consider our primary market areas to be East Texas, Southeast Texas, as well as the greater Dallas-Fort Worth, Austin and Houston, Texas areas. We are a community-focused financial institution that offers a full range of financial services to individuals, businesses, municipal entities and nonprofit organizations in the communities that we serve. These services include consumer and commercial loans, deposit accounts, wealth management and trust services, brokerage services and safe deposit services.

Basis of Presentation and Consolidation. The consolidated financial statements are prepared in conformity with U.S. GAAP and include the accounts of Southside Bancshares, Inc., and its wholly-owned subsidiary, Southside Bank, and the nonbank subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

We determine if we have a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a VIE under GAAP. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. We consolidate voting interest entities in which we have all, or at least a majority of, the voting interest. As defined in applicable accounting standards, VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

Accounting Changes and Reclassifications. Certain prior period amounts may be reclassified to conform to current period presentation.

Use of Estimates. In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. These estimates are subjective in nature and involve matters of judgment. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses. The status of contingencies are particularly subject to change.

Segment Information. Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Our chief operating decision maker uses consolidated results to make operating and strategic decisions. Therefore, we have determined that our business is conducted in one reportable segment. Further information on our segment reporting is included in "Note 19 – Segment Reporting."

Cash Equivalents. Cash equivalents, for purposes of reporting cash flow, include cash, amounts due from banks and federal funds sold that have an initial maturity of less than 90 days. We maintain deposits with other institutions in amounts that exceed federal deposit insurance coverage. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that we are not exposed to any significant credit risks on cash and cash equivalents.

Basic and Diluted Earnings per Common Share. Basic earnings per common share is calculated based on the two-class method in accordance with ASC Topic 260, "Earnings Per Share." ASC 260 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the calculation of earnings per share pursuant to the two-class method. We have determined that our director's deferred RSUs are participating securities.

Under the two-class method, basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period, excluding outstanding participating securities. Diluted earnings per common share is calculated using the weighted-average number of shares determined for the basic earnings per common share calculation plus the dilutive effect of stock awards using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in "Note 2 – Earnings Per Share."

Comprehensive Income. Comprehensive income includes all changes in shareholders' equity during a period, except those resulting from transactions with shareholders. Besides net income, other components of comprehensive income include the after tax effect of changes in the fair value of AFS securities, changes in the net unrealized loss on securities transferred to/from HTM, changes in the accumulated gain or loss on effective cash flow hedging instruments and changes in the funded status of defined benefit retirement plans. Comprehensive income is reported in the accompanying consolidated statements of comprehensive income and in "Note 3 – Accumulated Other Comprehensive Income (Loss)."

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at amortized cost. Amortized cost consists of the outstanding principal balance adjusted for any charge-offs and any unamortized origination fees and unamortized premiums or discounts on purchased loans. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the life of the loan. A loan is considered impaired, based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Substantially all of our individually evaluated loans are collateral-dependent, and as such, are measured for expected credit losses based on the fair value of the collateral, less estimated cost to sell.

Loans Held For Sale. Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

From time to time, certain commercial real estate loans are held for sale which are carried at the lower of cost or fair value.

Loan Fees. We treat loan fees, net of direct costs, as an adjustment to the yield of the related loan over its term.

Allowance for Credit Losses – Loans. In accordance with ASC 326, the allowance for credit losses on loans is estimated and recognized upon origination of the loan based on expected credit losses. The CECL model uses historical experience and current conditions for homogeneous pools of loans, and reasonable and supportable forecasts about future events. The impact of varying economic conditions and portfolio stress factors are a component of the credit loss models applied to each portfolio. Reserve factors are specific to the loan segments that share similar risk characteristics based on the probability of default assumptions and loss given default assumptions, over the contractual term. The forecasted periods gradually mean-revert the economic inputs to their long-run historical trends. Management evaluates the economic data points used in the Moody's forecasting scenarios on a quarterly basis to determine the most appropriate impact to the various portfolio characteristics based on management's view and applies weighting to various forecasting scenarios as deemed appropriate based on known and expected economic activities. Management also considers and may apply relevant qualitative factors, not previously considered, to determine the appropriate allowance level. The use of the CECL model includes significant judgment by management and may differ from those of our peers due to different historical loss patterns, economic forecasts, and the length of time of the reasonable and supportable forecast period and reversion period.

We utilize Moody's Analytics economic forecast scenarios and assign probability weighting to those scenarios which best reflect management's views on the economic forecast. The probability weighting and scenarios utilized for the estimate of the allowance were generally reflective of continued economic and repricing uncertainty, as based on known and knowable information as of December 31, 2025.

When determining the appropriate allowance for credit losses on our loan portfolio, our commercial construction and real estate loans, commercial loans and municipal loans utilize the probability of default/loss given default discounted cash flow approach. Reserves on these loans are based upon risk factors including the loan type and structure, collateral type, leverage ratio, refinancing risk and origination quality, among others. Our consumer construction real estate loans, 1-4 family residential loans and our loans to individuals use a loss rate based upon risk factors including loan types, origination year and credit scores.

Loans evaluated collectively in a pool are monitored to ensure they continue to exhibit similar risk characteristics with other loans in the pool. If a loan does not share similar risk characteristics with other loans, expected credit losses for that loan are evaluated individually.

When assessing for credit losses from period to period, the change may be indicative of changes in the estimates of timing or the amount of future cash flows, based on the probability of economic forecast scenarios applied, as well as the passage of time. We have elected to report the entire change in present value as provision for credit losses.

When using the discounted cash flow method to determine the allowance for credit losses, management does not adjust the effective interest rate used to discount expected cash flows to incorporate expected prepayments, but rather applies separate prepayment factors.

Accrued Interest. Accrued interest for our loans and debt securities, included in interest receivable on our consolidated balance sheets, is excluded from the estimate of allowance for credit losses.

Nonaccrual Assets and Loan Charge-offs. Nonaccrual assets include financial assets 90 days or more delinquent and full collection of both principal and interest is not expected. Financial instruments that are not delinquent or that are delinquent less than 90 days may be placed on nonaccrual status if it is probable that we will not receive contractual principal or interest. When an asset is categorized as nonaccrual, the accrual of interest is discontinued and any accrued balance is reversed for financial statement purposes. Payments received on nonaccrual assets are applied to the outstanding principal balance. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance is reasonably certain. Assets are returned to accrual status when all payments contractually due are brought current and future payments are reasonably assured.

Industry and our own experience indicate that a portion of our loans will become delinquent and a portion of our loans will require partial or full charge-off. Regardless of the underwriting criteria utilized, losses may occur as a result of various factors beyond our control, including, among other things, changes in market conditions affecting the value of properties used as collateral for loans and problems affecting the credit worthiness of the borrower and the ability of the borrower to make payments on the loan. We charge-off loans when deemed uncollectible. Our policy is to charge-off or partially charge-off a retail credit after it is 120 days past due. Charge-offs on commercial credits are determined on a case-by-case basis when a credit loss has been determined.

Restructured Loans. A loan is considered restructured if the borrower is experiencing financial difficulties and the loan has been modified. Modifications may include interest rate reductions or below market interest rates, restructuring amortization schedules and other actions intended to minimize potential losses. We may provide a combination of modifications which may include an extension of the amortization period, interest rate reduction and/or converting the loan to interest-only for a limited period of time. In most instances, interest will continue to be charged on principal balances outstanding during the extended term.

OREO and Foreclosed Assets. OREO includes real estate acquired in full or partial settlement of loan obligations. OREO is initially carried at the fair value of the collateral net of estimated selling costs. Prior to foreclosure, the recorded amount of the loan is written down, if necessary, to the appraised fair value of the real estate to be acquired, less selling costs, by charging the allowance for loan losses. Any subsequent reduction in fair value net of estimated selling costs is charged to noninterest expense. Costs of maintaining and operating foreclosed properties are expensed as incurred and included in other expense in our income statement. Expenditures to complete or improve foreclosed properties are capitalized only if expected to be recovered; otherwise, they are expensed.

Other foreclosed assets are held for sale and are initially recorded at fair value less estimated selling costs at the date of foreclosure, by charging the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Foreclosed assets are included in other assets in the accompanying consolidated balance sheets. Expenses from operations and changes in the valuation allowance are included in noninterest expense.

Securities. AFS. Debt securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity or changes in the availability of and the yield on alternative investments are classified as AFS. These assets are carried at fair value with unrealized gains and losses, not related to credit losses, reported as a separate component of AOCI, net of tax. Fair value is determined using quoted market prices as of the close of business on the balance sheet date. If quoted market prices are not available, fair values are based on quoted market prices for similar securities or estimates from independent pricing services. AFS securities hedged with qualifying derivatives are carried at fair value with the change in the fair value on both the hedged instrument and the securities recorded in interest income in the consolidated statements of income.

Gains and losses on the sale of securities are recorded in the month of the trade date and are determined using the specific identification method.

HTM. Debt securities that management has the positive intent and ability to hold until maturity are classified as HTM and are carried at their amortized cost which includes the remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Our HTM securities are presented on the consolidated balance sheets net of allowance for credit losses, if any. As of December 31, 2025, there was a $25,000 allowance for credit losses on our HTM securities portfolio.

Premiums and Discounts. Premiums and discounts on debt securities are generally amortized over the contractual life of the security, except for MBS where prepayments are anticipated and for callable debt securities whose premiums are amortized to the earliest call date in accordance with ASC 310. The amortization of purchased premium or discount is included in interest income on our consolidated statements of income. Premiums on debt securities are amortized to the earliest call date.

Allowance for Credit Losses – AFS Securities. In accordance with ASC 326, for AFS debt securities in an unrealized loss position where management (i) has the intent to sell or (ii) where it will more-likely-than-not be required to sell the security before the recovery of its amortized cost basis, we recognize the loss in earnings. For those AFS debt securities in an unrealized loss position that do not meet either of these criteria, management assesses whether the decline in fair value has resulted from credit losses or other factors. Management assesses the financial condition and near-term prospects of the issuer, industry and/or geographic conditions, credit ratings as well as other indicators at the individual security level. If a credit loss is determined to exist, the present value of discounted cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of discounted cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit loss is recorded, limited by the amount that the fair value is less than the amortized cost. Any impairment that is not recorded through an allowance for credit losses is recognized in other comprehensive income. Any future changes in the allowance for credit losses is recorded as provision for (reversal of) credit losses.

Allowance for Credit Losses – HTM Securities. In accordance with ASC 326, expected credit losses on HTM securities are measured on a collective basis by major security type, when similar risk characteristics exist. Risk characteristics for segmenting HTM debt securities include issuer, maturity, coupon rate, yield, payment frequency, source of repayment, bond payment structure, and embedded options. Upon assignment of the risk characteristics to the major security types, management may further evaluate the qualitative factors associated with these securities to determine the expectation of credit losses, if any.

The major security types within our HTM portfolio include residential and commercial MBS, state and political subdivisions and corporate securities.

Our state and political subdivisions include highly-rated municipal securities with a long history of no credit losses. Our investment policy prohibits bond purchases with a rating less than BAA and limits our entity concentration. We utilize term structures and due to no prior loss exposure on our state and political subdivision securities, we apply third-party average data to model our securities to represent the portion of the asset that would be lost if the issuer were to default. These third-party estimates of recoveries and defaults, adjusted for constant probability over the securities expected life, are used to evaluate the expected loss of the securities. Due to the limited number and the nature of the HTM state and political subdivisions we hold, we do not model these securities as a pool, but on the specific identification method in conjunction with the application of our third-party fair value measurement.

Our residential and commercial MBS are issued and/or guaranteed by U.S. government agencies or GSEs and are collateralized by pools of single- or multi-family mortgages. Our MBS are highly rated securities with a long history of no credit losses which are either explicitly or implicitly backed by the U.S. government agencies, which guarantee the payment of principal and interest to investors. Management has collectively evaluated the characteristics of these securities and has assumed an expectation of zero credit loss.

Our corporate bonds and other investment securities consist of primarily investment grade bonds and private placement bonds with a long history of no credit losses.

We reevaluate the characteristics of our major security types at every reporting period and reassess the considerations to continue to support our expectation of credit loss.

Equity Investments. Equity investments with readily determinable fair values are stated at fair value with the unrealized gains and losses reported in other noninterest income in the consolidated statements of income. Equity investments without readily determinable fair values are recorded at cost less impairment, if any.

Securities with Limited Marketability. Securities with limited marketability, such as stock in the FHLB, are carried at cost, which is a reasonable estimate of the fair value of those assets and are assessed for other-than-temporary impairment.

Premises and Equipment. Land is carried at cost. Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets. Useful lives are estimated to be 15 to 40 years for premises and 3 to 10 years for equipment. Leasehold improvements are generally depreciated over the lesser of the term of the respective leases or the estimated useful lives of the improvements. Maintenance and repairs are charged to expense as incurred while major improvements and replacements are capitalized.

Leases. We evaluate our contracts at inception to determine if an arrangement is or contains a lease. Operating leases are included in operating lease ROU assets and operating lease liabilities in our consolidated balance sheets. Our operating leases relate primarily to bank branches and office space. The Company has no finance leases. Short-term leases, leases with an initial term of 12 months or less and do not contain a purchase option that is likely to be exercised, are not recorded on the balance sheet.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of the future lease payments over the lease term. Our leases do not provide an implicit rate, so we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is reevaluated upon lease modification. The operating lease ROU asset also includes any initial direct costs and prepaid lease payments made less any lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

BOLI. The Company has purchased life insurance policies on certain key executives and officers. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Changes in the net cash surrender value of the policies, as well as insurance proceeds received are reflected in noninterest income on the consolidated statements of income and are not subject to income taxes.

Goodwill and Other Intangibles. Other intangible assets consist primarily of core deposits and trust relationship intangibles. Intangible assets with definite useful lives are amortized on an accelerated basis over their estimated life. Goodwill and intangible assets that have indefinite useful lives are subject to at least an annual impairment test and more frequently if a triggering event occurs. If any such impairment is determined, a write-down is recorded.

We have selected October 1 of each year as the measurement date on which we will complete our annual goodwill impairment assessment. We may first assess qualitative factors to determine whether it is necessary to perform the quantitative analysis. We performed a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The qualitative factors considered include, but are not limited to, macroeconomic and State of Texas economic conditions, industry and market conditions and trends, the Company's financial performance, market capitalization, stock price, control premium analysis and any Company-specific events relevant to the assessment. If the assessment of qualitative factors indicates that it is not more likely than not that an impairment exists, no further testing is required; otherwise an impairment test is performed. For the year ended December 31, 2025, the Company's goodwill impairment evaluation, based on its qualitative assessment, indicated there was no impairment. As a result, we did not record any goodwill impairment for the years ended December 31, 2025 or 2024, and we had no cumulative goodwill impairment.

At December 31, 2025, core deposit intangible and trust relationship intangible was $232,000 and $780,000, respectively. For the years ended December 31, 2025, 2024 and 2023, amortization expense related to our core deposit intangible and trust relationship intangible was $742,000, $1.2 million and $1.7 million, respectively.

Repurchase Agreements. We sell certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions and the obligations to repurchase securities sold are reflected as a liability in the accompanying consolidated balance sheets. The dollar amount of the securities underlying the agreements remains in the asset account. We determine the type of debt securities to pledge which may include investment securities and U.S. agency MBS.

Derivative Financial Instruments and Hedging Activities. Derivative financial instruments are carried on the consolidated balance sheets as other assets or other liabilities, as applicable, at estimated fair value, and the net change in each of these financial statement line items in the accompanying consolidated statements of cash flows. The accounting for changes in the fair value (i.e., gains or losses) of a derivative financial instrument is determined by whether it has been designated and qualifies as part of a hedging relationship and, further, by the type of hedging relationship. We present derivative financial instruments at fair value in the consolidated balance sheets on a net basis when a right of offset exists, based on transactions with a single counterparty and any cash collateral paid to and/or received from that counterparty for derivative contracts that are subject to legally enforceable master netting arrangements.

For derivative instruments that are designated and qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified to interest expense in the same periods that the hedged cash flows impact earnings. Gains and losses on derivative instruments designated as fair value hedges, as well as the change in the fair value on the hedged item, are recorded in interest income in the consolidated statements of income. Gains and losses due to changes in the fair value of the interest rate swap agreements offset changes in the fair value of the hedged portion of the hedged item. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Cash flows from the settlement of derivatives, including those designated in hedge accounting relationships, are reflected in the Consolidated Statements of Cash Flows in the same categories as the cash flows from the items being hedged.

For derivatives designated as hedging instruments at inception, statistical regression analysis is used at inception and for each reporting period thereafter to assess whether the derivative used has been and is expected to be highly effective in offsetting changes in the fair value or cash flows of the hedged item. All components of each derivative instrument's gain or loss are included in the assessment of hedge effectiveness. Net hedge ineffectiveness is recorded in interest income on the consolidated statements of income.

Terminated Derivative Financial Instruments. In accordance with ASC Topic 815, if a hedging item is terminated prior to maturity for a cash settlement, the existing gain or loss within AOCI will continue to be reclassified into earnings during the period or periods in which the hedged forecasted transaction affects earnings unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period. These transactions are reevaluated on a monthly basis to determine if the hedged forecasted transactions are still probable of occurring. If at a subsequent evaluation, it is determined that the transactions are probable of not occurring, any related gains or losses recorded in AOCI are immediately recognized in earnings.

Further information on our derivative instruments and hedging activities is included in "Note 11 – Derivative Financial Instruments and Hedging Activities."

Allowance for Credit Losses – Off-Balance-Sheet Credit Exposures. Our off-balance-sheet credit exposures include contractual commitments to extend credit and standby letters of credit. For these credit exposures we evaluate the expected credit losses using usage given defaults and credit conversion factors depending on the type of commitment and based upon historical usage rates. These assumptions are reevaluated on an annual basis and adjusted if necessary. In accordance with Topic 326, credit losses are not recognized for those credit exposures that are unconditionally cancellable by the Company.

The allowance for credit losses for these off-balance-sheet credit exposures is included in other liabilities on our consolidated balance sheets and is adjusted with a corresponding adjustment to provision for credit losses on our consolidated statements of income.

Revenue Recognition. Our revenue consists of net interest income on financial assets and financial liabilities and noninterest income. The classifications of our revenue are presented in the consolidated statements of income.

In accordance with ASC Topic 606, revenue is recognized when obligations under the terms of a contract with our customer are satisfied; generally this occurs with the transfer of control of goods or services. We recognize revenue equal to the amounts for which we have a right to invoice, revenue is measured as the amount of consideration we expect to receive in exchange for the transfer of those goods or services. We generally expense sales commissions when incurred because the amortization period is within one year or less. These costs are recorded within salaries and employee benefits on the consolidated statements of income.

The following summarizes our revenue recognition policies as they relate to revenue from contracts with customers:

- *Deposit services*. Service charges on deposit accounts include fees for banking services provided, overdrafts and non-sufficient funds. Revenue is generally recognized in accordance with published deposit account agreements for retail accounts or contractual agreements for commercial accounts. Our deposit services also include our ATM and debit card interchange revenue that is presented net of the associated costs. Interchange revenue is generated by our deposit customers' usage and volume of activity. Interchange rates are not controlled by the Company, which effectively acts as processor that collects and remits payments associated with customer debit card transactions.

- *Trust income.* Trust income includes fees and commissions from investment management, administrative and advisory services primarily for individuals, and to a lesser extent, partnerships and corporations. Revenue is recognized on an accrual basis at the time the services are performed and when we have a right to invoice and are based on either the market value of the assets managed or the services provided.

- *Brokerage services.* Brokerage services income includes fees and commissions charged when we arrange for another party to transfer brokerage services to a customer. The fees and commissions under this agent relationship are based upon stated fee schedules based upon the type of transaction, volume and value of the services provided.

- *Other noninterest income*. Other noninterest income includes among other things, merchant services income. Merchant services revenue is derived from third-party vendors that process credit card transactions on behalf of our merchant customers. Merchant services revenue is primarily comprised of residual fee income based on the referred merchant's processing volumes and/or margin.

Income Taxes. We file a consolidated federal income tax return. Income tax expense represents the taxes expected to be paid or returned for current year taxes adjusted for the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period the change occurs. Uncertain tax positions arise when it is more likely than not that the tax position taken will be sustained upon examination by the appropriate tax authority. Any income tax benefit as well as penalties and interest related to income tax expense are recorded as a component of income tax expense. Unrecognized tax benefits were not material as of December 31, 2025 or 2024.

Fair Value of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment. In cases where quoted market prices are not available, fair values are based on estimates using present value or other estimation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Retirement Plan. Defined benefit pension obligations and the annual pension costs are determined by independent actuaries and through the use of a number of assumptions that are reviewed by management. These assumptions include a discount rate used to determine the current benefit obligation and a long-term expected rate of return on plan assets. Net periodic defined benefit pension expense includes interest cost based on the assumed discount rate, an expected return on plan assets and amortization of net actuarial gains or losses. Actuarial gains and losses result from experience different from that assumed and from changes in assumptions. Amortization of actuarial gains and losses is included as a component of net periodic defined benefit pension cost. All other of these cost components are recorded in other noninterest expense.

During 2024, we adopted a liability-driven investment strategy for the Retirement Plan. The liability-driven investment strategy focuses on matching the cash flow generated by assets to the cash flow of the retirement benefit obligation, therefore minimizing risks that could affect returns, such as those associated with interest rate fluctuations and market volatility. As a result of minimizing gains and losses that would significantly impact the amortization of the existing actuarial loss, we changed the amortization method of actuarial loss from average life expectancy to average future service. As a result of this amortization method change, our net periodic benefit cost of the Retirement Plan increased to $2.0 million in 2025 compared to net periodic benefit income of $659,000 in 2024.

The retirement plan obligations, related assets and net periodic benefit costs of our defined benefit pension plan are presented in "Note 10 – Employee Benefits."

Share-Based Awards. Compensation expense for NQSOs and RSUs is based on the fair value on the date of the grant and is recorded over the grant's vesting period. Compensation expense for PSUs is based on the fair value on the date of the grant and is recorded over the service period of the award based upon the probable number of units expected to vest. Share-based compensation for employees is recognized as compensation cost in the consolidated statements of income. Share-based compensation for non-employee directors is recognized as other noninterest expense in the consolidated statements of income.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Wealth Management and Trust Assets. Our wealth management and trust assets, other than cash on deposit at Southside Bank, are not included in the accompanying financial statements, because they are not our assets.

Accounting Pronouncements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 enhances the transparency of decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance should be applied prospectively with an option to apply it retrospectively for each period presented. We adopted ASU 2023-09 on January 1, 2025. ASU 2023-09 did not have a material impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)." ASU 2024-03 requires disaggregated disclosure of income statement expenses within the footnotes to the financial statements for any relevant expense caption presented on the face of the income statement within continuing operations into the following required natural expense categories, as applicable: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion and amortization recognized as part of oil- and gas-producing activities or other types of depletion services. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The guidance should be applied prospectively with an option to apply it retrospectively for each period presented. We are currently evaluating the potential impact of ASU 2024-03 on our consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, "Financial Instruments - Credit Losses (Topic 326): Purchased Loans." ASU 2025-08 expands the population of acquired financial assets subject to the gross-up approach to include purchased seasoned loans. The gross-up approach requires recognition of an allowance for expected credit loss for the estimate of credit losses at the acquisition date. The allowance for expected credit loss is recorded with an offsetting gross-up adjustment to the purchase price of the acquired financial asset. ASU 2025-08 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2026. Early adoption is permitted. The guidance should be applied prospectively to loans acquired on or after the adoption date. We are currently evaluating the potential impact of ASU 2025-08 and do not expect it to have a material impact on our consolidated financials.

In November 2025, the FASB issued ASU 2025-09, "Derivatives and Hedging (Topic 815): Hedge Accounting Improvements." ASU 2025-09 makes certain targeted improvements to simplify the application of the hedge accounting guidance and to address several incremental hedge accounting issues arising from the global reference rate reform initiative. These improvements include expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge and clarifying the circumstances under which a group of individual forecasted transactions can be considered to have a similar risk exposure. ASU 2025-09 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2026. Early adoption is permitted. The guidance should be applied prospectively for all hedging relationships. We are currently evaluating the potential impact of ASU 2025-09 and do not expect it to have a material impact on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, "Interim Reporting (Topic 270): Narrow-Scope Improvements." ASU 2025-11 clarifies the applicability of Topic 270 and the form and content of interim financial statements. In addition, ASU 2015-11 requires entities to disclose material events occurring since the last annual reporting period. ASU 2025-11 is effective for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The guidance can be applied prospectively or retrospectively for each period presented. We are currently evaluating the potential impact of ASU 2025-11 and do not expect it to have a material impact on our consolidated financials.

2. EARNINGS PER SHARE

Earnings per share on a basic and diluted basis are calculated as follows (in thousands, except per share amounts):

	Years Ended December 31,		
	2025	2024	2023
Basic and Diluted Earnings:			
Net income	$ 69,220	$ 88,494	$ 86,692
Less: Earnings allocated to participating securities	41	57	38
Net income available to common shareholders	$ 69,179	$ 88,437	$ 86,654
Basic weighted-average shares outstanding	30,137	30,293	30,704
Add: Stock awards	89	76	55
Diluted weighted-average shares outstanding	30,226	30,369	30,759
Basic earnings per share:			
Net income	$ 2.30	$ 2.92	$ 2.82
Diluted earnings per share:			
Net income	$ 2.29	$ 2.91	$ 2.82

For the year ended December 31, 2025, there were approximately 460,000 anti-dilutive shares. For the years ended December 31, 2024 and 2023, there were approximately 525,000 and 570,000 anti-dilutive shares, respectively.

3. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) by component are as follows for the years presented (in thousands):

	Year Ended December 31, 2025			
	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Retirement Plans	Total
Beginning balance, net of tax	$ (112,199)	$ 6,303	$ (19,002)	$ (124,898)
Other comprehensive income (loss):				
Other comprehensive income (loss) before reclassifications	4,917	(2,313)	(586)	2,018
Reclassification adjustments included in net income	40,511	(7,924)	2,459	35,046
Income tax (expense) benefit	(9,540)	2,150	(393)	(7,783)
Net current-period other comprehensive income (loss), net of tax	35,888	(8,087)	1,480	29,281
Ending balance, net of tax	$ (76,311)	$ (1,784)	$ (17,522)	$ (95,617)

	Year Ended December 31, 2024			
	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Retirement Plans	Total
Beginning balance, net of tax	$ (107,499)	$ 12,803	$ (18,766)	$ (113,462)
Other comprehensive income (loss):				
Other comprehensive income (loss) before reclassifications	(16,686)	13,814	(928)	(3,800)
Reclassification adjustments included in net income	10,737	(22,042)	629	(10,676)
Income tax (expense) benefit	1,249	1,728	63	3,040
Net current-period other comprehensive income (loss), net of tax	(4,700)	(6,500)	(236)	(11,436)
Ending balance, net of tax	$ (112,199)	$ 6,303	$ (19,002)	$ (124,898)

	Year Ended December 31, 2023			
	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Retirement Plans	Total
Beginning balance, net of tax	$ (149,181)	$ 31,227	$ (19,502)	$ (137,456)
Other comprehensive income (loss):				
Other comprehensive income (loss) before reclassifications	28,782	1,222	176	30,180
Reclassification adjustments included in net income	23,980	(24,544)	756	192
Income tax (expense) benefit	(11,080)	4,898	(196)	(6,378)
Net current-period other comprehensive income (loss), net of tax	41,682	(18,424)	736	23,994
Ending balance, net of tax	$ (107,499)	$ 12,803	$ (18,766)	$ (113,462)

The reclassification adjustments out of accumulated other comprehensive income (loss) included in net income are presented below (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Unrealized gains and losses on securities transferred:			
Amortization of unrealized gains and losses [1]	$ (8,241)	$ (8,227)	$ (8,004)
Tax (expense) benefit	1,731	1,728	1,681
Net of tax	$ (6,510)	$ (6,499)	$ (6,323)
Unrealized gains and losses on AFS securities:			
Realized net gain (loss) on sale of securities [2]	$ (32,270)	$ (2,510)	$ (15,976)
Tax (expense) benefit	6,777	527	3,355
Net of tax	$ (25,493)	$ (1,983)	$ (12,621)
Derivatives:			
Realized net gain (loss) on interest rate swap derivatives [3]	$ 7,924	$ 22,042	$ 24,544
Tax (expense) benefit	(1,664)	(4,629)	(5,154)
Net of tax	$ 6,260	$ 17,413	$ 19,390
Amortization of retirement plans:			
Net actuarial loss [4]	$ (2,459)	$ (629)	$ (756)
Tax (expense) benefit	516	132	159
Net of tax	$ (1,943)	$ (497)	$ (597)
Total reclassifications for the period, net of tax	$ (27,686)	$ 8,434	$ (151)

(1) Included in interest income on the consolidated statements of income.
(2) Listed as net gain (loss) on sale of securities AFS on the consolidated statements of income.
(3) Included in interest expense for FHLB borrowings, other borrowings and deposits on the consolidated statements of income.
(4) These AOCI components are included in the computation of net periodic pension cost (income) presented in "Note 10 – Employee Benefits."

4. SECURITIES

Debt securities

The amortized cost, gross unrealized gains and losses and estimated fair value of investment and mortgage-backed AFS and HTM securities, net of allowance for credit losses, as of December 31, 2025 and 2024 are reflected in the tables below (in thousands):

December 31, 2025

AVAILABLE FOR SALE	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Less: Allowance for Credit Losses	Estimated Fair Value
Investment securities:					
State and political subdivisions	$ 192,268	$ 1,423	$ 17,055	$ —	$ 176,636
Corporate bonds and other	17,793	327	99	—	18,021
MBS: [1]					
Residential	1,244,698	15,278	708	—	1,259,268
Commercial	2,227	67	—	—	2,294
Total	$ 1,456,986	$ 17,095	$ 17,862	$ —	$ 1,456,219

HELD TO MATURITY	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Less: Allowance for Credit Losses	Net Carrying Amount
Investment securities:						
State and political subdivisions	$ 1,042,986	$ 2,290	$ 139,719	$ 905,557	$ 25	$ 1,042,961
Corporate bonds and other	98,609	694	1,487	97,816	—	98,609
MBS: [1]						
Residential	77,080	10	4,898	72,192	—	77,080
Commercial	28,827	—	1,088	27,739	—	28,827
Total	$ 1,247,502	$ 2,994	$ 147,192	$ 1,103,304	$ 25	$ 1,247,477

December 31, 2024

AVAILABLE FOR SALE	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Less: Allowance for Credit Losses	Estimated Fair Value
Investment securities:					
U.S. Treasury	$ 173,880	$ 76	$ —	$ —	$ 173,956
State and political subdivisions	458,013	36	43,717	—	414,332
Corporate bonds and other	14,646	263	401	—	14,508
MBS: [1]					
Residential	935,639	835	10,088	—	926,386
Commercial	5,238	—	526	—	4,712
Total	$ 1,587,416	$ 1,210	$ 54,732	$ —	$ 1,533,894

HELD TO MATURITY	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Less: Allowance for Credit Losses	Net Carrying Amount
Investment securities:						
State and political subdivisions	$ 1,040,912	$ 4,004	$ 152,697	$ 892,219	$ —	$ 1,040,912
Corporate bonds and other	124,095	17	6,553	117,559	—	124,095
MBS: [1]						
Residential	84,660	8	8,549	76,119	—	84,660
Commercial	29,567	—	1,982	27,585	—	29,567
Total	$ 1,279,234	$ 4,029	$ 169,781	$ 1,113,482	$ —	$ 1,279,234

(1) All MBS issued and/or guaranteed by U.S. government agencies or U.S. GSEs.

From time to time, we transfer securities from AFS to HTM due to overall balance sheet strategies and our intent and ability to hold these securities until maturity. We did not transfer any securities from AFS to HTM during the years ended December 31, 2025 or 2024. The remaining net unamortized, unrealized loss on the transferred securities included in AOCI in the accompanying balance sheets totaled $96.6 million ($76.3 million, net of tax) at December 31, 2025 and $105.1 million ($83.0 million, net of tax) at December 31, 2024. Any net unrealized gain or loss on the transferred securities included in AOCI at the time of transfer will be amortized over the remaining life of the underlying security as an adjustment to the yield on those securities. Securities transferred with losses included in AOCI continue to be included in management's assessment for impairment for each individual security.

Investment securities and MBS with carrying values of $1.94 billion and $2.18 billion were pledged as of December 31, 2025 and December 31, 2024, respectively, to collateralize borrowings from the FRDW, repurchase agreements and public fund deposits, for potential liquidity needs or other purposes as required by law. At December 31, 2025 and December 31, 2024, the amount of excess collateral at the FRDW was $241.8 million and $431.7 million, respectively.

The following tables present the fair value and unrealized losses on AFS, if applicable, for which an allowance for credit losses has not been recorded, as well as HTM investment securities and MBS, if applicable, as of December 31, 2025 and 2024, segregated by major security type and length of time in a continuous loss position (in thousands):

| | December 31, 2025 | | | | | |
| | Less Than 12 Months | | More Than 12 Months | | Total | |
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
AVAILABLE FOR SALE						
Investment securities:						
State and political subdivisions	$ —	$ —	$ 128,723	$ 17,055	$ 128,723	$ 17,055
Corporate bonds and other	3,708	42	4,943	57	8,651	99
MBS:						
Residential	52,056	32	10,320	676	62,376	708
Total	$ 55,764	$ 74	$ 143,986	$ 17,788	$ 199,750	$ 17,862
HELD TO MATURITY						
Investment securities:						
State and political subdivisions	$ 20,224	$ 3,128	$ 770,244	$ 136,591	$ 790,468	$ 139,719
Corporate bonds and other	—	—	64,009	1,487	64,009	1,487
MBS:						
Residential	—	—	71,782	4,898	71,782	4,898
Commercial	—	—	27,739	1,088	27,739	1,088
Total	$ 20,224	$ 3,128	$ 933,774	$ 144,064	$ 953,998	$ 147,192

| | December 31, 2024 | | | | | |
| | Less Than 12 Months | | More Than 12 Months | | Total | |
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
AVAILABLE FOR SALE						
Investment securities:						
State and political subdivisions	$ 12,089	$ 64	$ 398,304	$ 43,653	$ 410,393	$ 43,717
Corporate bonds and other	2,967	33	5,612	368	8,579	401
MBS:						
Residential	723,855	6,517	31,527	3,571	755,382	10,088
Commercial	2,223	12	2,489	514	4,712	526
Total	$ 741,134	$ 6,626	$ 437,932	$ 48,106	$ 1,179,066	$ 54,732
HELD TO MATURITY						
Investment securities:						
State and political subdivisions	$ 73,272	$ 1,779	$ 704,563	$ 150,918	$ 777,835	$ 152,697
Corporate bonds and other	2,212	149	111,392	6,404	113,604	6,553
MBS:						
Residential	2,548	292	73,064	8,257	75,612	8,549
Commercial	—	—	27,585	1,982	27,585	1,982
Total	$ 78,032	$ 2,220	$ 916,604	$ 167,561	$ 994,636	$ 169,781

For those AFS debt securities in an unrealized loss position (i) where management has the intent to sell or (ii) where it will more-likely-than-not be required to sell the security before the recovery of its amortized cost basis, we recognize the loss in earnings. For those AFS debt securities in an unrealized loss position that do not meet either of these criteria, management assesses whether the decline in fair value has resulted from credit-related factors, using both qualitative and quantitative criteria. Determining the allowance under the credit loss method requires the use of a discounted cash flow method to assess the credit losses. Any credit-related impairment will be recognized in allowance for credit losses on the balance sheet with a corresponding adjustment to earnings. Noncredit-related temporary impairment, the portion of the impairment relating to factors other than credit (such as changes in market interest rates), is recognized in other comprehensive income, net of tax.

As of December 31, 2025 and 2024, we did not have an allowance for credit losses on our AFS securities, based on our consideration of the qualitative factors associated with each security type in our AFS portfolio. The unrealized losses on our investment and MBS are due to changes in interest rates and spreads and other market conditions. We had 161 and 421 AFS debt securities in an unrealized loss position at December 31, 2025 and 2024, respectively. Our state and political subdivisions are highly rated municipal securities with a long history of no credit losses. Our AFS MBS are highly rated securities which are either explicitly or implicitly backed by the U.S. Government through its agencies and which are highly rated by major ratings agencies and also have a long history of no credit losses. Our corporate bonds and other investment securities consist of primarily investment grade bonds.

We assess the likelihood of default and the potential amount of default when assessing our HTM securities for credit losses. We utilize term structures and, due to no prior loss exposure on our state and political subdivision securities or our corporate securities, we currently apply a third-party average loss given default rate to model these securities. We elected to use the collective evaluation method to model our HTM securities, which aligns with our third-party fair value measurement process. The model determined an expected credit loss over the life of the HTM securities of $25,000, and such amount was recognized as credit loss for the year ended December 31, 2025. For the year ended December 31, 2024, no provision for credit loss was recognized. Management evaluated the remote expectation of loss on the HTM portfolio, along with the qualitative factors associated with these securities, as well as the credit loss estimate of the model and concluded that an allowance for credit loss of $25,000 was sufficient as of December 31, 2025, due to the securities being highly rated municipals with a long history of no credit losses.

The accrued interest receivable on our debt securities is excluded from the credit loss estimate and is included in interest receivable on our consolidated balance sheets. As of December 31, 2025, accrued interest receivable on AFS and HTM debt securities totaled $9.4 million and $12.7 million, respectively. As of December 31, 2024, accrued interest receivable on AFS and HTM debt securities totaled $13.6 million and $12.9 million, respectively. No HTM debt securities were past-due or on nonaccrual status as of December 31, 2025 or 2024.

The following table reflects interest income recognized on securities for the periods presented (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
U.S. Treasury	$ 3,781	$ 8,538	$ 11,331
State and political subdivisions	44,306	53,186	67,355
Corporate bonds and other	6,491	6,820	7,129
MBS	57,230	45,222	19,450
Total interest income on securities	$ 111,808	$ 113,766	$ 105,265

There was a $32.3 million net realized loss as a result of sales from the AFS securities portfolio for the year ended December 31, 2025, which consisted of $33.1 million in realized losses and $2.0 million in realized gains, as well as a net loss of $1.2 million on the unwind of fair value MBS and municipal securities hedges in the AFS securities portfolio. There was a $2.5 million net realized loss as a result of sales from the AFS securities portfolio for the year ended December 31, 2024, which consisted of $6.1 million in realized losses and $88,000 in realized gains, offset by a net gain of $3.5 million on the unwinding of fair value hedges on municipal securities in the AFS securities portfolio. There were no sales from the HTM portfolio during the year ended December 31, 2025, 2024 or 2023. We calculate realized gains and losses on sales of securities under the specific identification method.

Expected maturities on our securities may differ from contractual maturities because issuers may have the right to call or prepay obligations. MBS are presented in total by category since MBS are typically issued with stated principal amounts and are backed by pools of mortgages that have loans with varying maturities. The characteristics of the underlying pool of mortgages, such as fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the security holder. The term of a mortgage-backed pass-through security thus approximates the term of the underlying mortgages and can vary significantly due to prepayments.

The amortized cost and estimated fair value of AFS and HTM securities at December 31, 2025, are presented below by contractual maturity (in thousands):

| | December 31, 2025 | |
	Amortized Cost	Fair Value
AVAILABLE FOR SALE		
Investment securities:		
Due in one year or less	$ 437	$ 437
Due after one year through five years	5,023	5,060
Due after five years through ten years	15,043	15,268
Due after ten years	189,558	173,892
	210,061	194,657
MBS:	1,246,925	1,261,562
Total	$ 1,456,986	$ 1,456,219

| | December 31, 2025 | |
	Amortized Cost	Fair Value
HELD TO MATURITY		
Investment securities:		
Due in one year or less	$ 140	$ 139
Due after one year through five years	29,826	29,720
Due after five years through ten years	106,988	106,304
Due after ten years	1,004,641	867,210
	1,141,595	1,003,373
MBS:	105,907	99,931
Total	$ 1,247,502	$ 1,103,304

Equity Investments

Equity investments on our consolidated balance sheets include CRA funds with a readily determinable fair value as well as equity investments without readily determinable fair values. At December 31, 2025 and 2024, we had equity investments recorded in our consolidated balance sheets of $9.6 million and $9.5 million, respectively.

Any realized and unrealized gains and losses on equity investments are reported in income. Equity investments without readily determinable fair values are recorded at cost, less impairment, if any. For the year ended December 31, 2025, there was no gain or loss on the sale of equity securities.

The following is a summary of unrealized and realized gains and losses on equity investments recognized in other noninterest income in the consolidated statements of income during the periods presented (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Net gains (losses) recognized during the period on equity investments	$ 169	$ (51)	$ 5,131
Less: Net gains recognized during the period on equity investments sold during the period	—	—	5,058
Unrealized gains (losses) recognized during the reporting period on equity investments still held at the reporting date	$ 169	$ (51)	$ 73

FHLB Stock

Our FHLB stock, which has limited marketability, is carried at cost, less impairment, if any. Based upon our quarterly evaluation by management at December 31, 2025, our FHLB stock was not impaired.

5. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans in the accompanying consolidated balance sheets are classified as follows (in thousands):

	December 31, 2025	December 31, 2024
Real estate loans:		
Construction	$ 548,570	$ 537,827
1-4 family residential	724,354	740,396
Commercial	2,712,816	2,579,735
Commercial loans	444,720	363,167
Municipal loans	346,720	390,968
Loans to individuals	40,811	49,504
Total loans	4,817,991	4,661,597
Less: Allowance for loan losses	45,100	44,884
Net loans	$ 4,772,891	$ 4,616,713

Loans to Affiliated Parties

In the normal course of business, we make loans to certain of our executive officers and directors and their related interests. As of December 31, 2025 and 2024, these loans totaled $9.8 million and $12.1 million, respectively. These loans represented 1.2% and 1.5% of shareholders' equity as of December 31, 2025 and 2024, respectively.

Construction Real Estate Loans

Our construction loans are collateralized by property located primarily in or near the market areas we serve. Some of our construction loans will be owner occupied upon completion. Construction loans for non-owner occupied projects are financed, but these typically have cash flows from leases with tenants, secondary sources of repayment, and in some cases, additional collateral. Our construction loans have both adjustable and fixed interest rates during the construction period. Construction loans to individuals are typically priced and made with the intention of granting the permanent loan on the completed property. Commercial construction loans typically have adjustable interest rates and are subject to underwriting standards similar to that of the commercial real estate loan portfolio. Owner occupied 1-4 family residential construction loans are subject to the underwriting standards of the permanent loan.

1-4 Family Residential Real Estate Loans

Residential loan originations are generated by our mortgage loan officers, in-house origination staff, marketing efforts, present customers, walk-in customers and referrals from real estate agents and builders. We focus our lending efforts primarily on the origination of loans secured by first mortgages on owner occupied 1-4 family residences. Substantially all of our 1-4 family residential originations are secured by properties located in or near our market areas.

Our 1-4 family residential loans generally have maturities ranging from 15 to 30 years. These loans are typically fully amortizing with monthly payments sufficient to repay the total amount of the loan. Our 1-4 family residential loans are made at both fixed and adjustable interest rates.

Underwriting for 1-4 family residential loans includes debt-to-income analysis, credit history analysis, appraised value and down payment considerations. Changes in the market value of real estate can affect the potential losses in the residential portfolio.

Commercial Real Estate Loans

Commercial real estate loans as of December 31, 2025 consisted of $1.94 billion of owner and non-owner occupied real estate, $742.7 million of loans secured by multi-family properties and $32.7 million of loans secured by farmland. Commercial real estate loans primarily include loans collateralized by retail, commercial office buildings, multi-family residential buildings, medical facilities and offices, senior living, assisted living and skilled nursing facilities, warehouse facilities, hotels and churches. In determining whether to originate commercial real estate loans, we generally consider such factors as the financial condition of the borrower and the debt service coverage of the property. Commercial real estate loans are made at both fixed and adjustable interest rates for terms generally up to 20 years.

Commercial Loans

Our commercial loans are diversified loan types including short-term working capital loans for inventory and accounts receivable and short- and medium-term loans for equipment or other business capital expansion. In our commercial loan underwriting, we assess the creditworthiness, ability to repay and the value and liquidity of the collateral being offered. Terms of commercial loans are generally commensurate with the useful life of the collateral offered.

Municipal Loans

We make loans to municipalities and school districts primarily throughout the state of Texas, with a small percentage originating outside of the state. The majority of the loans to municipalities and school districts have tax or revenue pledges and in some cases are additionally supported by collateral. Municipal loans made without a direct pledge of taxes or revenues are usually made based on some type of collateral that represents an essential service. These loans allow us to earn a higher yield than we could if we purchased municipal securities for similar durations.

Loans to Individuals

Substantially all originations of our loans to individuals are made to consumers in our market areas. The majority of loans to individuals are collateralized by titled equipment, which are primarily automobiles. Loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards we employ for consumer loans include an application and a determination of the applicant's payment history on other debts, with the greatest weight being given to payment history with us and an assessment of the borrower's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, in relation to the proposed loan amount. Most of our loans to individuals are collateralized, which management believes assists in limiting our exposure.

Credit Quality Indicators

We categorize loans into risk categories on an ongoing basis based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. We use the following definitions for risk ratings:

- Pass (Rating 1 – 4) – This rating is assigned to all satisfactory loans. This category, by definition, consists of acceptable credit. Credit and collateral exceptions should not be present, although their presence would not necessarily prohibit a loan from being rated Pass, if deficiencies are in the process of correction. These loans are not included in the Watch List.

- Pass Watch (Rating 5) – These loans require some degree of special treatment, but not due to credit quality. This category does not include loans specially mentioned or adversely classified; however, particular attention is warranted to characteristics such as:

    ▪ A lack of, or abnormally extended payment program;

    ▪ A heavy degree of concentration of collateral without sufficient margin;

    ▪ A vulnerability to competition through lesser or extensive financial leverage; and

    ▪ A dependence on a single or few customers or sources of supply and materials without suitable substitutes or alternatives.

- Special Mention (Rating 6) – A Special Mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in our credit position at some future date. Special Mention loans are not adversely classified and do not expose us to sufficient risk to warrant adverse classification.

- Substandard (Rating 7) – Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

- Doubtful (Rating 8) – Loans classified as Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation, in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

The following tables set forth the amortized cost basis by class of financing receivable and credit quality indicator for the periods presented (in thousands):

December 31, 2025	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2025	2024	2023	2022	2021	Prior		
Construction real estate:								
Pass	$ 139,542	$ 96,548	$ 60,041	$ 3,649	$ 15,979	$ 5,939	$ 148,759	$ 470,457
Pass watch	9,343	1,494	—	31	—	—	5,596	16,464
Special mention	47,492	—	—	—	407	58	13,468	61,425
Substandard	57	—	—	—	140	27	—	224
Doubtful	—	—	—	—	—	—	—	—
Total construction real estate	$ 196,434	$ 98,042	$ 60,041	$ 3,680	$ 16,526	$ 6,024	$ 167,823	$ 548,570
Current period gross charge-offs	$ —	$ —	$ 1	$ —	$ —	$ —	$ —	$ 1
1-4 family residential real estate:								
Pass	$ 48,099	$ 50,197	$ 68,149	$ 143,782	$ 127,149	$ 278,702	$ 583	$ 716,661
Pass watch	—	—	—	—	—	—	—	—
Special mention	—	—	—	—	—	1,508	—	1,508
Substandard	2,380	—	112	—	658	2,199	269	5,618
Doubtful	—	165	265	—	—	137	—	567
Total 1-4 family residential real estate	$ 50,479	$ 50,362	$ 68,526	$ 143,782	$ 127,807	$ 282,546	$ 852	$ 724,354
Current period gross charge-offs	$ —	$ 56	$ —	$ —	$ —	$ 13	$ —	$ 69
Commercial real estate:								
Pass	$ 745,975	$ 213,269	$ 343,198	$ 384,505	$ 382,748	$ 256,509	$ 43,971	$ 2,370,175
Pass watch	21,226	—	49,316	34,440	—	287	—	105,269
Special mention	—	—	2,691	78,401	—	6,383	—	87,475
Substandard	30,044	—	—	101,330	12,097	6,426	—	149,897
Doubtful	—	—	—	—	—	—	—	—
Total commercial real estate	$ 797,245	$ 213,269	$ 395,205	$ 598,676	$ 394,845	$ 269,605	$ 43,971	$ 2,712,816
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial loans:								
Pass	$ 124,358	$ 41,277	$ 27,101	$ 27,035	$ 8,388	$ 4,627	$ 189,290	$ 422,076
Pass watch	21	43	—	—	36	—	—	100
Special mention	204	202	177	469	590	3	532	2,177
Substandard	1,341	12,858	1,333	713	75	38	3,497	19,855
Doubtful	79	134	111	86	90	12	—	512
Total commercial loans	$ 126,003	$ 54,514	$ 28,722	$ 28,303	$ 9,179	$ 4,680	$ 193,319	$ 444,720
Current period gross charge-offs	$ —	$ 1,689	$ 409	$ 139	$ 139	$ 23	$ —	$ 2,399
Municipal loans:								
Pass	$ 2,135	$ 1,800	$ 31,542	$ 54,168	$ 59,342	$ 197,733	$ —	$ 346,720
Pass watch	—	—	—	—	—	—	—	—
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total municipal loans	$ 2,135	$ 1,800	$ 31,542	$ 54,168	$ 59,342	$ 197,733	$ —	$ 346,720
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Loans to individuals:								
Pass	$ 16,861	$ 8,627	$ 4,980	$ 3,682	$ 2,524	$ 1,856	$ 2,049	$ 40,579
Pass watch	—	—	—	—	—	—	—	—
Special mention	8	—	—	—	—	—	—	8
Substandard	3	1	8	2	—	—	—	14
Doubtful	185	20	3	1	—	1	—	210
Total loans to individuals	$ 17,057	$ 8,648	$ 4,991	$ 3,685	$ 2,524	$ 1,857	$ 2,049	$ 40,811
Current period gross charge-offs [1]	$ 1,620	$ 34	$ 24	$ 68	$ 24	$ 18	$ —	$ 1,788
Total loans	$1,189,353	$ 426,635	$ 589,027	$ 832,294	$ 610,223	$ 762,445	$ 408,014	$ 4,817,991
Total current period gross charge-offs [1]	$ 1,620	$ 1,779	$ 434	$ 207	$ 163	$ 54	$ —	$ 4,257

(1) Includes $1.2 million in charged off demand deposit overdrafts reported as 2025 originations.

December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior		
Construction real estate:								
Pass	$ 130,555	$ 122,724	$ 46,499	$ 17,710	$ 3,564	$ 5,923	$ 132,096	$ 459,071
Pass watch	209	—	59,700	—	574	591	16,999	78,073
Special mention	—	—	—	429	—	72	—	501
Substandard	—	112	—	59	—	—	—	171
Doubtful	—	—	—	—	—	11	—	11
Total construction real estate	$ 130,764	$ 122,836	$ 106,199	$ 18,198	$ 4,138	$ 6,597	$ 149,095	$ 537,827
Current period gross charge-offs	$ —	$ 24	$ —	$ —	$ —	$ —	$ —	$ 24
1-4 family residential real estate:								
Pass	$ 43,040	$ 65,458	$ 153,335	$ 139,048	$ 106,116	$ 226,550	$ 1,524	$ 735,071
Pass watch	—	—	—	—	—	—	—	—
Special mention	—	—	—	505	—	—	—	505
Substandard	50	225	—	225	1,326	2,833	—	4,659
Doubtful	—	—	—	—	—	161	—	161
Total 1-4 family residential real estate	$ 43,090	$ 65,683	$ 153,335	$ 139,778	$ 107,442	$ 229,544	$ 1,524	$ 740,396
Current period gross charge-offs	$ —	$ 31	$ —	$ —	$ 10	$ 220	$ —	$ 261
Commercial real estate:								
Pass	$ 363,370	$ 410,213	$ 632,216	$ 509,927	$ 132,562	$ 223,551	$ 41,568	$ 2,313,407
Pass watch	—	11,953	65,206	22,440	4,090	24,599	983	129,271
Special mention	3,983	—	79,280	175	—	13,232	—	96,670
Substandard	—	—	27,994	6,409	250	5,649	—	40,302
Doubtful	—	—	—	—	—	85	—	85
Total commercial real estate	$ 367,353	$ 422,166	$ 804,696	$ 538,951	$ 136,902	$ 267,116	$ 42,551	$ 2,579,735
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 78	$ —	$ 78
Commercial loans:								
Pass	$ 83,118	$ 51,895	$ 39,449	$ 13,887	$ 5,875	$ 3,091	$ 155,671	$ 352,986
Pass watch	—	30	603	787	29	513	4,972	6,934
Special mention	—	327	29	83	—	101	180	720
Substandard	365	99	281	137	22	1	1,100	2,005
Doubtful	31	244	134	61	—	52	—	522
Total commercial loans	$ 83,514	$ 52,595	$ 40,496	$ 14,955	$ 5,926	$ 3,758	$ 161,923	$ 363,167
Current period gross charge-offs	$ 24	$ 462	$ 590	$ 85	$ —	$ 12	$ —	$ 1,173
Municipal loans:								
Pass	$ 1,949	$ 34,398	$ 57,862	$ 64,041	$ 41,115	$ 188,309	$ —	$ 387,674
Pass watch	—	—	—	—	892	2,402	—	3,294
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total municipal loans	$ 1,949	$ 34,398	$ 57,862	$ 64,041	$ 42,007	$ 190,711	$ —	$ 390,968
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Loans to individuals:								
Pass	$ 18,765	$ 10,881	$ 7,719	$ 5,949	$ 2,900	$ 949	$ 2,215	$ 49,378
Pass watch	—	—	—	—	—	—	—	—
Special mention	—	—	—	—	—	—	—	—
Substandard	—	2	28	—	—	4	1	35
Doubtful	—	8	67	2	8	6	—	91
Total loans to individuals	$ 18,765	$ 10,891	$ 7,814	$ 5,951	$ 2,908	$ 959	$ 2,216	$ 49,504
Current period gross charge-offs [1]	$ 1,655	$ 34	$ 43	$ 26	$ 33	$ 33	$ —	$ 1,824
Total loans	$ 645,435	$ 708,569	$1,170,402	$ 781,874	$ 299,323	$ 698,685	$ 357,309	$ 4,661,597
Total current period gross charge-offs [1]	$ 1,679	$ 551	$ 633	$ 111	$ 43	$ 343	$ —	$ 3,360

(1) Includes $1.2 million in charged off demand deposit overdrafts reported as 2024 originations.

Watch List loans reported as 2025 originations as of December 31, 2025 and Watch List loans reported as 2024 originations as of December 31, 2024 were, for the majority, first originated in various years prior to 2025 and 2024, respectively, but were renewed in the respective year.

The following tables present the aging of the amortized cost basis in past due loans by class of loans (in thousands):

| | December 31, 2025 | | | | | |
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
Real estate loans:						
Construction	$ 416	$ 1,407	$ —	$ 1,823	$ 546,747	$ 548,570
1-4 family residential	4,324	693	1,284	6,301	718,053	724,354
Commercial	1,647	5,447	—	7,094	2,705,722	2,712,816
Commercial loans	1,132	640	380	2,152	442,568	444,720
Municipal loans	—	—	—	—	346,720	346,720
Loans to individuals	353	—	—	353	40,458	40,811
Total	$ 7,872	$ 8,187	$ 1,664	$ 17,723	$ 4,800,268	$ 4,817,991

| | December 31, 2024 | | | | | |
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
Real estate loans:						
Construction	$ 92	$ 5	$ —	$ 97	$ 537,730	$ 537,827
1-4 family residential	3,217	1,328	262	4,807	735,589	740,396
Commercial	2,054	331	—	2,385	2,577,350	2,579,735
Commercial loans	2,881	649	407	3,937	359,230	363,167
Municipal loans	—	—	—	—	390,968	390,968
Loans to individuals	108	48	20	176	49,328	49,504
Total	$ 8,352	$ 2,361	$ 689	$ 11,402	$ 4,650,195	$ 4,661,597

The following table sets forth the amortized cost basis of nonperforming assets for the periods presented (in thousands):

	December 31, 2025	December 31, 2024
Nonaccrual loans:		
Real estate loans:		
Construction	$ 18	$ 122
1-4 family residential	4,939	1,734
Commercial	1,220	171
Commercial loans	4,091	1,067
Loans to individuals	218	91
Total nonaccrual loans [1]	10,486	3,185
Accruing loans past due more than 90 days	—	—
Restructured loans	27,509	2
OREO	248	388
Repossessed assets	—	14
Total nonperforming assets	$ 38,243	$ 3,589

(1) Includes $2.0 million and $63,000 of restructured loans as of December 31, 2025 and December 31, 2024, respectively.

The increase in restructured loans was due to the extension of maturity on a $27.5 million commercial real estate loan in the first quarter of 2025. We reversed $83,000 and $72,000 of interest income on nonaccrual loans during the years ended December 31, 2025 and 2024, respectively. We had $2.7 million and $650,000 of loans on nonaccrual for which there was no related allowance for credit losses as of December 31, 2025 and 2024, respectively.

Collateral-dependent loans are loans that we expect the repayment to be provided substantially through the operation or sale of the collateral of the loan and for which we have determined that the borrower is experiencing financial difficulty. In such cases, expected credit losses are based on the fair value of the collateral at the measurement date, adjusted for selling costs. As of December 31, 2025 and 2024, we had $38.4 million and $6.9 million, respectively, of collateral-dependent loans, secured mainly by real estate and equipment. There have been no significant changes to the collateral that secures the collateral-dependent assets. Foreclosed assets include OREO and repossessed assets. For 1-4 family residential real estate properties, a loan is recognized as a foreclosed property once legal title to the real estate property has been received upon completion of foreclosure or the borrower has conveyed all interest in the residential property through a deed in lieu of foreclosure. There were no loans secured by 1-4 family residential properties for which formal foreclosure proceedings were in process as of December 31, 2025. There were $40,000 in loans secured by 1-4 family residential properties for which formal foreclosure proceedings were in process as of December 31, 2024.

Restructured Loans

A loan is considered restructured if the borrower is experiencing financial difficulties and the loan has been modified. Modifications may include interest rate reductions, restructuring amortization schedules, extensions of maturity or a combination of any of these modifications intended to minimize potential losses. In most instances, interest will continue to be charged on principal balances outstanding during the extended term. Therefore, the financial effects of the recorded investment of loans restructured during the year ended December 31, 2025 were not significant.

The following table sets forth the recorded balance of restructured loans and type of modification by class of loans during the periods presented (dollars in thousands):

| | Year Ended December 31, 2025 | | | | | |
	Amortization Period Extension	Interest Rate Reduction	Combination	Total Modifications	Number of Loans	Percent of Total Class
Real estate loans:						
Commercial	$ 27,500	$ —	$ —	$ 27,500	1	1.01 %
Commercial loans	1,837	—	—	1,837	14	0.41 %
Loans to individuals	194	—	—	194	2	0.48 %
Total	$ 29,531	$ —	$ —	$ 29,531	17	

| | Year Ended December 31, 2024 | | | | | |
	Amortization Period Extension	Interest Rate Reduction	Combination	Total Modifications	Number of Loans	Percent of Total Class
Commercial loans	$ 20	$ —	$ —	$ 20	1	0.01 %
Loans to individuals	—	—	2	2	1	—
Total	$ 20	$ —	$ 2	$ 22	2	

There were 17 restructured loans totaling $29.5 million and three restructured loans totaling $65,000 included in nonperforming assets as of December 31, 2025 and December 31, 2024, respectively.

On an ongoing basis, performance of restructured loans are monitored for subsequent payment default. Payment default is recognized when the borrower is 90 days or more past due. As of December 31, 2025, there were $73,000 restructured loans in default. As of December 31, 2024, there were no restructured loans in default. Payment defaults for restructured loans did not significantly impact the determination of the allowance for loan losses in the periods presented. At December 31, 2025, there were no commitments to lend additional funds to borrowers whose loans had been restructured.

Allowance for Loan Losses

The following tables detail activity in the allowance for loan losses by portfolio segment for the periods presented (in thousands):

Year Ended December 31, 2025

| | Real Estate | | | Commercial | Municipal | Loans to | |
	Construction	1-4 Family Residential	Commercial	Loans	Loans	Individuals	Total
Balance at beginning of period	$ 3,958	$ 2,780	$ 35,526	$ 2,448	$ 16	$ 156	$ 44,884
Loans charged-off	(1)	(69)	—	(2,399)	—	(1,788)	(4,257)
Recoveries of loans charged-off	—	30	17	671	—	752	1,470
Net loans (charged-off) recovered	(1)	(39)	17	(1,728)	—	(1,036)	(2,787)
Provision for (reversal of) loan losses	3,994	89	(6,138)	3,868	(3)	1,193	3,003
Balance at end of period	$ 7,951	$ 2,830	$ 29,405	$ 4,588	$ 13	$ 313	$ 45,100

Year Ended December 31, 2024

| | Real Estate | | | Commercial | Municipal | Loans to | |
	Construction	1-4 Family Residential	Commercial	Loans	Loans	Individuals	Total
Balance at beginning of period	$ 5,287	$ 2,840	$ 32,266	$ 2,086	$ 19	$ 176	$ 42,674
Loans charged-off	(24)	(261)	(78)	(1,173)	—	(1,824)	(3,360)
Recoveries of loans charged-off	—	99	6	386	—	942	1,433
Net loans (charged-off) recovered	(24)	(162)	(72)	(787)	—	(882)	(1,927)
Provision for (reversal of) loan losses	(1,305)	102	3,332	1,149	(3)	862	4,137
Balance at end of period	$ 3,958	$ 2,780	$ 35,526	$ 2,448	$ 16	$ 156	$ 44,884

Year Ended December 31, 2023

| | Real Estate | | | Commercial | Municipal | Loans to | |
	Construction	1-4 Family Residential	Commercial	Loans	Loans	Individuals	Total
Balance at beginning of period	$ 3,164	$ 2,173	$ 28,701	$ 2,235	$ 45	$ 197	$ 36,515
Loans charged-off [1]	(92)	(119)	(788)	(1,283)	—	(1,922)	(4,204)
Recoveries of loans charged-off	2	110	1	298	—	1,043	1,454
Net loans (charged-off) recovered	(90)	(9)	(787)	(985)	—	(879)	(2,750)
Provision for (reversal of) loan losses	2,213	676	4,352	836	(26)	858	8,909
Balance at end of period	$ 5,287	$ 2,840	$ 32,266	$ 2,086	$ 19	$ 176	$ 42,674

(1) Included in charge-offs for the year ended December 31, 2023 is a $788,000 write down to fair value an $8.1 million commercial real estate loan relationship transferred to held for sale.

The accrued interest receivable on our loan receivables is excluded from the allowance for credit loss estimate and is included in interest receivable on our consolidated balance sheets. As of December 31, 2025 and December 31, 2024, the accrued interest on our loan portfolio was $19.6 million and $20.2 million, respectively.

6. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2025 and 2024 are summarized as follows (in thousands):

| | December 31, | |
	2025	2024
Premises	$ 213,643	$ 199,348
Furniture and equipment	45,906	45,145
	259,549	244,493
Less: Accumulated depreciation	107,256	102,845
Total	$ 152,293	$ 141,648

Assets with accumulated depreciation of $3.2 million and $851,000 were written off for the years ended December 31, 2025 and 2024, respectively.

Depreciation expense was $7.6 million, $8.3 million and $8.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

7. DEPOSITS

Deposits in the accompanying consolidated balance sheets are classified as follows (in thousands):

	December 31, 2025	December 31, 2024
Noninterest bearing demand deposits:		
Private accounts	$ 1,380,468	$ 1,301,298
Public accounts	52,661	55,854
Total noninterest bearing demand deposits	1,433,129	1,357,152
Interest bearing deposits:		
Private accounts:		
Savings accounts	662,584	593,322
Interest bearing demand accounts	2,725,835	2,583,494
CDs of $250,000 or more	336,015	285,426
CDs under $250,000	606,194	658,286
Total private accounts	4,330,628	4,120,528
Public accounts:		
Savings accounts	1,828	2,236
Interest bearing demand accounts	734,298	905,615
CDs of $250,000 or more	362,248	265,697
CDs under $250,000	3,028	3,020
Total public accounts	1,101,402	1,176,568
Total interest bearing deposits	5,432,030	5,297,096
Total deposits	$ 6,865,159	$ 6,654,248

For the years ended December 31, 2025, 2024 and 2023, interest expense on CDs of $250,000 or more was $29.6 million, $21.7 million and $13.0 million, respectively.

At December 31, 2025, the scheduled maturities of CDs, including public accounts, were as follows (in thousands):

2026	$ 1,236,984
2027	57,417
2028	6,289
2029	3,326
2030	3,445
2031 and thereafter	24
	$ 1,307,485

Brokered deposits may consist of CDs and non-maturity deposits. At December 31, 2025, we had $19.8 million brokered CDs. Brokered non-maturity deposits were $652.4 million at December 31, 2025 with a weighted average cost of 359 basis points. As of December 31, 2024, we had $115.7 million in brokered CDs and $627.1 million in brokered non-maturity deposits with a weighted average cost of 321 basis points. Our current policy allows for maximum brokered deposits of the lesser of $1.05 billion or 12% of total assets.

At December 31, 2025 and 2024, we had approximately $6.0 million and $7.9 million, respectively, in deposits from related parties, including directors and named executive officers.

The aggregate amount of demand deposit overdrafts that have been reclassified as loans were $1.0 million and $1.2 million at December 31, 2025 and 2024, respectively.

8. BORROWING ARRANGEMENTS

Information related to borrowings is provided in the table below (dollars in thousands):

	December 31, 2025	December 31, 2024
Other borrowings:		
Balance at end of period	$ 208,657	$ 76,443
Average amount outstanding during the period [1]	107,989	205,743
Maximum amount outstanding during the period [2]	297,359	597,765
Weighted average interest rate during the period [3]	4.5 %	5.7 %
Interest rate at end of period [4]	3.6 %	3.6 %
FHLB borrowings:		
Balance at end of period	$ 211,136	$ 731,909
Average amount outstanding during the period [1]	372,342	601,366
Maximum amount outstanding during the period [2]	651,782	760,046
Weighted average interest rate during the period [3]	3.7 %	4.1 %
Interest rate at end of period [5]	2.9 %	3.7 %

(1) The average amount outstanding during the period was computed by dividing the total daily outstanding principal balances by the number of days in the period.
(2) The maximum amount outstanding at any month-end during the period.
(3) The weighted average interest rate during the period was computed by dividing the actual interest expense by the average amount outstanding during the period. The weighted average interest rate on FHLB borrowings includes the effect of interest rate swaps.
(4) Stated rate.
(5) The interest rate on FHLB borrowings includes the effect of interest rate swaps.

Maturities of the obligations associated with our borrowing arrangements based on scheduled repayments at December 31, 2025 are as follows (in thousands):

	Payments Due by Period						
	Less than 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Thereafter	Total
Other borrowings	$ 208,657	$ —	$ —	$ —	$ —	$ —	$ 208,657
FHLB borrowings	210,484	406	246	—	—	—	211,136
Total obligations	$ 419,141	$ 406	$ 246	$ —	$ —	$ —	$ 419,793

Other borrowings may include federal funds purchased, repurchase agreements and borrowings from the Federal Reserve through the FRDW. Southside Bank has three unsecured lines of credit for the purchase of overnight federal funds at prevailing rates with Frost Bank, Amegy Bank, TIB – The Independent Bankers Bank for $40.0 million, $25.0 million and $15.0 million, respectively. There were no federal funds purchased at December 31, 2025 or 2024. To provide more liquidity in response to economic conditions in recent years, the Federal Reserve has encouraged broader use of the discount window. At December 31, 2025, the amount of additional funding the Bank could obtain from the FRDW, collateralized by securities, was approximately $241.8 million. There were $110.0 million in borrowings from the FRDW at December 31, 2025. There were no borrowings from the FRDW at December 31, 2024. Southside Bank has a $5.0 million line of credit with Frost Bank to be used to issue letters of credit, and at December 31, 2025, the line had one outstanding letter of credit for $155,000. Southside Bank currently has two outstanding letters of credit from FHLB held as collateral for loans totaling $6.2 million.

Southside Bank enters into sales of securities under repurchase agreements. These repurchase agreements totaled $98.7 million at December 31, 2025, and $76.4 million at December 31, 2024, and had maturities of less than one year. Repurchase agreements are secured by investment and MBS and are stated at the amount of cash received in connection with the transaction.

FHLB borrowings represent borrowings with fixed interest rates ranging from 1.26% to 4.80% (including the effect of interest rate swaps) and with remaining maturities of 5 days to 2.5 years at December 31, 2025. FHLB borrowings may be collateralized by FHLB stock, nonspecified loans and/or securities. At December 31, 2025, the amount of additional funding Southside Bank could obtain from FHLB was approximately $2.45 billion, net of FHLB stock purchases required.

9. LONG-TERM DEBT

Information related to our long-term debt is summarized as follows for the periods presented (in thousands):

	December 31, 2025	December 31, 2024
Subordinated notes: [1]		
3.875% Subordinated notes, net of unamortized debt issuance costs [2]	$ 92,190	$ 92,042
7.00% Subordinated notes, net of unamortized debt issuance costs [3]	147,488	—
Total Subordinated notes	239,678	92,042
Trust preferred subordinated debentures: [4]		
Southside Statutory Trust III, net of unamortized debt issuance costs [5]	20,587	20,582
Southside Statutory Trust IV	23,196	23,196
Southside Statutory Trust V	12,887	12,887
Magnolia Trust Company I	3,609	3,609
Total Trust preferred subordinated debentures	60,279	60,274
Total Long-term debt	$ 299,957	$ 152,316

(1) This debt consists of subordinated notes with a remaining maturity greater than one year that qualify under the risk-based capital guidelines as Tier 2 capital, subject to certain limitations.

(2) The unamortized discount and debt issuance costs reflected in the carrying amount of the subordinated notes totaled approximately $810,000 at December 31, 2025 and $958,000 at December 31, 2024.

(3) The unamortized discount and debt issuance costs reflected in the carrying amount of the subordinated notes totaled approximately $2.5 million at December 31, 2025.

(4) This debt consists of trust preferred securities that qualify under the risk-based capital guidelines as Tier 1 capital, subject to certain limitations.

(5) The unamortized debt issuance costs reflected in the carrying amount of the Southside Statutory Trust III junior subordinated debentures totaled $32,000 at December 31, 2025 and $37,000 at December 31, 2024.

As of December 31, 2025, the details of the subordinated notes and the trust preferred subordinated debentures are summarized below (dollars in thousands):

	Date Issued	Amount Issued	Fixed or Floating Rate	Interest Rate	Maturity Date
3.875% Subordinated Notes [1]	November 6, 2020	$ 100,000	Fixed-to-Floating	3 month SOFR + 3.66%	November 15, 2030
7.00% Subordinated Notes	August 14, 2025	$ 150,000	Fixed-to-Floating	7.00%	August 15, 2035
Southside Statutory Trust III	September 4, 2003	$ 20,619	Floating	3 month SOFR + 3.20%	September 4, 2033
Southside Statutory Trust IV	August 8, 2007	$ 23,196	Floating	3 month SOFR + 1.56%	October 30, 2037
Southside Statutory Trust V	August 10, 2007	$ 12,887	Floating	3 month SOFR + 2.51%	September 15, 2037
Magnolia Trust Company I [2]	May 20, 2005	$ 3,609	Floating	3 month SOFR + 2.06%	November 23, 2035

(1) On April 4, 2024 and June 14, 2023, the Company repurchased $2.0 million and $5.0 million, respectively, of the $100.0 million fixed-to-floating rate subordinated notes that mature on November 15, 2030.

(2) On October 10, 2007, as part of an acquisition we assumed $3.6 million of floating rate junior subordinated debentures issued in 2005 to Magnolia Trust Company I.

On November 6, 2020, the Company issued $100.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes that mature on November 15, 2030. This debt initially charged interest at a fixed rate of 3.875% per year through

November 14, 2025 and thereafter, adjusts quarterly at a floating rate equal to the then current three-month term SOFR, as published by the FRBNY, plus 366 basis points. The proceeds from the sale of the subordinated notes were used for general corporate purposes.

On August 14, 2025, the Company issued $150.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes that mature on August 15, 2035. This debt initially bears interest at a fixed rate of 7.00% per year through August 15, 2030 and thereafter, adjusts quarterly at a floating rate equal to the then current three-month term SOFR, as published by the FRBNY, plus 357 basis points. The proceeds from the sale of the subordinated notes were used for general corporate purposes.

10. EMPLOYEE BENEFITS

Deferred Compensation Agreements

Southside Bank has deferred compensation agreements with 28 of its executive officers, which generally provide for payment of an aggregate amount of $9.3 million over a maximum period of 15 years after retirement or death. Of the 28 executives included in the agreements, payments have commenced to nine former executives and/or their beneficiaries. Deferred compensation expense was $304,000, $330,000 and $86,000 for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025 and 2024, the deferred compensation plan liability totaled $3.2 million.

Health Insurance

We provide accident and health insurance for substantially all employees through a self-funded insurance program. The cost of health care benefits was $8.7 million, $8.9 million and $8.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Employee Stock Ownership Plan

We have an ESOP which covers substantially all employees. Contributions to the ESOP are at the sole discretion of the board of directors. We contributed $1.0 million to the ESOP for the years ended December 31, 2025, 2024 and 2023. At December 31, 2025 and 2024, the ESOP owned 412,155 and 352,473 shares of common stock, respectively. These shares are treated as externally held shares for dividend and earnings per share calculations.

Long-term Disability

We have an officer's long-term disability income policy which provides coverage in the event they become disabled as defined under its terms. Individuals are automatically covered under the policy if they (a) have been elected as an officer, and (b) have been an employee of Southside Bank for three years. The policy provides, among other things, that should a covered individual become totally disabled he would receive two-thirds of his current salary, not to exceed $15,000 per month. The benefits paid out of the policy are limited by the benefits paid to the individual under the terms of our other Company-sponsored benefit plans.

Split Dollar Agreements

We have split dollar agreements with six of our executive officers, two of which were actively employed with us as of December 31, 2025. The agreements provide we will be the beneficiary of BOLI insuring the executives' lives. The agreements provide the executives the right to designate the beneficiaries of the death benefits guaranteed in each agreement. As of December 31, 2025, the estimated death benefits for the six executives totaled $6.2 million. The agreements also state that after the executive's retirement, we shall also pay an annual gross-up bonus to the executive in an amount sufficient to enable the executive to pay federal income tax on both the economic benefit and on the gross-up bonus. The expense required to record the post retirement liability associated with the split dollar post retirement bonuses was $4,000 for the year ended December 31, 2025, and a credit to expense of $28,000 and $95,000 for the years ended December 31, 2024 and 2023, respectively. For the years ended December 31, 2025 and 2024, the split dollar liability totaled $1.6 million.

<u>401(k) Plan</u>

We have a 401(k) Plan covering substantially all employees that permits each participant to make before- or after-tax contributions subject to certain limits imposed by the Internal Revenue Code. Beginning January 1, 2017, eligible employees may participate in the 401(k) Plan after they have worked at least 30 days with the Company. For the years ended December 31, 2025, 2024 and 2023, expense attributable to the 401(k) Plan totaled $2.2 million.

<u>Retirement Plans</u>

We have a defined benefit pension plan pursuant to which participants are entitled to benefits based on final average monthly compensation and years of credited service determined in accordance with plan provisions.

We have a nonfunded supplemental retirement plan for our employees whose benefits under the principal retirement plan are reduced because of compensation deferral elections or limitations under federal tax laws.

Entrance into the Retirement Plan by new employees was frozen effective December 31, 2005. Employees hired after December 31, 2005 are not eligible to participate in the Retirement Plan. All remaining participants in the Retirement Plan are fully vested. Benefits are payable monthly commencing on the later of age 65 or the participant's date of retirement. Eligible participants may retire at reduced benefit levels after reaching age 55. We contribute amounts to the pension fund sufficient to satisfy funding requirements of the Employee Retirement Income Security Act. Effective December 31, 2020, all future benefit accruals and accrual of benefit service, including consideration of compensation increases, were frozen. No further benefits have been or will be earned by employees since that date.

Retirement Plan assets did not include any shares of our stock at December 31, 2025 or 2024. During 2025, our funded status improved, and at December 31, 2025, we had a funded status of $10.3 million compared to a funded status of $9.2 million at December 31, 2024. The improvement in the funded status was a result of a greater than expected return on the fair value of plan assets since December 31, 2024, partially offset by a decrease in the discount rate to better reflect the current market conditions at December 31, 2025 compared to December 31, 2024.

In connection with the acquisition of Omni, we acquired the OmniAmerican Bank Defined Benefit Plan which was remeasured at fair value. The Acquired Retirement Plan originally called for benefits to be paid to eligible employees at retirement based primarily upon years of service and the compensation levels at retirement. As of December 31, 2006, the benefits under the Acquired Retirement Plan were frozen by Omni. No further benefits have been or will be earned by employees since that date. In addition, no new participants may be added to the Acquired Retirement Plan after December 31, 2006. During 2025, our funded status remained relatively unchanged with a funded status of $1.1 million at December 31, 2025 and 2024. Subsequent to December 31, 2025, the Acquired Retirement Plan was merged with the Retirement Plan effective January 1, 2026.

We use a measurement date of December 31 for our plans.

Activity in our defined benefit pension plans and restoration plan were as follows (in thousands):

	Years Ended December 31,								
	2025			2024			2023		
	Retirement Plan	Acquired Retirement Plan	Restoration Plan	Retirement Plan	Acquired Retirement Plan	Restoration Plan	Retirement Plan	Acquired Retirement Plan	Restoration Plan
	(in thousands)								
Change in Projected Benefit Obligation:									
Benefit obligation at end of prior year	$ 68,307	$ 2,057	$ 16,848	$ 73,165	$ 2,246	$ 16,176	$ 69,869	$ 2,379	$ 15,463
Interest cost	3,682	113	895	3,620	105	859	3,771	126	831
Actuarial (gain) loss	782	205	1,112	(4,182)	(220)	666	3,856	201	555
Benefits paid	(4,499)	(69)	(855)	(4,296)	(74)	(853)	(4,218)	(61)	(673)
Expenses paid	—	—	—	—	—	—	(113)	(88)	—
Settlements	—	(1,739)	—	—	—	—	—	(311)	—
Benefit obligation at end of year	68,272	567	18,000	68,307	2,057	16,848	73,165	2,246	16,176
Change in Plan Assets:									
Fair value of plan assets at end of prior year	77,488	3,152	—	81,551	3,085	—	76,735	3,128	—
Actual return on plan assets	5,613	303	—	233	141	—	9,147	417	—
Employer contributions	—	—	855	—	—	853	—	—	673
Benefits paid	(4,499)	(69)	(855)	(4,296)	(74)	(853)	(4,218)	(61)	(673)
Expenses paid	—	—	—	—	—	—	(113)	(88)	—
Settlements	—	(1,739)	—	—	—	—	—	(311)	—
Fair value of plan assets at end of year	78,602	1,647	—	77,488	3,152	—	81,551	3,085	—
(Un)Funded status at end of year	10,330	1,080	(18,000)	9,181	1,095	(16,848)	8,386	839	(16,176)
Accrued benefit (liability) asset recognized	$ 10,330	$ 1,080	$ (18,000)	$ 9,181	$ 1,095	$ (16,848)	$ 8,386	$ 839	$ (16,176)
Accumulated benefit obligation at end of year	$ 68,272	$ 567	$ 18,000	$ 68,307	$ 2,057	$ 16,848	$ 73,165	$ 2,246	$ 16,176

Amounts related to our defined benefit pension plans and restoration plan recognized as a component of other comprehensive income (loss) were as follows (in thousands):

	Years Ended December 31,								
	2025			2024			2023		
	Retirement Plan	Acquired Retirement Plan	Restoration Plan	Retirement Plan	Acquired Retirement Plan	Restoration Plan	Retirement Plan	Acquired Retirement Plan	Restoration Plan
Recognition of net loss	$ 2,374	$ —	$ 85	$ 578	$ —	$ 51	$ 726	$ —	$ 30
Recognition of gain due to settlement	—	(192)	—	—	—	—	—	(16)	—
Net gain (loss) occurring during the year	757	(39)	(1,112)	(442)	180	(666)	718	29	(555)
	3,131	(231)	(1,027)	136	180	(615)	1,444	13	(525)
Deferred tax (expense) benefit	(658)	49	216	(29)	(37)	129	(303)	(3)	110
Other comprehensive income (loss), net of tax	$ 2,473	$ (182)	$ (811)	$ 107	$ 143	$ (486)	$ 1,141	$ 10	$ (415)

The noncash adjustment to the employee benefit plan assets and/or liabilities, consisting of changes in net loss, was $(2.1) million and $299,000 for the years ended December 31, 2025 and 2024, respectively.

Net amounts recognized in net periodic benefit cost and other comprehensive income (loss) were as follows (in thousands):

	December 31, 2025			December 31, 2024		
	Retirement Plan	Acquired Retirement Plan	Restoration Plan	Retirement Plan	Acquired Retirement Plan	Restoration Plan
Net loss	$ 2,374	$ —	$ 85	$ 578	$ —	$ 51
Deferred tax expense	(498)	—	(18)	(121)	—	(11)
Accumulated other comprehensive income (loss), net of tax	$ 1,876	$ —	$ 67	$ 457	$ —	$ 40

Amounts recognized as a component of accumulated other comprehensive income (loss) were as follows (in thousands):

| | December 31, 2025 | | | December 31, 2024 | | |
	Retirement Plan	Acquired Retirement Plan	Restoration Plan	Retirement Plan	Acquired Retirement Plan	Restoration Plan
Net gain (loss)	$ (18,089)	$ 62	$ (4,153)	$ (21,220)	$ 293	$ (3,126)
Deferred tax (expense) benefit	3,798	(12)	872	4,456	(61)	656
Accumulated other comprehensive income (loss), net of tax	$ (14,291)	$ 50	$ (3,281)	$ (16,764)	$ 232	$ (2,470)

Net periodic pension cost and postretirement benefit cost included the following components (in thousands):

| | | Years Ended December 31, | |
	2025	2024	2023
Retirement Plan:			
Interest cost	$ 3,682	$ 3,620	$ 3,771
Expected return on assets	(4,074)	(4,857)	(4,573)
Net loss amortization	2,374	578	726
Net periodic benefit cost (income)	$ 1,982	$ (659)	$ (76)
Acquired Retirement Plan:			
Interest cost	$ 113	$ 105	$ 126
Expected return on assets	(137)	(180)	(187)
Gain recognized due to settlement	(192)	—	(16)
Net periodic benefit cost (income)	$ (216)	$ (75)	$ (77)
Restoration Plan:			
Interest cost	$ 895	$ 859	$ 831
Net loss amortization	85	51	30
Net periodic benefit cost	$ 980	$ 910	$ 861

The Retirement Plan and Acquired Retirement Plan assets, which consist primarily of marketable equity and debt instruments, are valued using market quotations in active markets for identical assets, or market quotations for similar assets in active or non-active markets. The Retirement Plans' obligations and the annual pension expense are determined by independent actuaries and through the use of a number of assumptions. Key assumptions in measuring the Retirement Plans' obligations include the discount rate and the estimated future return on plan assets.

The discount rate is determined by matching the future benefit payments of the Retirement Plans to a portfolio of high quality corporate bonds as of the measurement date, December 31, 2025. The expected long-term rate of return assumption reflects the average return expected based on the investment strategies and asset allocation of the assets invested to provide for the Retirement Plans' liabilities. We considered broad equity and bond indices, long-term return projections and actual long-term historical Plan performance when evaluating the expected long-term rate of return assumption.

The assumptions used to determine the benefit obligation were as follows:

| | December 31, 2025 | | | December 31, 2024 | | |
	Retirement Plan	Acquired Retirement Plan	Restoration Plan	Retirement Plan	Acquired Retirement Plan	Restoration Plan
Discount rate	5.45 %	5.75 %	5.29 %	5.58 %	5.71 %	5.47 %

The assumptions used to determine net periodic pension cost and postretirement benefit cost were as follows:

	Years Ended December 31,		
	2025	2024	2023
Retirement Plan:			
Discount rate	5.58 %	5.13 %	5.46 %
Expected long-term rate of return on plan assets	5.80 %	6.13 %	6.13 %
Acquired Retirement Plan:			
Discount rate	5.71 %	5.13 %	5.46 %
Expected long-term rate of return on plan assets	6.30 %	6.13 %	6.13 %
Restoration Plan:			
Discount rate	5.47 %	5.13 %	5.46 %

Material changes in pension benefit costs may occur in the future due to changes in these assumptions. Future annual amounts could be impacted by changes in the number of Plan participants, changes in the level of benefits provided, changes in the discount rates, changes in the expected long-term rate of return, changes in the level of contributions to the Retirement Plan and other factors.

The major categories of assets in the Plan and the Acquired Retirement Plan are presented in the following table (in thousands). Assets are segregated by the level of the valuation inputs within the fair value hierarchy established by ASC Topic 820 "Fair Value Measurements and Disclosures," utilized to measure fair value (see "Note 12 – Fair Value Measurement"). Our Restoration Plan is unfunded.

	December 31, 2025		December 31, 2024	
	Retirement Plan	Acquired Retirement Plan	Retirement Plan	Acquired Retirement Plan
Level 1:				
Cash and cash equivalents [1]	$ 1,205	$ 1,647	$ —	$ —
Equity securities:				
U.S. companies [2]	—	—	—	756
International [3]	—	—	—	295
Fixed income securities:				
Corporate bonds [4]	—	—	—	2,030
Real estate [5]	—	—	—	71
Level 2:				
Cash equivalents	—	—	1,598	—
Equity securities:				
U.S. companies [6]	6,817	—	5,544	—
International [6]	2,061	—	1,532	—
Fixed income securities:				
Collective investment funds [7]	68,519	—	68,814	—
Total fair value of plan assets	$ 78,602	$ 1,647	$ 77,488	$ 3,152

(1) The Acquired Retirement Plan assets were sold in December 2025 in preparation for the merger of the Acquired Retirement Plan with the Retirement Plan on January 1, 2026.
(2) This category consist of pooled separate accounts invested mainly in domestic stocks.
(3) This category is comprised of pooled separate accounts invested in mutual funds and international stocks.
(4) This category consist of pooled separate accounts invested in mutual funds, bonds and fixed income securities.
(5) This category is comprised of a pooled separate account invested in commercial real estate and includes mortgage loans which are backed by the associated properties.
(6) This category is comprised of collective investment funds invested in mutual funds.
(7) Funds invest principally in investment grade debt securities, including U.S. Government obligations, corporate bonds and mortgage and asset backed securities.

We did not have any plan assets with Level 3 input fair value measurements at December 31, 2025 or 2024.

During the year ended December 31, 2024, we liquidated and reinvested the assets in the Retirement Plan using a liability-driven investment strategy. Our overall investment strategy is to realize long-term growth of the Retirement Plan within acceptable risk parameters, while funding benefit payments from dividend and interest income, to the extent possible. The target allocations for plan assets are 86.9% fixed income, 11.1% equities and 2.0% cash equivalents. Equity securities are diversified among U.S. and international (both developed and emerging), large, mid and small caps, value and growth securities and REITs. The investment objective of equity funds is long-term capital appreciation with current income. Fixed income securities include government agencies, CDs, corporate bonds, municipal bonds and MBS. The investment objective of fixed income funds is to maximize investment return while preserving investment principal. Mutual funds are primarily used for equity and REITs because of the superior diversification they provide.

As of December 31, 2025, expected future benefit payments related to the Retirement Plan, the Acquired Retirement Plan and the Restoration Plan were as follows (in thousands):

	Retirement Plan		Acquired Retirement Plan		Restoration Plan	
2026	$	5,050	$	15	$	1,470
2027		5,270		42		1,460
2028		5,250		280		1,490
2029		5,120		5		1,480
2030		5,190		5		1,460
2031 through 2035		25,010		6		7,050
	$	50,890	$	353	$	14,410

We expect to contribute $1.5 million to our Restoration Plan in 2026. We do not expect to make additional contributions to the Retirement Plan or the Acquired Retirement Plan in 2026.

Share-based Incentive Plans

2025 Incentive Plan

On May 14, 2025, our shareholders approved the 2025 Incentive Plan, which is a stock-based incentive compensation plan. A total of 1,200,000 shares of our common stock were reserved and available for issuance pursuant to awards granted under the 2025 Incentive Plan. Under the 2025 Incentive Plan, we are authorized to grant stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, other stock-based awards, or any other right or interest relating to stock or cash, granted to selected employees, officers, directors or consultants of the Company and its affiliates. As of December 31, 2025, there were 1.1 million shares remaining available for grant for future awards.

All share data has been adjusted to give retroactive recognition to stock dividends, where applicable. Reference to incentive plans refers to the 2025 Incentive Plan and predecessor incentive plans.

Share-based compensation expense related to incentive plans and related income tax benefit are presented in the following table (in thousands):

	Years Ended December 31,					
	2025		2024		2023	
Share-based compensation expense - employees	$	2,462	$	2,943	$	3,193
Related income tax benefits - employees	$	517	$	618	$	671
Share-based compensation expense - directors	$	584	$	580	$	359
Related income tax benefits - directors	$	123	$	122	$	75

Unrecognized compensation expense related to incentive plans and related income tax benefit are presented in the following table (in thousands):

	December 31, 2025	
Total unrecognized compensation expense	$	6,877
Weighted-average expected recognition period remaining (in years)		2.5

The fair value of each NQSO is estimated on the date of grant using a Black-Scholes option pricing model. There were no NQSO grants during the years ended December 31, 2025, 2024 or 2023. The NQSOs have contractual terms of 10 years and vest in equal annual installments over either a three- or four-year period.

The fair value of each RSU is the ending stock price on the date of grant. RSUs granted to employees vest in equal annual installments over a period of between three and four years. Director RSUs vest after a period of one year. Directors may elect to defer the receipt of shares and instead receive them on a specified anniversary of grant date or upon the termination of their service on the Board.

The fair value of each PSU is the ending stock price on the date of grant. PSUs granted to executive officers will cliff vest on the third anniversary of the grant date, subject to the grantee's continued service on such date, and will be earned based on the Company's ROATCE related to ROATCE of the KBW Nasdaq Regional Bank Index (NASDAQ: KRX), over a 3 year performance period. The PSUs may be earned between a minimum payout of 50%, based on a ROATCE performance threshold of 25th percentile of the Peer Group, a target payout of 100%, based on a ROATCE performance threshold of 50th percentile, and a maximum payout of 150%, based on a performance threshold of 75th percentile or greater. Share payout for performance between the minimum threshold, target and maximum is calculated on a straight line basis, and performance below the minimum threshold results in no share payout.

Each award is evidenced by an award agreement that specifies the option price, if applicable, the duration of the award, the number of shares to which the award pertains and such other provisions as the board of directors determines. Historically, shares issued in connection with stock compensation awards have been issued from available authorized shares. Beginning in the second quarter of 2017, shares were issued from available treasury shares.

Shares issued in connection with stock compensation awards along with other related information are presented in the following table (in thousands, except share amounts):

	Years Ended December 31,		
	2025	2024	2023
New shares issued from available treasury shares	133,036	149,060	99,109
Proceeds from stock option exercises	$ 693	$ 2,624	$ 1,082
Intrinsic value of stock options exercised	$ 63	$ 480	$ 229
Fair value of restricted stock units vested	$ 3,521	$ 2,187	$ 2,171

A combined summary of activity in our share-based plans as of December 31, 2025 is presented below. Performance stock units outstanding are presented assuming attainment of the maximum payout rate as set forth by the performance criteria:

	Restricted Stock Units Outstanding				Stock Options Outstanding		
	Service Based		Performance Based				
	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Grant-Date Fair Value
Balance, January 1, 2025	252,028	$ 30.18	51,369	$ 35.69	520,613	$ 34.61	$ 6.57
Granted	156,602	29.48	32,409	33.48	—	—	—
Stock options exercised	—	—	—	—	(26,501)	26.49	5.77
Stock awards vested	(109,069)	31.44	(12,977)	41.74	—	—	—
Forfeited	(11,959)	30.78	(14,924)	31.95	—	—	—
Canceled/expired	—	—	—	—	(63,658)	35.05	6.65
Balance, December 31, 2025	287,602	$ 29.29	55,877	$ 33.33	430,454	$ 35.04	$ 6.60

Other information regarding options outstanding and exercisable as of December 31, 2025 is as follows:

Range of Exercise Prices				Options Outstanding			Options Exercisable	
				Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Number of Shares	Weighted-Average Exercise Price
$	28.72	- $	30.00	2,420	$ 28.72	0.46	2,420	$ 28.72
	30.01	-	35.00	362,358	34.68	3.03	362,358	34.68
	35.01	-	37.28	65,676	37.28	0.90	65,676	37.28
			Total	430,454	$ 35.04	2.69	430,454	$ 35.04

The total intrinsic value of outstanding in-the-money stock options and outstanding in-the-money exercisable stock options was $4,000 for both at December 31, 2025. The weighted-average remaining contractual life of options exercisable at December 31, 2025 was 2.7 years.

11. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Our hedging policy allows the use of interest rate derivative instruments to manage our exposure to interest rate risk or hedge specified assets and liabilities. These instruments may include interest rate swaps and interest rate caps and floors. All derivative instruments are carried on the balance sheet at their estimated fair value and are recorded in other assets or other liabilities, as appropriate. Derivative instruments may be designated as cash flow hedges of variable rate assets or liabilities, cash flow hedges of forecasted transactions, fair value hedges of a recognized asset or liability or as non-hedging instruments.

Cash Flow Hedges

Gains and losses on derivative instruments designated as cash flow hedges are recorded in AOCI to the extent they are effective. If the hedge is effective, the amount recorded in other comprehensive income is reclassified to interest expense in the same periods that the hedged cash flows impact earnings. We have entered into certain interest rate swap contracts on specific variable rate agreements and fixed rate short-term pay agreements with third-parties. These interest rate swap contracts were designated as hedging instruments in cash flow hedges under ASC Topic 815. The objective of the interest rate swap contracts is to manage the expected future cash flows on $860.0 million of Bank liabilities. The cash flows from the swap contracts are expected to be highly effective in hedging the variability in future cash flows attributable to fluctuations in the underlying SOFR rate. At December 31, 2025, the net losses recognized in AOCI that are expected to be reclassified into earnings within the next 12 months were $367,000.

In accordance with ASC Topic 815, if a hedging item is terminated prior to maturity for a cash settlement, the existing gain or loss within AOCI will continue to be reclassified into earnings during the period or periods in which the hedged forecasted transaction affects earnings unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period. These transactions are reevaluated on a monthly basis to determine if the hedged forecasted transactions are still probable of occurring. If at a subsequent evaluation, it is determined that the transactions are probable of not occurring, any related gains or losses recorded in AOCI are immediately recognized in earnings. During the third quarter of 2024, we terminated three interest rate swap contracts designated as cash flow hedges, and during the second quarter of 2023, we terminated one interest rate swap contract designated as a cash flow hedge. At the time of termination, we determined the hedged forecasted transactions were still probable of occurring. The existing loss in AOCI will be reclassified into earnings in the same periods the hedged forecasted transaction affects earnings.

Fair Value Hedges

Gains and losses on derivative instruments designated as fair value hedges, as well as the change in fair value of the hedged item, are recorded in interest income in the consolidated statements of income. Gains and losses due to changes in fair value of the interest rate swap agreements offset changes in the fair value of the hedged portion of the hedged item. We have partial term fair value hedges for certain of our fixed rate callable AFS municipal securities and partial term fair value hedges of fixed rate AFS MBS and fixed rate loans using the portfolio layer method. This approach allows us to designate as the hedged item a stated amount of the assets that are not expected to be affected by prepayments, defaults and other factors affecting the timing and amount of cash flows. The fair value portfolio level hedging adjustment on our hedged MBS portfolio and hedged loan portfolio has not been attributed to the individual AFS securities or individual loans in our balance sheet. The instruments are designated as fair value hedges as the changes in the fair value of the interest rate swap are expected to partially offset changes in the fair value of the hedged item attributable to changes in the SOFR swap rate, the designated benchmark interest rate. These derivative contracts involve the receipt of floating rate interest from a counterparty in exchange for us making fixed-rate payments over the life of the agreement, without the exchange of the underlying notional value. Over the years, we terminated some of our securities fair value hedging relationships and sold the majority of the hedged items. As a result of the sale, during the year ended December 31, 2025 the cumulative adjustment to the carrying amount was a fair value loss of $1.2 million recognized in earnings and recorded in noninterest income. During the years ended December 31, 2024 and 2023, the cumulative adjustments to the carrying amount was a fair value net gain of $3.5 million and $6.5 million, respectively, recognized in earnings and recorded in noninterest income.

The following table presents the amounts recorded in the consolidated balance sheets related to the cumulative adjustments for fair value hedges (in thousands):

	Amortized Cost of Hedged Assets [2]		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Items	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Securities AFS [1] [3]	$ 1,091,568	$ 903,168	$ 1,142	$ 16,617
Loans [1] [3]	239,990	265,845	(58)	1,545

(1) Amounts include the amortized cost basis of closed portfolios used to designate hedging relationships under the portfolio layer method. The hedged item is a layer of the closed portfolio which is expected to be remaining at the end of the hedging relationship. As of December 31, 2025 and December 31, 2024, the amortized cost basis of the closed MBS portfolio used in these hedging relationships was $1.07 billion and $558.5 million, respectively, the amount of the designated hedged items were $301.0 million and $134.0 million, respectively, and the cumulative amount of fair value hedging adjustments associated with these MBS hedging relationships was a gain of $789,000 and $1.1 million, respectively. As of December 31, 2025 and December 31, 2024, the amortized cost basis of the closed loan portfolio used in these hedging relationships was $240.0 million and $265.8 million, respectively, the amount of the designated hedged items were $155.0 million for both periods, and the cumulative amount of fair value hedging adjustments associated with these loan hedging relationships was a loss of $58,000 and a gain of $1.5 million, respectively.

(2) Excludes fair value hedging adjustments.

(3) Excluded from the table above are the cumulative amount of fair value hedging adjustments for securities AFS and loans for which hedge accounting has been discontinued in the amounts of a loss of $740,000 and a loss of $3.0 million, respectively, at December 31, 2025, and a loss of $4.8 million and a loss of $3.7 million, respectively, at December 31, 2024.

Derivatives Designated as Non-Hedging Instruments

From time to time, we may enter into certain interest rate swaps, cap and floor contracts that are not designated as hedging instruments. These interest rate derivative contracts relate to transactions in which we enter into an interest rate swap, cap or floor with a customer while concurrently entering into an offsetting interest rate swap, cap or floor with a third-party financial institution. We agree to pay interest to the customer on a notional amount at a variable rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, we agree to pay a third-party financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. These interest rate derivative contracts allow our customers to effectively convert a variable rate loan to a fixed rate loan. The changes in the fair value of the underlying derivative contracts primarily offset each other and do not significantly impact our results of operations. We recognized swap fee income associated with these derivative contracts immediately based upon the difference in the bid/ask spread of the underlying transactions with the customer and the third-party financial institution. The swap fee income is included in other noninterest income in our consolidated statements of income.

At December 31, 2025 and 2024, net derivative assets included $5.5 million and $49.9 million, respectively, of cash collateral received from counterparties under master netting agreements.

The notional amounts of the derivative instruments represent the contractual cash flows pertaining to the underlying agreements. These amounts are not exchanged and are not reflected in the consolidated balance sheets. The fair value of the interest rate swaps are presented at net in other assets and other liabilities and in the net change in each of these financial statement line items in the accompanying consolidated statements of cash flows when a right of offset exists, based on transactions with a single counterparty that are subject to a legally enforceable master netting agreement.

The following tables present the notional and estimated fair value amount of derivative positions outstanding (in thousands):

| | December 31, 2025 | | | December 31, 2024 | | |
| | | Estimated Fair Value | | | Estimated Fair Value | |
	Notional Amount [1]	Asset Derivative	Liability Derivative	Notional Amount [1]	Asset Derivative	Liability Derivative
Derivatives designated as hedging instruments						
Interest rate contracts:						
Swaps-Cash Flow Hedge-Financial institution counterparties	$ 860,000	$ 2,978	$ 3,641	$ 790,000	$ 12,625	$ 1,078
Swaps-Fair Value Hedge-Financial institution counterparties	480,110	862	161	602,950	18,331	217
Derivatives designated as non-hedging instruments						
Interest rate contracts:						
Swaps-Financial institution counterparties	706,372	13,212	7,100	408,749	21,534	1,321
Swaps-Customer counterparties	706,372	7,100	13,212	408,749	1,321	21,534
Gross derivatives		24,152	24,114		53,811	24,150
Offsetting derivative assets/liabilities		(10,902)	(10,902)		(2,616)	(2,616)
Cash collateral received/posted		(5,538)	—		(49,874)	—
Net derivatives included in the consolidated balance sheets [2]		$ 7,712	$ 13,212		$ 1,321	$ 21,534

(1) Notional amounts, which represent the extent of involvement in the derivatives market, are used to determine the contractual cash flows required in accordance with the terms of the agreement. These amounts are typically not exchanged, significantly exceed amounts subject to credit or market risk and are not reflected in the consolidated balance sheets.

(2) Net derivative assets are included in other assets and net derivative liabilities are included in other liabilities on the consolidated balance sheets. Included in the fair value of net derivative assets and net derivative liabilities are credit valuation adjustments reflecting counterparty credit risk and our credit risk. At December 31, 2025, we had $612,000 credit exposure related to interest rate swaps with financial institutions and $7.1 million related to interest rate swaps with customers. At December 31, 2024, we had no credit exposure related to interest rate swaps with financial institutions and $1.3 million related to interest rate swaps with customers. The credit risk associated with customer transactions is partially mitigated as these are generally secured by the non-cash collateral securing the underlying transaction being hedged.

The summarized expected weighted average remaining maturity of the notional amount of interest rate swaps and the weighted average interest rates associated with the amounts expected to be received or paid on interest rate swap agreements are presented below (dollars in thousands). Variable rates received on fixed pay swaps are based on overnight SOFR rates in effect at December 31, 2025 and December 31, 2024:

| | December 31, 2025 | | | | December 31, 2024 | | | |
| | | Weighted Average | | | | Weighted Average | | |
	Notional Amount	Remaining Maturity (in years)	Receive Rate	Pay Rate	Notional Amount	Remaining Maturity (in years)	Receive Rate	Pay Rate
Swaps-Cash Flow hedge								
Financial institution counterparties	$ 860,000	1.3	3.83 %	3.20 %	$ 790,000	1.6	4.60 %	2.62 %
Swaps-Fair Value hedge								
Financial institution counterparties	480,110	1.4	3.78 %	3.47 %	602,950	3.0	4.76 %	3.33 %
Swaps-Non-hedging								
Financial institution counterparties	706,372	4.1	3.92 %	3.54 %	408,749	5.4	4.65 %	3.39 %
Customer counterparties	706,372	4.1	3.54 %	3.92 %	408,749	5.4	3.39 %	4.65 %

The following table presents amounts included in the consolidated statements of income related to interest rate swap agreements (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Derivatives designated as hedging instruments			
Swaps-Cash Flow hedge			
Gain (loss) included in interest expense on deposits	$ 4,935	$ 13,833	$ 15,225
Gain (loss) included in interest expense on FHLB borrowings	2,989	8,209	8,432
Gain (loss) included in interest expense on other borrowings	—	—	887
	7,924	22,042	24,544
Swaps-Fair Value hedge			
Gain (loss) included in interest income on tax-exempt investment securities	3,140	8,646	12,834
Gain (loss) included in interest income on MBS	1,432	1,167	—
Gain (loss) included in interest income on loans	959	999	—
Derivatives designated as non-hedging instruments			
Swaps-Non-hedging			
Other noninterest income	2,079	1,458	352

12. FAIR VALUE MEASUREMENT

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants. A fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Valuation techniques including the market approach, the income approach and/or the cost approach are utilized to determine fair value. Inputs to valuation techniques refer to the assumptions market participants would use in pricing the asset or liability. Valuation policies and procedures are determined by our investment department and reported to our ALCO for review. An entity must consider all aspects of nonperforming risk, including the entity's own credit standing, when measuring fair value of a liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. A fair value hierarchy for valuation inputs gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Certain financial assets are measured at fair value in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of fair value accounting or write-downs of individual assets. A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Securities AFS and Equity Investments with readily determinable fair values – U.S. Treasury securities and equity investments with readily determinable fair values are reported at fair value utilizing Level 1 inputs. Other securities classified as AFS are reported at fair value utilizing Level 2 inputs. For most of these securities, we obtain fair value measurements from independent pricing services and obtain an understanding of the pricing methodologies used by these independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things, as stated in the pricing methodologies of the independent pricing services.

We review and validate the prices supplied by the independent pricing services for reasonableness by comparison to prices obtained from, in some cases, two additional third-party sources. For securities where prices are outside a reasonable range, we further review those securities, based on internal ALCO approved procedures, to determine what a reasonable fair value measurement is for those securities, given available data.

Derivatives – Derivatives are reported at fair value utilizing Level 2 inputs. We obtain fair value measurements from two sources including an independent pricing service and the counterparty to the derivatives designated as hedges. The fair value measurements consider observable data that may include dealer quotes, market spreads, the U.S. Treasury yield curve, live trading levels, trade execution data, credit information and the derivatives' terms and conditions, among other things. We review the prices supplied by the sources for reasonableness. In addition, we obtain a basic understanding of their underlying pricing methodology. We validate prices supplied by the sources by comparison to one another.

Certain nonfinancial assets and nonfinancial liabilities measured at fair value on a recurring basis include reporting units measured at fair value and tested for goodwill impairment.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis, which means that the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a nonrecurring basis included foreclosed assets and collateral-dependent loans at December 31, 2025 and 2024.

Foreclosed Assets – Foreclosed assets are initially recorded at fair value less costs to sell. The fair value measurements of foreclosed assets can include Level 2 measurement inputs such as real estate appraisals and comparable real estate sales information, in conjunction with Level 3 measurement inputs such as cash flow projections, qualitative adjustments and sales cost estimates. As a result, the categorization of foreclosed assets is Level 3 of the fair value hierarchy. In connection with the measurement and initial recognition of certain foreclosed assets, we may recognize charge-offs through the allowance for credit losses.

Collateral-Dependent Loans – Certain loans may be reported at the fair value of the underlying collateral if repayment is expected substantially from the operation or sale of the collateral. Collateral values are estimated using Level 3 inputs based on customized discounting criteria or appraisals. At December 31, 2025 and 2024, the impact of the fair value of collateral-dependent loans was reflected in our allowance for loan losses.

The fair value estimate of financial instruments for which quoted market prices are unavailable is dependent upon the assumptions used. Consequently, those estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented in the fair value tables do not necessarily represent their underlying value.

The following tables summarize assets measured at fair value on a recurring and nonrecurring basis segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

		Fair Value Measurements at the End of the Reporting Period Using		
December 31, 2025	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring fair value measurements				
Investment securities:				
State and political subdivisions	$ 176,636	$ —	$ 176,636	$ —
Corporate bonds and other	18,021	—	18,021	—
MBS: (1)				
Residential	1,259,268	—	1,259,268	—
Commercial	2,294	—	2,294	—
Equity investments:				
Equity investments	5,426	5,426	—	—
Derivative assets:				
Interest rate swaps	24,152	—	24,152	—
Total asset recurring fair value measurements	$ 1,485,797	$ 5,426	$ 1,480,371	$ —
Derivative liabilities:				
Interest rate swaps	$ 24,114	$ —	$ 24,114	$ —
Total liability recurring fair value measurements	$ 24,114	$ —	$ 24,114	$ —
Nonrecurring fair value measurements				
Foreclosed assets	$ 248	$ —	$ —	$ 248
Collateral-dependent loans (2)	37,200	—	—	37,200
Total asset nonrecurring fair value measurements	$ 37,448	$ —	$ —	$ 37,448

December 31, 2024	Carrying Amount	Fair Value Measurements at the End of the Reporting Period Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring fair value measurements				
Investment securities:				
U.S. Treasury	$ 173,956	$ 173,956	$ —	$ —
State and political subdivisions	414,332	—	414,332	—
Corporate bonds and other	14,508	—	14,508	—
MBS: (1)				
Residential	926,386	—	926,386	—
Commercial	4,712	—	4,712	—
Equity investments:				
Equity investments	5,257	5,257	—	—
Derivative assets:				
Interest rate swaps	53,811	—	53,811	—
Total asset recurring fair value measurements	$ 1,592,962	$ 179,213	$ 1,413,749	$ —
Derivative liabilities:				
Interest rate swaps	$ 24,150	$ —	$ 24,150	$ —
Total liability recurring fair value measurements	$ 24,150	$ —	$ 24,150	$ —
Nonrecurring fair value measurements				
Foreclosed assets	$ 402	$ —	$ —	$ 402
Collateral-dependent loans (2)	6,726	—	—	6,726
Total asset nonrecurring fair value measurements	$ 7,128	$ —	$ —	$ 7,128

(1) All MBS are issued and/or guaranteed by U.S. government agencies or U.S. GSEs.

(2) Consists of individually evaluated loans. Loans for which the fair value of the collateral and commercial real estate fair value of the properties is less than cost basis are presented net of allowance. Losses on these loans represent charge-offs which are netted against the allowance for loan losses.

Disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, is required when it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other estimation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Such techniques and assumptions, as they apply to individual categories of our financial instruments, are as follows:

Cash and cash equivalents – The carrying amount for cash and cash equivalents is a reasonable estimate of those assets' fair value.

Investment and MBS HTM – Fair values for these securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices for similar securities or estimates from independent pricing services.

FHLB stock – The carrying amount of FHLB stock is a reasonable estimate of the fair value of those assets.

Equity investments – The carrying value of equity investments without readily determinable fair values are measured at cost less impairment, if any, adjusted for observable price changes for an identical or similar investment of the same issuer. This carrying value is a reasonable estimate of the fair value of those assets.

Loans receivable – We estimate the fair value of our loan portfolio to an exit price notion with adjustments for liquidity, credit and prepayment factors. Nonperforming loans continue to be estimated using discounted cash flow analyses or the underlying value of the collateral where applicable.

Loans held for sale – The fair value of loans held for sale is determined based on expected proceeds, which are based on sales contracts and commitments.

Deposit liabilities – The fair value of demand deposits, savings accounts and certain money market deposits is the amount on demand at the reporting date, which is the carrying value. Fair values for fixed rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities.

Other borrowings – Federal funds purchased generally have original terms to maturity of one day and repurchase agreements generally have terms of less than one year, and therefore both are considered short-term borrowings. Consequently, their carrying value is a reasonable estimate of fair value. Borrowings from the Federal Reserve through the FRDW have original maturities of one year or less, and the fair value is estimated by discounting the future cash flows using rates at which borrowings would be made to borrowers with similar credit ratings and for the same remaining maturities.

FHLB borrowings – The fair value of these borrowings is estimated by discounting the future cash flows using rates at which borrowings would be made to borrowers with similar credit ratings and for the same remaining maturities.

Subordinated notes – The fair value of the subordinated notes is estimated by discounting future cash flows using estimated rates at which long-term debt would be made to borrowers with similar credit ratings and for the remaining maturities.

Trust preferred subordinated debentures – The fair value of the long-term debt is estimated by discounting future cash flows using estimated rates at which long-term debt would be made to borrowers with similar credit ratings and for the remaining maturities.

The following tables present our financial assets and financial liabilities measured on a nonrecurring basis at both their respective carrying amounts and estimated fair value (in thousands):

December 31, 2025	Carrying Amount	Estimated Fair Value			
		Total	Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 389,786	$ 389,786	$ 389,786	$ —	$ —
Investment securities:					
HTM, at net carrying value	1,141,570	1,003,373	—	1,003,373	—
MBS:					
HTM, at carrying value	105,907	99,931	—	99,931	—
FHLB stock, at cost	14,062	14,062	—	14,062	—
Equity investments	4,148	4,148	—	4,148	—
Loans, net of allowance for loan losses	4,772,891	4,700,476	—	—	4,700,476
Loans held for sale	1,332	1,332	—	1,332	—
Financial liabilities:					
Deposits	$ 6,865,159	$ 6,865,692	$ —	$ 6,865,692	$ —
Other borrowings	208,657	208,635	—	208,635	—
FHLB borrowings	211,136	210,859	—	210,859	—
Subordinated notes, net of unamortized debt issuance costs	239,678	243,304	—	243,304	—
Trust preferred subordinated debentures, net of unamortized debt issuance costs	60,279	57,710	—	57,710	—

December 31, 2024	Carrying Amount	Estimated Fair Value			
		Total	Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 426,161	$ 426,161	$ 426,161	$ —	$ —
Investment securities:					
HTM, at net carrying value	1,165,007	1,009,778	—	1,009,778	—
MBS:					
HTM, at carrying value	114,227	103,704	—	103,704	—
FHLB stock, at cost	33,818	33,818	—	33,818	—
Equity investments	4,210	4,210	—	4,210	—
Loans, net of allowance for loan losses	4,616,713	4,499,646	—	—	4,499,646
Loans held for sale	1,946	1,946	—	1,946	—
Financial liabilities:					
Deposits	$ 6,654,248	$ 6,646,510	$ —	$ 6,646,510	$ —
Other borrowings	76,443	76,399	—	76,399	—
FHLB borrowings	731,909	727,177	—	727,177	—
Subordinated notes, net of unamortized debt issuance costs	92,042	88,999	—	88,999	—
Trust preferred subordinated debentures, net of unamortized debt issuance costs	60,274	56,172	—	56,172	—

13. SHAREHOLDERS' EQUITY

Cash dividends declared and paid were $1.44, $1.44 and $1.42 per share for the years ended December 31, 2025, 2024 and 2023, respectively. Future dividends will depend on our earnings, financial condition and other factors which the board of directors considers to be relevant. Our dividend policy requires that any cash dividend payments made may not exceed consolidated earnings for that year.

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1, Tier 1 and Total Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). At December 31, 2025, we exceeded all regulatory minimum capital requirements.

As of December 31, 2025, the most recent notification from the FDIC categorized us as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized we must maintain minimum Common Equity Tier 1 risk-based, Tier 1 risk-based, Total risk-based and Tier 1 leverage ratios as set forth in the following table (dollars in thousands). There are no conditions or events since that notification that management believes have changed our category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025						
Common Equity Tier 1 (to Risk Weighted Assets)						
Consolidated	$ 744,172	12.87 %	$ 260,186	4.50 %	N/A	N/A
Bank Only	$ 962,990	16.66 %	$ 260,102	4.50 %	$ 375,703	6.50 %
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 802,640	13.88 %	$ 346,915	6.00 %	N/A	N/A
Bank Only	$ 962,990	16.66 %	$ 346,803	6.00 %	$ 462,403	8.00 %
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 1,072,160	18.54 %	$ 462,553	8.00 %	N/A	N/A
Bank Only	$ 1,011,270	17.50 %	$ 462,403	8.00 %	$ 578,004	10.00 %
Tier 1 Capital (to Average Assets) [1]						
Consolidated	$ 802,640	9.72 %	$ 330,251	4.00 %	N/A	N/A
Bank Only	$ 962,990	11.67 %	$ 329,998	4.00 %	$ 412,498	5.00 %
December 31, 2024						
Common Equity Tier 1 (to Risk Weighted Assets)						
Consolidated	$ 739,351	13.04 %	$ 255,228	4.50 %	N/A	N/A
Bank Only	$ 870,541	15.35 %	$ 255,183	4.50 %	$ 368,598	6.50 %
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 797,814	14.07 %	$ 340,304	6.00 %	N/A	N/A
Bank Only	$ 870,541	15.35 %	$ 340,244	6.00 %	$ 453,659	8.00 %
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 935,308	16.49 %	$ 453,739	8.00 %	N/A	N/A
Bank Only	$ 915,993	16.15 %	$ 453,659	8.00 %	$ 567,074	10.00 %
Tier 1 Capital (to Average Assets) [1]						
Consolidated	$ 797,814	9.67 %	$ 330,155	4.00 %	N/A	N/A
Bank Only	$ 870,541	10.55 %	$ 330,042	4.00 %	$ 412,553	5.00 %

(1) Refers to quarterly average assets as calculated in accordance with policies established by bank regulatory agencies.

Our payment of dividends is limited under regulation. The amount that can be paid in any calendar year without prior approval of our regulatory agencies cannot exceed the lesser of net profits (as defined) for that year plus the net profits for the preceding two calendar years or retained earnings.

14. DIVIDEND REINVESTMENT AND COMMON STOCK REPURCHASE PLAN

We have in effect a DRIP which allows enrolled shareholders to reinvest dividends paid to them by the Company into new shares of our stock. The DRIP is funded by stock authorized but not yet issued. For the year ended December 31, 2025, 32,086 shares were issued under this plan at an average price per share of $29.73, reflective of other trades at the time of each sale. For the years ended December 31, 2024 and December 31, 2023, 38,286 and 38,884 shares, respectively, were issued under this plan at an average price per share of $30.29 and $31.48, respectively, reflective of other trades at the time of each sale.

We repurchased 820,931 shares of our common stock at a cost of $23.4 million during the year ended December 31, 2025, 57,966 shares of common stock at a cost of $1.5 million during the year ended December 31, 2024, and 1,435,193 shares of common stock at a cost of $45.1 million during the year ended December 31, 2023. Repurchased shares are designated as treasury shares and are available for general corporate purposes, which may include possible use in connection with our share-based incentive plans and other distributions. Our board of directors continually evaluates the Company's capital needs and those of the Bank and may, at its discretion, initiate, modify or discontinue an authorized repurchase plan without notice.

15. INCOME TAXES

The income tax expense included in the accompanying consolidated statements of income consists of the following (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Current income tax expense	$ 13,761	$ 19,909	$ 16,547
Deferred income tax expense (benefit)	(351)	(1,026)	(2,110)
Income tax expense	$ 13,410	$ 18,883	$ 14,437

The components of the net deferred tax asset/liability as of December 31, 2025 and 2024 are summarized below (in thousands):

	Assets	Liabilities
Allowance for loan losses	$ 9,471	$
Retirement and other benefit plans		2,198
Premises and equipment		8,359
Operating lease liabilities	3,010	
Operating lease ROU assets		2,604
Core deposit intangible		49
Unrealized losses on securities AFS	20,803	
Effective hedging derivatives	309	
Fair value adjustment on loans	327	
Unfunded status of defined benefit plan	4,658	
State business tax credit	60	
Stock-based compensation	1,189	
Other	442	
Gross deferred tax assets/liabilities	40,269	13,210
Net deferred tax asset at December 31, 2025	$ 27,059	
Allowance for loan losses	$ 9,426	$
Retirement and other benefit plans		2,674
Premises and equipment		8,196
Operating lease liabilities	3,313	
Operating lease ROU assets		2,911
Core deposit intangible		132
Unrealized losses on securities AFS	33,466	
Effective hedging derivatives		4,926
Fair value adjustment on loans	385	
Unfunded status of defined benefit plan	5,051	
State business tax credit	121	
Stock-based compensation	1,404	
Other	165	
Gross deferred tax assets/liabilities	53,331	18,839
Net deferred tax asset at December 31, 2024	$ 34,492	

A reconciliation of tax at statutory rates and total tax expense is as follows (dollars in thousands):

	Years Ended December 31,					
	2025		2024		2023	
	Amount	Percent of Pre-Tax Income	Amount	Percent of Pre-Tax Income	Amount	Percent of Pre-Tax Income
Statutory tax expense	$ 17,352	21.0 %	$ 22,549	21.0 %	$ 21,237	21.0 %
State business tax [1]	424	0.5 %	883	0.8 %	353	0.3 %
Nontaxable or Nondeductible Items:						
Tax exempt interest	(3,954)	(4.8)%	(3,797)	(3.5)%	(6,107)	(6.0)%
BOLI	(762)	(0.9)%	(893)	(0.8)%	(1,222)	(1.2)%
Other, net	350	0.4 %	141	0.1 %	176	0.2 %
Income tax expense	$ 13,410	16.2 %	$ 18,883	17.6 %	$ 14,437	14.3 %

(1) State taxes in Texas made up the majority (greater than 50%) of the tax effect in this category.

We file income tax returns in the U.S. federal jurisdiction and in certain states. Federal taxes paid, net of refunds, totaled $12.0 million for the year December 31, 2025, and state income taxes paid, net of refunds, totaled $1.0 million for the year ended December 31, 2025, of which $936,000 was for the state of Texas. We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2022 or Texas state tax examinations by tax authorities for years before 2021. No valuation allowance was recorded at December 31, 2025 or 2024 as management believes it is more likely than not that all of the deferred tax asset items will be realized in future years. Unrecognized tax benefits were not material at December 31, 2025 or 2024.

16. LEASES

We lease certain retail- and full-service branch locations, ATM locations and certain equipment. Short-term leases, leases with an initial term of 12 months or less and do not contain a purchase option that is likely to be exercised, are not recorded on the balance sheet. Operating lease cost, which is comprised of the amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is included in net occupancy expense on our consolidated statements of income. We evaluate the lease term by assuming the exercise of options to extend that are reasonably assured and those option periods covered by an option to terminate the lease, if deemed not reasonably certain to be exercised. The lease term is used to determine the straight-line expense and limits the depreciable life of any related leasehold improvements. Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These expenses are classified in net occupancy expense on our consolidated statements of income, consistent with similar costs for owned locations, but is not included in operating lease cost below.

Our leases have remaining lease terms ranging from 2 months to 14.7 years, some of which include options to extend for up to 10 years, and some of which include options to terminate within 90 days. We calculate the lease liability using a discount rate that represents our incremental borrowing rate at the lease commencement date.

Balance sheet information related to leases was as follows (in thousands):

	December 31, 2025	December 31, 2024
Operating leases:		
Operating lease ROU assets	$ 12,398	$ 13,860
Operating lease liabilities	$ 14,335	$ 15,779

The components of lease cost were as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Operating lease cost	$ 1,845	$ 1,858	$ 1,802

Supplemental cash flow information related to leases was as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of the lease liabilities:			
Operating cash flows for operating leases	$ 1,827	$ 1,799	$ 1,716
ROU assets obtained in exchange for new operating lease liabilities	$ —	$ 556	$ 809

Additional information related to leases was as follows:

	December 31, 2025	December 31, 2024
Weighted average remaining lease term (in years)	11.5	12.1
Weighted average discount rate	3.47 %	3.31 %

Future minimum rental commitments due under non-cancelable operating leases at December 31, 2025 were as follows (in thousands):

Year ending December 31,		
2026	$	1,818
2027		1,707
2028		1,676
2029		1,508
2030		1,329
2031 and thereafter		9,488
Total lease payments		17,526
Less: Interest		(3,191)
Present value of lease liabilities	$	14,335

We also lease certain of our owned facilities or portions thereof to third parties. Our primary leased facility is a 202,000 square-foot office building in Fort Worth, Texas that is used for a branch location and certain bank operations. We occupy approximately 35,000 square feet of the building and lease the remaining space to various tenants. Some of these leases contain options to extend and options to terminate at the discretion of the tenant.

Operating lease income received from tenants who rent our properties is reported as a reduction to occupancy expense on our consolidated statements of income. The underlying assets associated with these operating leases are included in premises and equipment on our consolidated balance sheets.

Gross rental income from these leases were as follows (in thousands):

	Years Ended December 31,					
		2025		2024		2023
Gross rental income	$	3,061	$	3,151	$	3,584

At December 31, 2025, non-cancelable operating leases with future minimum lease payments are as follows (in thousands):

Year ending December 31,		
2026	$	4,100
2027		3,421
2028		2,576
2029		2,236
2030		1,864
2031 and thereafter		6,167
Total lease payments	$	20,364

17. OFF-BALANCE-SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance-Sheet Risk. In the normal course of business, we are a party to certain financial instruments with off-balance-sheet risk to meet the financing needs of our customers. These off-balance-sheet instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount reflected in the financial statements. The contract or notional amounts of these instruments reflect the extent of involvement and exposure to credit loss that we have in these particular classes of financial instruments. The allowance for credit losses on these off-balance-sheet credit exposures is calculated using the same methodology as loans including a conversion or usage factor to anticipate ultimate exposure and expected losses and is included in other liabilities on our consolidated balance sheets.

Allowance for off-balance-sheet credit exposures were as follows (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Balance at beginning of period	$ 3,141	$ 3,932	$ 3,687
Provision for (reversal of) off-balance-sheet credit exposures	25	(791)	245
Balance at end of period	$ 3,166	$ 3,141	$ 3,932

Contractual commitments to extend credit are agreements to lend to a customer provided the terms established in the contract are met. Commitments to extend credit generally have fixed expiration dates and may require the payment of fees. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in commitments to extend credit and similarly do not necessarily represent future cash obligations.

Financial instruments with off-balance-sheet risk were as follows (in thousands):

	December 31, 2025	December 31, 2024
Commitments to extend credit	$ 840,794	$ 865,178
Standby letters of credit	19,456	16,532
Total	$ 860,250	$ 881,710

We apply the same credit policies in making commitments to extend credit and standby letters of credit as we do for on-balance-sheet instruments. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include cash or cash equivalents, negotiable instruments, real estate, accounts receivable, inventory, oil, gas and mineral interests, property, plant and equipment.

Securities. In the normal course of business we buy and sell securities. At December 31, 2025 and December 31, 2024, there were no unsettled trades to purchase securities and nounsettled trades to sell securities.

Deposits. There were no unsettled issuances of brokered CDs at December 31, 2025 or December 31, 2024.

Litigation. We are involved with various litigation in the normal course of business. Management, after consulting with our legal counsel, believes that any liability resulting from litigation will not have a material effect on our financial position, results of operations or liquidity.

18. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Although we have a diversified loan portfolio, a significant portion of our loans are collateralized by real estate. Repayment of these loans is in part dependent upon the economic conditions in the market area. Our market areas primarily include East and Southeast Texas, as well as the greater Dallas-Fort Worth, Austin and Houston, Texas areas. Part of the risk associated with real estate loans has been mitigated since 18.2% of this group represents loans collateralized by residential dwellings that are primarily owner occupied. Losses on this type of loan have historically been less than those on speculative properties. Many of the remaining real estate loans are collateralized primarily with non-owner occupied commercial real estate.

The MBS we hold consist exclusively of U.S. agency securities which are either directly or indirectly backed by the full faith and credit of the U.S. Government or guaranteed by GSEs. The GNMA MBS are backed by the full faith and credit of the U.S. Government. The Fannie Mae and Freddie Mac U.S. agency GSE guaranteed MBS are not backed by the full faith and credit of the U.S. government.

19. SEGMENT REPORTING

Operating segments are components of a public entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Bank is the only significant subsidiary upon which management makes decisions regarding how to allocate resources and assess performance. Individual bank branches across our market areas offer a full range of financial services to individuals, businesses, municipal entities and nonprofit organizations in the communities that we serve. These services include consumer and commercial loans, deposit accounts, wealth management, trust and brokerage services.

Our consumer loan services include 1-4 family residential loans, home equity loans, home improvement loans, automobile loans and other consumer related loans. Commercial loan services include short-term working capital loans for inventory and accounts receivable, short- and medium-term loans for equipment or other business capital expansion, commercial real estate loans and municipal loans. We also offer construction loans for 1-4 family residential and commercial real estate.

We offer a variety of deposit accounts with a wide range of interest rates and terms, including savings, money market, interest and noninterest bearing checking accounts and CDs.

Our trust and wealth management services include investment management, administration of irrevocable, revocable and testamentary trusts, estate administration, and custodian services, primarily for individuals and, to a lesser extent, partnerships and corporations. Additionally, we offer retirement and employee benefit accounts, including but not limited to, IRAs, 401(k) plans and profit-sharing plans.

While the chief operating decision maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. The Company has determined that all of its market areas consisting of East Texas, Southeast Texas, as well as the greater Dallas-Fort Worth, Austin and Houston, Texas areas, meet the aggregation criteria in accordance with GAAP since each of its banking market areas offer similar products and services, operate in a similar manner, have similar customers, report to the same regulatory authority and are located in a single geographic area (Texas). Accordingly, all of the community banking services and branch locations are considered by management to be aggregated into one reportable operating segment, community banking. The Company's chief operating decision maker, the President and Chief Executive Officer, uses consolidated net income results to make operating and strategic decisions. See the consolidated statements of income for significant expenses and net income. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The accounting policies are described in the summary of significant accounting policies. Refer to "Note 1 – Summary of Significant Accounting and Reporting Policies" to our consolidated financial statements included in this report for a detailed description of our accounting policies.

20. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Southside Bancshares, Inc. (parent company only) was as follows (in thousands, except share amounts):

CONDENSED BALANCE SHEETS

	December 31,	
	2025	2024
ASSETS		
Cash and due from banks	$ 77,643	$ 17,360
Investment in bank subsidiaries at equity in underlying net assets	1,064,248	940,948
Investment in nonbank subsidiaries at equity in underlying net assets	1,826	1,826
Other assets	9,225	5,342
Total assets	$ 1,152,942	$ 965,476
LIABILITIES AND SHAREHOLDERS' EQUITY		
Subordinated notes, net of unamortized debt issuance costs	$ 239,678	$ 92,042
Trust preferred subordinated debentures, net of unamortized debt issuance costs	60,279	60,274
Other liabilities	5,370	1,218
Total liabilities	305,327	153,534
Shareholders' equity:		
Common stock: ($1.25 par value, 80,000,000 shares authorized, 38,110,078 shares issued at December 31, 2025 and 38,077,992 shares issued at December 31, 2024)	47,638	47,598
Paid-in capital	795,759	793,586
Retained earnings	352,193	326,793
Treasury stock: (shares at cost, 8,387,077 at December 31, 2025 and 7,699,182 at December 31, 2024)	(252,358)	(231,137)
AOCI	(95,617)	(124,898)
Total shareholders' equity	847,615	811,942
Total liabilities and shareholders' equity	$ 1,152,942	$ 965,476

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
	2025	2024	2023
Income			
Dividends from subsidiary	$ 40,000	$ 65,000	$ 85,000
Interest income	121	138	135
Other	—	178	587
Total income	40,121	65,316	85,722
Expense			
Interest expense	12,242	8,395	8,424
Other	3,496	3,201	3,319
Total expense	15,738	11,596	11,743
Income before income tax expense	24,383	53,720	73,979
Income tax benefit	3,279	2,368	2,314
Income before equity in undistributed earnings of subsidiaries	27,662	56,088	76,293
Equity in undistributed earnings of subsidiaries	41,558	32,406	10,399
Net income	$ 69,220	$ 88,494	$ 86,692

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2025	2024	2023
OPERATING ACTIVITIES:			
Net income	$ 69,220	$ 88,494	$ 86,692
Adjustments to reconcile net income to net cash provided by operations:			
Amortization	213	152	159
Stock compensation expense	585	580	360
Equity in undistributed earnings of subsidiaries	(41,558)	(32,406)	(10,399)
(Gain on purchase) loss on redemption of subordinated notes	—	(178)	(587)
Net change in other assets	(3,883)	(577)	(354)
Net change in other liabilities	4,152	(70)	303
Net cash provided by operating activities	28,729	55,995	76,174
INVESTING ACTIVITIES:			
Investment in subsidiaries	(50,000)	—	—
Net cash used in investing activities	(50,000)	—	—
FINANCING ACTIVITIES:			
Net proceeds from issuance of subordinated long-term debt	147,428	—	—
Purchase/redemption of subordinated notes	—	(1,805)	(4,365)
Purchase of common stock	(23,366)	(1,505)	(45,074)
Proceeds from issuance of common stock	863	3,208	1,709
Cash dividends paid	(43,371)	(43,630)	(43,582)
Net cash (used in) provided by financing activities	81,554	(43,732)	(91,312)
Net increase (decrease) in cash and cash equivalents	60,283	12,263	(15,138)
Cash and cash equivalents at beginning of period	17,360	5,097	20,235
Cash and cash equivalents at end of period	$ 77,643	$ 17,360	$ 5,097

21. SUBSEQUENT EVENTS

Subsequent to December 31, 2025, on February 15, 2026, the Company completed the redemption of the 3.875% Fixed to Floating Rate Subordinated Notes due 2030 in the aggregate principal amount of $100.0 million. The $100.0 million principal amount included $7.0 million of the notes previously repurchased by the Company. The notes were redeemed in full at 100% of the principal amount plus any accrued and unpaid interest. The remaining unamortized discount and debt issuance costs associated with these notes of approximately $791,000 will be recorded on our consolidated income statements as loss on redemption of subordinated notes in noninterest expense during the first quarter of 2026.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), undertook an evaluation of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

The Company's CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

No changes were made to our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the last fiscal quarter of the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, is a process designed by, or under the supervision of, our CEO and CFO and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework ("2013 framework").

Based on this assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Attestation Report of Independent Registered Public Accounting Firm."

Southside Bancshares, Inc.
February 27, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Southside Bancshares, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Southside Bancshares, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Southside Bancshares, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas
February 27, 2026

ITEM 9B. OTHER INFORMATION

Pursuant to Item 408(a) of Regulation S-K, none of our directors or executive officers adopted, terminated or modified a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended December 31, 2025.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end under the headings "Information about our Directors, Nominees and Executive Officers," "Corporate Governance," "Delinquent Section 16(a) Reports," and "Board Committees."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end under the headings "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end under the headings "Security Ownership of Certain Beneficial Owners," "Director Stock Ownership Policy," "Equity Compensation Plan Information," and "Board Committees."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end under the headings "Transactions with Directors, Officers and Associates" and Corporate Governance."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to our Proxy Statement (Schedule 14A) for our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end under the heading "Independent Registered Certified Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

The information required by this item is set forth in Part II. See Part II—Item 8. Financial Statements and Supplementary Data.

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits

The following exhibits listed in the Exhibit Index (following ITEM 16 in this report) are filed with, or incorporated by reference in, this report.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Exhibit	Form	Filing Date	File No.
(3)	**Articles of Incorporation and Bylaws**					
3.1	Restated Certificate of Formation of Southside Bancshares, Inc.		3.1	8-K	05/14/2018	0-12247
3.2	Amended and Restated Bylaws of Southside Bancshares, Inc., as amended		3.2	10-Q	04/30/2025	001-42396
(4)	**Instruments defining the rights of security holders, including indentures**					
4.1	Description of Securities of the Registrant Registered Under Section 12.		4.1	10-K	02/28/2020	0-12247
4.2	Indenture, dated as of November 6, 2020, by and between the Company and UMB Bank, National Association, as Trustee, including the form of the Notes attached as Exhibit A-2 thereto.		4.1	8-K	11/9/2020	0-12247
4.3	Indenture, dated August 14, 2025, between Southside Bancshares, Inc. and Wilmington Trust, National Association, as trustee.		4.1	8-K	08/14/2025	001-42396
4.4	First Supplemental Indenture, dated August 14, 2025, between Southside Bancshares, Inc. and Wilmington Trust, National Association, as trustee, including the form of the Notes attached as Exhibit A thereto.		4.2	8-K	08/14/2025	001-42396
4.5	Management agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any other agreements or instruments of Southside Bancshares, Inc. and its subsidiaries defining the rights of holders of any long-term debt whose authorization does not exceed 10% of total assets.					
(10)	**Material Contracts**					
10.1	Officers Long-term Disability Income Plan effective June 25, 1990 (as filed with the Registrant's Form 10-K for the year ended June 30, 1990).		**10 (b)	10-K	1991	
10.2	Retirement Restoration Plan for the subsidiaries of SoBank, Inc. (now named Southside Bancshares, Inc.).		**10 (c)	10-K	1993	
10.3	Deferred Compensation Agreement dated June 30, 1994 by and between Southside Bank and Lee Gibson, as amended October 15, 1997.		**10 (f)	10-K	03/30/1998	0-12247
10.4	Deferred Compensation Agreement dated January 15, 2009, by and between Southside Bank and Julie Shamburger.		**10.4	10-K	02/26/2021	0-12247
10.5	First Amendment to Deferred Compensation Agreement dated February 25, 2021, by and between Southside Bank and Julie Shamburger.		**10.5	10-K	02/26/2021	0-12247
10.6	Deferred Compensation Agreement dated January 12, 2009, by and between Southside Bank and Brian McCabe.		**10.7	10-K	02/28/2018	0-12247

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Exhibit	Form	Filing Date	File No.
10.7	Deferred Compensation Agreement dated August 21, 2023, by and between Southside Bank and Keith Donahoe.		**10.8	10-K	2/27/2025	001-42396
10.8	First Amendment to Deferred Compensation Agreement dated December 19, 2024, by and between Southside Bank and Keith Donahoe.		**10.9	10-K	2/27/2025	001-42396
10.9	Split Dollar Agreement dated September 7, 2004 with Lee R. Gibson, III.		**10 (i)	8-K	10/19/2004	3-17203
10.10	Split Dollar Agreement dated February 25, 2021 with Julie Shamburger.		**10.9	10-K	02/26/2021	0-12247
10.11	Split Dollar Agreement dated February 19, 2026 with Keith Donahoe.		**10.1	8-K	2/20/2026	001-42396
10.12	Employment Agreement dated October 22, 2007, by and between Southside Bank and Lee R. Gibson.		**10 (l)	8-K	10/26/2007	3-17203
10.13	Employment Agreement dated June 4, 2008, by and between Southside Bank and Julie Shamburger.		**10.1	10-Q	04/28/2017	0-12247
10.14	Employment Agreement dated November 17, 2008, by and between Southside Bank and Brian McCabe.		**10.14	10-K	02/28/2018	0-12247
10.15	Employment Agreement dated April 28, 2014, by and between Southside Bank, Southside Bancshares, Inc., and T.L. Arnold.		**10.5	S-4	07/18/2014	3-196817
10.16	First Amendment to Employment Agreement dated as of October 25, 2018, by and between Southside Bank and Julie Shamburger.		**10.1	10-Q	10/26/2018	0-12247
10.17	Employment Agreement dated January 23, 2025, by and between Southside Bank and Keith Donahoe.		**10.17	10-K	2/27/2025	001-42396
10.18	Southside Bancshares, Inc. 2009 Incentive Plan.		**99.1	8-K	04/20/2009	3-17203
10.19	Form of Southside Bancshares, Inc. Nonstatutory Stock Option Award Certificate for grant of Options pursuant to the Southside Bancshares, Inc. 2009 Incentive Plan.		**10.1	10-Q	08/08/2011	3-17203
10.20	Southside Bancshares, Inc. 2017 Incentive Plan.		**10.1	8-K	05/12/2017	0-12247
10.21	Form of Southside Bancshares, Inc. Nonstatutory Stock Option Award Certificate for grant of Options pursuant to the Southside Bancshares, Inc. 2017 Incentive Plan.		**10.3	10-Q	10/27/2017	0-12247
10.22	Southside Bancshares, Inc. 2025 Incentive Plan		**99.1	8-K	5/19/2025	001-42396
10.23	Form of Southside Bancshares, Inc. Restricted Stock Unit Award Certificate for employee grant of Units pursuant to the Southside Bancshares, Inc. 2025 Incentive Plan.		**10.1	10-Q	7/25/2025	001-42396

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Exhibit	Form	Filing Date	File No.
10.24	Form of Southside Bancshares, Inc. Restricted Stock Unit Award Agreement for director grant of Units pursuant to the Southside Bancshares, Inc. 2025 Incentive Plan.		**10.2	10-Q	7/25/2025	001-42396
10.25	Form of Southside Bancshares, Inc. Performance-based Restricted Stock Unit Award Agreement for grant of Units pursuant to the Southside Bancshares, Inc. 2025 Incentive Plan.	X				
10.26	Form of Note Purchase Agreement, dated as of November 6, 2020, by and among the Company and the Purchasers.		10.1	8-K	11/9/2020	0-12247
10.27	Form of Registration Rights Agreement, dated as of November 6, 2020, by and among the Company and the Purchasers.		10.2	8-K	11/9/2020	0-12247
10.28	Southside Bancshares, Inc. Annual Incentive Program.		**10.1	8-K	06/21/2021	0-12247
(19)	**Insider trading policies and procedures**					
19	Insider Trading Policy	X				
(21)	**Subsidiaries of the registrant**					
21	Subsidiaries of the Registrant.	X				
(23)	**Consents of experts and counsel**					
23.1	Consent of Independent Registered Public Accounting Firm.	X				
(31)	**Rule 13a-14(a)/15d-14(a) Certifications**					
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X				
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X				
(32)	**Section 1350 Certification**					
32	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X				
(97)	**Policy Relating to Recovery of Erroneously Awarded Compensation**					
97	Compensation Recoupment Policy	X				
(101)	**Interactive Date File**					
101.INS	XBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.	X				
101.SCH	XBRL Taxonomy Extension Schema Document.	X				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	X				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	X				

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Exhibit	Form	Filing Date	File No.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	X				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	X				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).	X				

**Compensation plan, benefit plan or employment contract or arrangement.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHSIDE BANCSHARES, INC.

DATE: February 27, 2026

BY: /s/ Keith Donahoe

Keith Donahoe

President and Chief Executive Officer

(Principal Executive Officer)

DATE: February 27, 2026

BY: /s/ Julie N. Shamburger

Julie N. Shamburger, CPA

Chief Financial Officer

(Principal Financial Officer)

DATE: February 27, 2026

BY: /s/ April M. Pinkley

April M. Pinkley, CPA

Chief Accounting Officer

(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ H. J. Shands, III H. J. Shands, III	Chairman of the Board and Director	February 27, 2026
/s/ John R. (Bob) Garrett John R. (Bob) Garrett	Vice Chairman of the Board and Director	February 27, 2026
/s/ Keith Donahoe Keith Donahoe	President, Chief Executive Officer and Director	February 27, 2026
/s/ Lawrence Anderson Lawrence Anderson	Director	February 27, 2026
/s/ S. Elaine Anderson S. Elaine Anderson	Director	February 27, 2026
/s/ Michael J. Bosworth Michael J. Bosworth	Director	February 27, 2026
/s/ Kirk A. Calhoun Kirk A. Calhoun	Director	February 27, 2026
/s/ Patricia A. Callan Patricia A. Callan	Director	February 27, 2026
/s/ Shannon Dacus Shannon Dacus	Director	February 27, 2026
/s/ Alton L. Frailey Alton L. Frailey	Director	February 27, 2026
/s/ Lee R. Gibson Lee R. Gibson	Director	February 27, 2026
/s/ Jeb Jones Jeb Jones	Director	February 27, 2026
/s/ Ray McKinney Ray McKinney	Director	February 27, 2026
/s/ Preston L. Smith Preston L. Smith	Director	February 27, 2026



CONTACT INFORMATION
Southside Bancshares, Inc.
Post Office Box 1079
Tyler, TX 75710-1079
903.531.7111

MEDIA INQUIRIES
pr@southside.com

INVESTOR INQUIRIES
ir@southside.com